40-33

John Hancock Financial Services

U.S. Wealth Management
Law Department
601 Congress Street
11th Floor
Boston, MA 02210-2805

(617) 663-3000
Fax: (617) 663-2197

John Hancock
the future is yours

November 1, 2010

SEC
Mail Processing
Section

NOV 01 2010

Washington, DC
122

By Hand Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: John Hancock Life Insurance Company (U.S.A.)
John Hancock Investment Management Services, LLC (SEC File No. 801-28947)
John Hancock Funds, LLC (SEC File No. 008-43582)
John Hancock Distributors, LLC (SEC File No. 008-15826)
John Hancock Trust (SEC File No. 811-04146) Branch 20
John Hancock Funds II (SEC File No. 811-21779)
Filings Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of entities named above, enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, please find a copy of the Second Amended Class Action Complaint and Jury Demand filed in the United States District Court for the District of New Jersey in a matter encaptioned:

> *Danielle Santomenno, for the use and benefit of the John Hancock Trust and the John Hancock Funds II; Karen Poley and Barbara Poley, for the use and benefit of the John Hancock Funds II; Danielle Santomenno, Karen Poley and Barbara Poley individually and on behalf of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), employee benefit plans that held, or continue to hold, group variable annuity contracts issued/sold by John Hancock Life Insurance Company (U.S.A.), and the participants and beneficiaries of all such ERISA covered employee benefit plans; and Danielle Santomenno individually and on behalf of any person or entity that is a party to, or has acquired rights under, an individual or group variable annuity contract that was issued/sold by John Hancock Life Insurance Company (U.S.A.) where the underlying investment was a John Hancock proprietary fund contained in the John Hancock Trust, v. John Hancock Life Insurance Company (U.S.A.), John Hancock Investment Management Services, LLC, John Hancock Funds, LLC, and John Hancock Distributors, LLC,* Civil Action No 2:10-cv-01655-WJM-FM.

The Defendants have previously filed with the Commission the First Amended Complaint, and were not served with the initial complaint in this matter. Please mark the enclosed copy of this letter as "received" and return it to me. Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Christopher Sechler, Assistant Secretary,
John Hancock Trust and John Hancock Funds II

Enclosure

cc: Francis V. Knox, Jr.
Thomas M. Kinzler

10000637

BOS-1397779 v2

SZAFERMAN, LAKIND, BLUMSTEIN & BLADER, P.C.
101 Grovers Mill Road, Suite 200
Lawrenceville, New Jersey 08648
By: Robert L. Lakind, Esquire
Telephone: (609) 275-0400
Fax: (609) 275-4511

LEVY, PHILLIPS & KONIGSBERG, LLP
800 Third Avenue, 13th Floor
New York, New York 10022
By: Moshe Maimon, Esquire
Telephone: (212) 605-6200
Fax: (212) 605-6290

Attorneys For Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

DANIELLE SANTOMENNO, for the use and benefit of the John Hancock Trust and the John Hancock Funds II; KAREN POLEY and BARBARA POLEY, for the use and benefit of the John Hancock Funds II; DANIELLE SANTOMENNO, KAREN POLEY and BARBARA POLEY individually and on behalf of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), employee benefit plans that held, or continue to hold, group variable annuity contracts issued/sold by John Hancock Life Insurance Company (U.S.A.), and the participants and beneficiaries of all such ERISA covered employee benefit plans; and DANIELLE SANTOMENNO individually and on behalf of any person or entity that is a party to, or has acquired rights under, an individual or group variable annuity contract that was issued/sold by John Hancock Life Insurance Company (U.S.A.)	**Honorable William J. Martini** **Civil Action No. 2:10-cv-01655-WJM-MF** **SECOND AMENDED CLASS ACTION COMPLAINT AND JURY DEMAND**

where the underlying investment was a John Hancock proprietary fund contained in the John Hancock Trust

Plaintiffs,

vs.

John Hancock Life Insurance Company (U.S.A.), John Hancock Investment Management Services, LLC, John Hancock Funds, LLC, and John Hancock Distributors, LLC,

Defendants.

Plaintiff, DANIELLE SANTOMENNO ("Plaintiff Santomenno"), whose street address is 18-00 Fair Lawn Avenue, Suite 105, Fair Lawn, New Jersey, 07410 and whose post office address is Post Office Box 2652, Fair Lawn, New Jersey 07410, for the use and benefit of the John Hancock Trust and the John Hancock Funds II; Plaintiff KAREN POLEY ("Plaintiff K. Poley"), whose street address is 114 East Revere Avenue, Northfield, NJ 08244, for the use and benefit of the John Hancock Funds II; and Plaintiff BARBARA POLEY ("Plaintiff B. Poley") whose street address is 114 W. Poplar Avenue, Linwood, New Jersey, 08221, for the use and benefit of the John Hancock Funds II; PLAINTIFFS SANTOMENNO, K. POLEY, and B. POLEY individually and on behalf of those Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covered employee benefit plans that held, or continue to hold, group annuity contracts issued/sold by John Hancock Life Insurance Company (U.S.A.) and the participants and beneficiaries of all such ERISA covered employee benefit plans; and DANIELLE SANTOMENNO individually and on behalf of any person or entity that is a party to, or has acquired rights under, an individual or group variable annuity contract that was issued/sold by John Hancock Life Insurance Company (U.S.A.), where the underlying investment was a John Hancock proprietary fund contained in the John Hancock Trust; by way of Complaint against, Defendants, John Hancock Life Insurance Company (U.S.A.), (whose principal place of business is believed to be 601 Congress Street, Boston, Massachusetts, 02210), John Hancock Investment Management Services, LLC (whose principal place of business is believed to be 601 Congress Street, Boston, Massachusetts, 02210), John Hancock Funds, LLC (whose principal place of business is believed to be 601 Congress Street, Boston, Massachusetts, 02210), and John Hancock Distributors, LLC (whose principal place of business is believed to be 601 Congress Street, Boston, Massachusetts, 02210), says that:

TABLE OF CONTENTS

I. NATURE OF ACTION AND SUMMARY OF CLAIMS

A. Overview-ERISA Claims

1. The underlying ERISA claims derive from Defendants' sale and operation of group annuity contracts to the sponsors of 401(k) plans, the management of assets in those plans, and the investments which Defendants made of the plans' assets, which, as a consequence of Defendants' misconduct, caused Plaintiffs to pay unreasonable and excessive fees in connection with the investment of their retirement savings.

2. The Plaintiff ERISA covered employee benefit plans (hereafter "the Plaintiff Plans") are employer-sponsored defined contribution retirement plans subject to ERISA, 29 U.S.C. §1001, et seq.

3. The Plaintiff Participants are or were participants and beneficiaries of the aforesaid Plaintiff Plans ("Plaintiff Participants"). Collectively, the Plaintiff Plans and Plaintiff Participants are occasionally hereinafter referred to as the "Plaintiffs."

4. Defendant, John Hancock Life Insurance Company (U.S.A.) ("John Hancock (U.S.A.)"), provides services to ERISA covered employee benefit plans and, in connection therewith, provided and provides the Plaintiff Plans with various investment options through a product known as a group annuity contract.

5. As part of its services, Defendant John Hancock (U.S.A.) provided and provides the sponsors of the Plaintiff Plans with a limited selection of funds as potential investment options for the Plaintiff Plans and Plaintiff Participants. These fund menus are composed primarily of John Hancock funds and several independent funds.

6. Investment into either a John Hancock or independent fund results in fees

being paid to Defendant John Hancock (U.S.A.).

7. On information and belief, Defendant John Hancock (U.S.A.) assembles several different menus. On information and belief, the fee practices with respect to the investment options that are offered to Plaintiffs, which are the bases for Plaintiffs' claims, are consistent among all of the investment options that are offered on all such menus.

8. The John Hancock funds to be included on the menus are all selected from one of three John Hancock trusts and these funds are used on multiple different menus. Defendants also refer to these funds as "portfolios."

9. With respect to the independent funds that are offered as investment options, on information and belief, Defendant John Hancock (U.S.A.) enters into agreements with the advisers to a specific group of independent funds and agrees to offer those funds as investment options with its group annuity contracts (i.e., to the Plaintiff Plans) so long as the fund agrees to pay Defendant John Hancock (U.S.A.) a revenue sharing payment.

10. The three John Hancock trusts which contain the John Hancock funds/portfolios which are used as investment options with Defendant John Hancock (U.S.A.)'s group annuity contracts are the: (A) John Hancock Trust ("JHT"), (B) John Hancock Funds II ("JHFII") and (C) John Hancock Funds III ("JHFIII") (collectively the "JH Trusts"). Each trust is a series trust, that contains multiple funds/portfolios within it. Each trust is a registered open end investment management company, the funds/portfolios within each trust are unregistered.

11. As evidence of Defendant John Hancock (U.S.A.)'s fee practices, the Second Amended Class Action Complaint generally relies on the specific menu that was offered to both (A) the Plaintiff Plan in which Plaintiff Santomenno was a participant in and (B) other

Plaintiff Plans. This menu contained twenty-nine investment options, nineteen were John Hancock funds/portfolios from the JH Trusts and ten were independent funds. This menu is hereinafter referred to as the "Example Plan Investment Menu." On information and belief the fee practices that Defendants engaged in with respect to the Example Plan Investment Menu and form the bases of Plaintiffs claims, were followed by the Defendants on all of the menus Defendant John Hancock (U.S.A.) created for the Plaintiff Plans.

12. The investment menu that was offered to the Plaintiff Plan in which Plaintiffs K. and B. Poley were participants, contained sixty-six investment options. That menu contained many of the John Hancock funds/portfolios (from the JHFII) that were offered on the Example Plan Investment Menu as well as other John Hancock funds/portfolios from the JHFII.

13. In Charters v. John Hancock Life Insurance Company (U.S.A.), 583 F.Supp.2d 189 (D.Mass. 2008), the Court concluded that Defendant John Hancock (U.S.A.) was a fiduciary under ERISA. The menu in the Charters case contained seventy-two investment options.

14. Beginning in 2002, Defendant John Hancock (U.S.A.) embarked on a "fund adoption" program in which it cloned independent funds and labeled them as John Hancock funds/portfolios.

15. Many of the funds/portfolios "adopted" by Defendants that were investment options on the Example Plan Investment Menu and that were also offered to the Plaintiff Plan in which Plaintiffs K. Poley and B. Poley were participants, on information and belief, were included in the investment menu offered in the Charters case, but in their original form (i.e., prior to adoption). Furthermore, most of the independent funds that were offered on the investment menu at issue in the Charters case, exist on the Example Plan Investment Menu.

16. For the Example Plan Investment Menu, Defendant John Hancock (U.S.A.) selected, from the JH Trusts, the following nineteen John Hancock funds/portfolios to be included on that menu (the parenthetical after the fund/portfolio identifies the JH Trust in which the fund/portfolio is contained): (A) the All Cap Value Fund (JHFII), (B) the Blue Chip Growth Fund (JHFII), (C) the Global Bond Fund (JHFII), (D), the International Core Fund (JHFIII), (E) the International Value Fund (JHFII), (F) the Lifestyle Fund-Aggressive Portfolio (JHFII), (G) the Lifestyle Fund-Moderate Portfolio (JHFII), (H) the Lifestyle Fund-Balanced Portfolio (JHFII), (I) the Lifestyle Fund-Growth Portfolio (JHFII), (J) the Lifestyle Fund-Conservative Portfolio (JHFII), (K) the Mid Value Trust (JHT), (L) the Money Market Trust (JHT), (M) the Real Return Bond Fund (JHFII), (N) the Small Cap Growth Trust (JHT), (O) the Small Company Value Fund (JHFII), the (P) Strategic Income Trust (JHT), (Q) the Total Return Fund (JHFII), (R) the U.S. Government Securities Fund (JHFII) and (S) the Value Trust (JHT). These funds/portfolios, all of which are contained in the JH Trusts, are hereinafter collectively referred to as the "Example Plan JH Funds."

17. The names of the ten non-proprietary John Hancock funds that are offered on the Example Plan Investment Menu are provided in Section IX of the Second Amended Class Action Complaint and are referred to as the "Example Plan Independent Funds." A common characteristic among all of the non-John Hancock funds that were offered on any investment menu is that Plaintiffs' investments in these funds resulted in payments to Defendant John Hancock (U.S.A.).

18. Each of the Plaintiff Plans, or their sponsors, selects all or some of the funds on the menu constructed by Defendant John Hancock (U.S.A.) to be made available to the Plaintiff

Participants for investment of their retirement assets.

19. When Plaintiff Participants elect to invest their retirement savings in a fund selected by Defendant John Hancock (U.S.A.), their investment of those retirement savings is first deposited into separate Sub-Accounts, each of which corresponds to a specific fund investment option, or fund. From the Sub-Accounts, Plaintiff Participants' investments are then invested in the underlying fund.

20. Defendant John Hancock (U.S.A.) pools the Plaintiffs' retirement savings designated for a fund from all Plaintiff Plans into a Sub-Account and uses the funds from the Sub-Accounts to purchase shares in the chosen fund.

21. The substance of the Plaintiffs' ERISA claims is that the John Hancock (U.S.A.) group annuity contracts issued/sold to the Plaintiff Plans, or their sponsors, resulted in Plaintiffs being charged unreasonable and excessive fees on their retirement investments for products and services that were not materially different than an investment by a standard 401(k) plan directly into a fund.

22. Defendant John Hancock (U.S.A.) has developed a scheme in which it markets its package of investment options to unsophisticated small to mid-size employee retirement programs.

23. Defendant John Hancock (U.S.A.) sells what is essentially an investment in a fund within a wrapper of an annuity or insurance contract which, upon information and belief, does not provide any features (unless additional fees are paid) that would not be available if Plaintiff Participants investments made directly into the underlying fund. This is because, according to Defendant John Hancock (U.S.A.):

> The value of a Fund's [referring to the Sub-Accounts that overlay the mutual funds] investments is not guaranteed and normally depends on the market value of the particular assets in the fund, which can fluctuate according to the market conditions. The investment results in each Fund are directly passed through to plans and participants holding units of that Fund.

24. Defendant John Hancock (U.S.A.) has failed to fulfill its duties under ERISA as a fiduciary to the Plaintiff Plans by charging excessive unwarranted fees.

25. Defendants, by virtue of charging excessive fees, have appropriated significant assets from the Plaintiff Participants' retirement accounts on a continual basis.

26. Defendant John Hancock (U.S.A.)'s program fees charged to the Plaintiffs exceed what would be a reasonable fee negotiated in an arm's length transaction for such services.

27. Excessive fees are charged to Plaintiff Participants' accounts, on their investments, both individually and in the aggregate by Defendant John Hancock (U.S.A.).

28. These excessive fees include: the "Sales and Service Fee," the high and continual commissions paid to financial intermediaries, the recordkeeping and administrative fees assessed separately at the account level, fund distribution and service fees (i.e., 12b-1 fees), high investment management fees charged by Defendants and their affiliates to affiliated underlying funds/portfolios, high expense structures in the underlying funds which do not take advantage of the Defendants' negotiating leverage to obtain the most favorable fee structure, and improper revenue sharing arrangements which inure to the benefit of Defendant John Hancock (U.S.A.) instead of being returned to the Plaintiff Plans.

29. In addition, if a group annuity contract is cancelled with Defendant John Hancock (U.S.A.) before a certain number of years have elapsed, Defendant John Hancock (U.S.A.) assesses a penalty fee.

30. Defendant John Hancock (U.S.A.) is a fiduciary under ERISA. Plaintiffs Santomenno, K. Poley and B. Poley, file the ERISA claims, seeking restitution for the full value of their, and all other Plaintiff Participants', retirement benefits, which they were denied, because Defendant John Hancock (U.S.A.) violated ERISA by: (A) failing to act prudently towards the Plaintiff Plans for which it is a fiduciary, (B) failing to take steps to defray reasonable costs when managing the Plaintiff Plans' assets, (C) failing to invest in suitable underlying available fund share classes with respect to the funds unaffiliated with John Hancock, (D) failing to negotiate the removal of the charging of 12b-1 fees with respect to the funds/portfolios affiliated with John Hancock entities (i.e, the funds/portfolios in the JH Trusts), (E) committing prohibited transactions through the receipt of the "Sales and Service Fees," (F) committing prohibited transactions by charging investment advisory/management fees on Plaintiffs investments in funds/portfolios in the JH Trusts, (G) committing prohibited transactions by retaining revenue sharing payments from (1) unaffiliated underlying funds for those funds' participation in Defendant John Hancock (U.S.A.)'s program and (2) unaffiliated subadvisers to certain funds within the JH Trusts and (H) commission of prohibited transactions by charging 12b-1 fees on funds/portfolios within the JH Trusts.

31. Plaintiffs Santomenno, K. Poley and B. Poley also file the ERISA claims individually and on behalf of the Plaintiff Plans that held, or continue to hold, group annuity contracts issued/sold by Defendant John Hancock (U.S.A.) for the ERISA violations described above.

B. Overview-Investment Company Act Of 1940 ("ICA") Claims For Violation Of ICA §36(b), 15 U.S.C. §80a-35(b)

32. The JHT is a series trust that is comprised of separate investment funds/portfolios, each which has its own investment objective. The JHT is a registered open end investment management company under the ICA. The funds/portfolios within the JHT are unregistered. The portfolios within the JHT are used as the investment options for Defendant John Hancock (U.S.A.)'s group and individual annuity contracts. The JHT includes some of the Example Plan JH Funds, including, the Money Market Trust and the Small Cap Growth Trust.

33. The JHFII is a series trust that is comprised of separate investment funds/portfolios. The JHFII is a registered open end investment management company under the ICA. The funds/portfolios within the JHFII are unregistered. The portfolios within the JHFII are used, for among other things, as the investment options for Defendant John Hancock (U.S.A.)'s group annuity contracts. Among the investment funds/portfolios it includes are some of the Example Plan JH Funds, including, the Blue Chip Growth Fund, the Lifestyle Fund-Aggressive Portfolio, the Lifestyle Fund-Growth Portfolio and the Lifestyle Fund-Balanced Portfolio.

34. Plaintiff Santomenno, from July of 2008 through sometime in June of 2010, was invested in the following investment funds/portfolios: the Blue Chip Growth Fund, the Money Market Trust and the Small Cap Growth Trust, and therefore was a security holder of JHT and the JHFII.

35. Plaintiff K. Poley, from July of 2004 through sometime in January of 2010, was invested in the Lifestyle Fund-Balanced Portfolio, and therefore, on information and

belief, was a security holder of the JHFII.[1]

36. Plaintiff B. Poley, from January of 2009 through sometime in January of 2010, was invested in the Lifestyle Fund-Aggressive Portfolio, the Lifestyle Fund-Growth Portfolio and the Lifestyle Fund-Balanced Portfolio, and therefore, on information and belief, was a security holder of the JHFII.[2]

37. Defendant, John Hancock Investment Management Services, LLC, is the investment adviser to all of the investment funds/portfolios in the JHT, the JHFII and the JHFIII, as well as the trusts themselves, and it has breached its fiduciary obligations under ICA §36(b), 15 U.S.C. §80a-35(b), by charging management fees to the investment funds and the series trusts themselves that were so disproportionately large that those fees bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

38. Plaintiff Santomenno brings this action derivatively pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the JHT and the JHFII.

---

[1]The JHT also contains a fund/portfolio with a similar name to the Lifestyle Fund-Balanced Portfolio that is contained in the JHFII. On information and belief, Plaintiff K. Poley was invested in the Lifestyle Fund-Balanced Portfolio contained in the JHFII and not the similarly named fund/portfolio contained in the JHT. If Plaintiffs are incorrect in this assumption, then Plaintiff K. Poley brings the derivative claim described in Count VIII pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the JHT, as opposed to the JHFII.

[2]The JHT also contains funds/portfolios with similar names to the Lifestyle Fund-Balanced Portfolio, the Lifestyle Fund-Aggressive Portfolio, and the Lifestyle Fund-Growth Portfolio that are contained in the JHFII. On information and belief, Plaintiff B. Poley was invested in the Lifestyle Fund-Balanced Portfolio, the Lifestyle Fund-Aggressive Portfolio, and the Lifestyle Fund-Growth Portfolio that are contained in the JHFII and not the similarly named funds/portfolios in the JHT. If Plaintiffs are incorrect in this assumption, then Plaintiff B. Poley bring the derivative claim described in Count VIII pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the JHT, as opposed to the JHFII.

39. Plaintiffs K. Poley and B. Poley brings this action derivatively pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the JHFII.

40. The Plaintiffs seek, pursuant to ICA §36(b)(3), 15 U.S.C. §35(b)(3), the actual damages resulting from Defendant John Hancock Investment Management Services, LLC, breach of fiduciary duties pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), with respect to the management fees it charged the funds/portfolios within the JHT and the JHFII. Plaintiffs seek a recovery from the earliest date permitted by the statute through the latest date permitted by the statute.

C. Overview-ICA Claims Pursuant To ICA §47, 15 U.S.C. §80a-46(b)

41. In addition to selling group variable annuity contracts to the Plaintiff Plans, or their sponsors, Defendant John Hancock (U.S.A.) also sells individual variable annuity contracts to other persons. These individual variable annuity contracts and group variable annuity contracts (including those associated with the Plaintiff Plans) are hereinafter referred to as the "JH Variable Annuity Contract(s)." The JH Variable Annuity Contracts provide the parties to such contracts, or persons who have acquired rights under such contracts, investment options where the ultimate investment is for one of the many funds/portfolios contained in the JHT (the JHT contains some, but not all, of the Example Plan JH Funds, as well as other funds/portfolios).

42. Plaintiff Santomenno, through the Plaintiff Plan in which she was a participant, (A) is/was a party to a JH Variable Annuity Contract (specifically the group annuity contract associated with the Plaintiff Plan in which she is a participant) or (B) a non party that acquired rights under the specific JH Variable Annuity Contract described in (A). All persons who are or were a party to a JH Variable Annuity Contract or have acquired rights under such a contract are

plaintiffs in the claim described herein and are hereinafter referred to as the "Contractholders Class," and this class includes Plaintiff Santomenno.

43. All members of the Contractholders Class were charged fees by Defendant John Hancock (U.S.A.) on any investment (whether directly or indirectly) into an investment fund/portfolio in the JHT that were: (A) unreasonable in relation to the services rendered, (B) unreasonable in relation to the expenses incurred and (C) unreasonable in connection with the risks that Defendant John Hancock (U.S.A.) assumed in connection with the JH Variable Annuity Contracts.

44. As the JH Variable Annuity Contracts were funded by registered separate accounts, the improper fees associated with the JH Variable Annuity Contracts, and charged by Defendant John Hancock (U.S.A.), violated ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2).

45. The group annuity contract to which Plaintiff Santomenno was a party to, or acquired rights under, was operated through both registered and unregistered separate accounts. At this time Plaintiffs, on information and belief, believe that the group annuity contract which Plaintiffs K. Poley and B. Poley, were parties to, or acquired rights under, were operated through unregistered separate accounts, but are unable to determine if this contract was also operated through registered separate accounts.

46. Plaintiff Santomenno, brings this action pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), on behalf of herself and the Contractholders Class for the fees Defendant John Hancock (U.S.A.) charged in conjunction with such contracts that violated ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2).

47. Pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), the Contractholders Class seeks

rescission of any JH Variable Annuity Contract, or portions thereof, for the fees and/or charges associated with such contracts that violated ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), and were deducted by Defendant John Hancock (U.S.A.).

48. For all JH Variable Annuity Contracts rescinded on the basis of their unlawfulness under ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), the Contractholders Class seeks restitution pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), against Defendant John Hancock (U.S.A.), which was unjustly enriched through its collection of unreasonable fees and charges deducted under void provisions of the JH Variable Annuity Contracts.

II. THE PARTIES

A. Plaintiffs

49. The Plaintiff Plans are defined contribution plans (401(k) plans), subject to ERISA, to whom Defendant John Hancock (U.S.A.) provided investment management services through one of its group annuity contracts.

50. The Plaintiff Participants are participants, as defined in ERISA §3(7), 29 U.S.C. §1002(7), and/or beneficiaries, as defined in ERISA §3(8), 29 U.S.C. §1002(8), of the Plaintiff Plans to whom Defendant John Hancock (U.S.A.) provided investment management services through one of its group annuity contracts. The Plaintiff Participants, include, among others, Plaintiff Santomenno, Plaintiff B. Poley and Plaintiff K. Poley.

51. Plaintiff Santomenno is a participant in the J & H Berge, Inc. 401(k) Profit Sharing Plan, a Plaintiff Plan.

52. Plaintiffs K. Poley and B. Poley are participants in the Scibal Associates, Inc. 401(k) Plan (subsequently renamed the QualCare Alliance Networks, Inc. Retirement Plan), a

Plaintiff Plan.

53. The Plaintiff Participants file this action as a derivative action on behalf of the Plaintiff Plans pursuant to ERISA §502(a)(2), 29 U.S.C. §1132(a)(2), to recover assets of such plans which Defendants improperly took in violation of ERISA.

54. The Plaintiff Participants file this action to recover the full value of their retirement benefits, which they were deprived of by Defendants' actions, pursuant to ERISA §§502(a)(2) and (3), 29 U.S.C. §§1132(a)(2) and (3).

55. The Plaintiffs also file this action as a derivative claim under the ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the JHT and the JHFII.

56. The Contractholders Class brings this action pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), to rescind the JH Variable Annuity Contracts, or all portions thereof, that were in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2).

B. Defendants

57. Defendant, John Hancock Life Insurance Company (U.S.A.) (i.e. John Hancock (U.S.A.)), is a Michigan corporation engaged in the business of issuing and administering group annuity contracts to sponsors of defined contribution (401(k)) plans in all states, with the exception of the State of New York. These contracts are targeted to small to mid-size employers. Defendant John Hancock (U.S.A.) also issues individual annuity contracts. The principal place of business of Defendant John Hancock (U.S.A.) is believed to be 601 Congress Street, Boston, Massachusetts, 02210.

58. Defendant, John Hancock Investment Management Services, LLC (hereinafter, "John Hancock Investment Management Services"), is a Delaware limited liability company

engaged in the business of providing investment advice to the JHT, the JHFII and the JHFIII, as well as the investment funds/portfolios contained in such trusts, including those that are used as investment options by Defendant John Hancock (U.S.A.) with its group and individual annuity contracts. The principal place of business of John Hancock Investment Management Services is believed to be 601 Congress Street, Boston, Massachusetts, 02210.

59. The Securities and Exchange Commission of the United States of America (hereinafter, the "SEC") has fined Defendant John Hancock Investment Management Services for engaging in a scheme to defraud or deceive, with respect to investment funds that it advises, and that are used as investment options for annuity contracts. John Hancock Investment Management Services was fined by the SEC for using fund assets to pay unauthorized fees.

60. Defendant, John Hancock Distributors, LLC (hereinafter, "John Hancock Distributors"), is a Delaware limited liability company and is an affiliate of Defendant John Hancock Investment Management Services. It serves as the distributor of the shares of the investment funds/portfolios contained in the JHT. The principal place of business of John Hancock Distributors is believed to be 601 Congress Street, Boston, Massachusetts, 02210.

61. Defendant, John Hancock Funds, LLC (hereinafter, "John Hancock Funds"), is a Delaware limited liability company and is an affiliate of Defendant John Hancock Investment Management Services. It serves as the distributor of the shares of the investment funds/portfolios contained in the JHFII and the JHFIII. The principal place of business of John Hancock Funds is believed to be 601 Congress Street, Boston, Massachusetts, 02210.

62. On an annual basis, Defendant, John Hancock Investment Management Services, requests the approval, by the boards of the JHT, the JHFII and the JHFIII, with respect to the

funds/portfolios it manages that are contained in these trusts, to continue its distribution and service plan in accordance with Rule 12b-1 under the ICA, which permits payment of distribution and service fees known as 12b-1 fees from the assets of each of the funds/portfolios within these trusts.

63. Defendant John Hancock Investment Management Services pays all or a portion of the 12b-1 fees it receives for the investment funds/portfolios it manages to itself or to John Hancock Distributors or to John Hancock Funds (depending upon which JH Trust in which the fund/portfolio is located).

64. Defendants John Hancock Investment Management Services', John Hancock Distributors' and John Hancock Funds', promotion of the investment funds/portfolios within the JH Trusts benefits these Defendants because the compensation paid to them appreciates with the growth of assets in the investment funds/portfolios within the JH Trusts.

65. The SEC has fined John Hancock Distributors and John Hancock Funds for aiding and abetting in a scheme to defraud or deceive, with respect to John Hancock proprietary funds that are used as investment options for variable annuity contracts.

III. JURISDICTION AND VENUE

66. This Court has jurisdiction over the claims that arise under ERISA pursuant to 28 U.S.C. §1331 and ERISA §502(e)(1), 29 U.S.C. §1132(e)(1) and the claims that arise under the ICA, §§36(b) and 47(b),15 U.S.C. §§80a-35(b) and 46(b), pursuant to 28 U.S.C. §1331 and ICA §§36 (b)(5) and 44, 15 U.S.C. §80a-35(b)(5) and 43.

67. Venue is proper in the District of New Jersey pursuant to ERISA §502(e)(2), 29 U.S.C. §1132(e)(2) and 28 U.S.C. §1391.

68. No presuit demand on the board of directors of the JHT or the JHFII is required as the requirements of Fed. R. Civ. P. 23.1 do not apply to actions under ICA §36(b), 15 U.S.C. 80a-35(b).

IV. THE LAW

A. ERISA

69. ERISA, codified at 29 U.S.C. §1001, et seq., was enacted, in part, to ensure "the soundness and stability of plans with respect to adequate funds to pay promised benefits." ERISA §2(a), 29 U.S.C. §1001(a).

70. A 401(k) plan is a defined contribution plan.

71. Defined contribution plans are governed by ERISA. ERISA §3(34), 29 U.S.C. §1002(34).

72. Because Defendant John Hancock (U.S.A.) uses its group annuity contracts in connection with services provided to defined contribution plans, such plans are subject to ERISA.

73. ERISA §3(21), 29 U.S.C. §1002(21) defines a fiduciary as any entity that:

> (a) exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management or disposition of its assets,
>
> (b) renders investment advice for a fee or other compensation, direct or indirect, with respect to any monies or other property of such plan, or has any authority or responsibility to do so, or
>
> (c) has any discretionary authority or discretionary responsibility in the administration of such plan.

74. When managing the assets of a plan subject to ERISA, a fiduciary must act solely in the interest of plan participants and to defray reasonable plan expenses. ERISA §404(a)(1)(A),

29 U.S.C. §1104(a)(1)(A).

75. When managing the assets of a plan subject to ERISA, a fiduciary must act with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B).

76. The fees that are charged to participants on account of the investment of ERISA plan assets are relevant to assessing whether a fiduciary has made a prudent investment of plan assets.

77. The historical performance of an investment option into which ERISA plan assets are placed is relevant to assessing whether a fiduciary has made a prudent investment of plan assets.

78. The disciplinary history of any party associated with managing or operating investment vehicles into which ERISA plan assets are placed is relevant to assessing whether a fiduciary has made a prudent investment of plan assets.

79. ERISA forbids self dealing by fiduciaries.

80. Self dealing transactions are among the "prohibited transactions" described in ERISA §406(b), 29 U.S.C. §1106(b).

81. ERISA §406(b), 29 U.S.C. §1106(b) provides, in pertinent part, as follows:

> (b) Transactions between plan and fiduciary
>
> A fiduciary with respect to a plan shall not--
>
> (1) deal with the assets of the plan in his own interest or for his own account,

(2) in his individual or in any other capacity act in any transaction involving the plan on behalf of a party (or represent a party) whose interests are adverse to the interests of the plan or the interests of its participants or beneficiaries, or

(3) receive any consideration for his own personal account from any party dealing with such plan in connection with a transaction involving the assets of the plan.

82. ERISA forbids a fiduciary from engaging in transactions with "parties in interest," as defined in ERISA §3(14), 29 U.S.C. §1002(14).

83. Transactions with "parties in interest" are among the "prohibited transactions" described in ERISA §406(a), 29 U.S.C. §1106(a).

84. ERISA §3(14)(G), 29 U.S.C. 1002(14)(G) defines a "party in interest" as

a corporation, partnership...of which (or in which) 50 percent or more of–

(i) the combined voting power of all classes of stock entitled to vote or the total value of shares of all classes of stock of such corporation,

(ii) the capital interest or profits interest of such partnership, or

* * * *

is owned directly or indirectly, or held by [a fiduciary to the plan or an entity that provides services to the plan.]

85. ERISA §406(a), 29 U.S.C. §1106(a), provides in pertinent part as follows:

(a) Transactions between plan and party in interest

Except as provided in section 1108 of this title:

(1) A fiduciary with respect to a plan shall not cause the plan to engage in a transaction, if he knows or should know that such transaction constitutes a direct or indirect--

(A) sale or exchange, or leasing, of any property between the plan and a party in interest;

* * * *

> (D) transfer to, or use by or for the benefit of a party in interest, of any assets of the plan. . . .

86. Pursuant to ERISA §409, 29 U.S.C. §1109, any fiduciary that violates either ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106, with respect to an ERISA plan, is liable to "make good" for

> any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate.

87. Pursuant to ERISA §502(a)(2), 29 U.S.C. §1332(a)(2), a participant or beneficiary has standing to bring a complaint for any relief under ERISA §409, 29 U.S.C. §1109.

88. Pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), a participant or beneficiary has standing to bring a claim to (A) enjoin any practice that violates ERISA or (B) to obtain other equitable relief (i) to redress a violation of ERISA or (ii) to enforce any provision of ERISA.

89. Pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), a civil action may be maintained against a non-fiduciary that participates in a fiduciary's violations of ERISA.

90. Pursuant to ERISA §502(g), 29 U.S.C. §1132(g), a court, in its discretion, may allow for payment of reasonable attorney's fees and costs associated with an action arising under ERISA.

91. Plaintiffs bring this action pursuant to ERISA §§409(a) and 502(a)(2), (3) and (g), 29 U.S.C. §§1109(a), and 1132(a)(2), (3) and (g) for, among other relief, the following:

a. A declaratory judgment holding that the acts of Defendants John Hancock (U.S.A.), John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds described herein are illegal as violations of ERISA.

b. A permanent injunction against the Defendants from engaging in the prohibited practices described herein.

c. Disgorgement/restitution of the excessive and impermissible fees received by Defendants on account of investments made in Defendant John Hancock (U.S.A.) products.

d. Disgorgement/restitution of the impermissible revenue sharing payments that were received by Defendant John Hancock (U.S.A.) on account of the Plaintiff Participants' investment of their retirement monies.

e. Disgorgement of excessive fees charged by underlying, unaffiliated funds, that represent the difference between the unsuitable investment classes Defendant John Hancock (U.S.A.) selected for Plaintiffs' assets and the lowest cost alternative.

f. Reasonable costs and attorneys fees.

B. ICA §36(b), 15 U.S.C. §80a-35(b)

92. In 1940 Congress enacted the ICA.

93. ICA §36(b), 15 U.S.C. §80a-35(b), provides that a security holder may bring suit against the investment adviser of a registered investment company if the adviser breaches its fiduciary duty with respect to the amount of compensation it receives from the registered investment company as compensation for its services.

94. Pursuant to ICA §36(b), 15 U.S.C. §80a-35(b) and Jones v. Harris Assoc., 130 S.Ct. 1418 (2010), that duty is breached if the adviser's fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

95. Among the factors a court should consider in determining if this fiduciary duty has been breached are: (A) the nature and quality of the adviser's services, (B) the profitability of

the fund to the adviser, (C) comparative fee structures and (D) the conscientiousness of the board of directors of the fund in approving the adviser's fee.

96. Defendant John Hancock Investment Management Services is an investment adviser to the JHT and the JHFII. Both are registered open end investment management companies. Furthermore, both are series trusts comprised of separate investment funds/portfolios, and Defendant John Hancock Investment Management Services serves as the adviser to all of the funds/portfolios within the JHT and the JHFII.

97. The management fees charged by Defendant John Hancock Investment Management Services with respect to these funds/portfolios and their associated trusts were so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

98. From January 1, 2009 to sometime in June of 2010 Plaintiff Santomenno was a security holder of both the JHT and the JHFII.

99. From January 1, 2009 to sometime in January of 2010 Plaintiffs K. Poley and B. Poley were security holders of the JHFII.

100. Plaintiff Santomenno has standing, pursuant ICA §36(b), 15 U.S.C. §80a-35(b), to bring suit on behalf of the JHT and the JHFII for the actual damages resulting from the breaches of fiduciary duty on the part of Defendant John Hancock Investment Management Services with respect to the amount of compensation it received from these open end investment management companies. Plaintiffs K. Poley and B. Poley have standing to bring suit on behalf of the JHFII for the claims set forth herein.

101. Plaintiffs Santomenno, K. Poley and B. Poley file this action as a derivative action

on behalf of the following registered open end investment management companies: the JHT and the JHFII.

102. The Plaintiffs seek, pursuant to ICA §36(b)(3), 15 U.S.C. §35(b)(3), the actual damages resulting from Defendant John Hancock Investment Management Services breaches of fiduciary duties pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), with respect to the JHT and the JHFII. Plaintiffs seek a recovery from the earliest date permitted by ICA §36(b), 15 U.S.C. §80a-35(b), through the latest date permitted by this statute.

C. ICA §§26(f)(2) And 47(b), 15 U.S.C. §§80a-26(f)(2) And 46(b)

103. Where a contract violates, in whole or part, a provision of the ICA, 15 U.S.C. §80a-1 et seq., it is unenforceable. ICA §47(b), 15 U.S.C. §80a-46(b).

104. Under ICA §47(b), 15 U.S.C. §80a-46(b), any party to such an unlawful contract, or non-party that has acquired a right under such unlawful contract, has an express right to bring an action for equitable relief, including rescission of that contract, or its unlawful portions, and restitution. Furthermore, ICA §47(b), 15 U.S.C. §80a-46(b) provides for recovery against any person that has been unjustly enriched by such contract.

105. It is a violation of the ICA §26(f)(2), 15 U.S.C. § 80a-26(f)(2), "for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell any such contract- (A) unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company...."

106. Defendant John Hancock (U.S.A.) is the sponsoring insurance company of registered separate accounts funding the JH Variable Annuity Contracts and/or the seller of such

contracts.

107. Plaintiff Santomenno and the Contractholders Class are/were (A) parties to a JH Variable Annuity Contract that was funded by registered separate accounts and/or (B) non-parties that acquired rights under such contracts which were funded by registered separate accounts.

108. Defendant John Hancock (U.S.A.) charged and collected fees under the JH Variable Annuity Contracts that violated ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), and were borne by Plaintiff Santomenno and the other members of the Contractholders Class.

109. Pursuant to ICA §47(b), 15 U.S.C. §80-46(b),members of the Contractholders Class (which includes Plaintiff Santomenno) are entitled to:

a. rescission of the provisions of the JH Variable Annuity Contracts under which Defendant John Hancock (U.S.A.) charged unreasonable fees in violation of ICA §26(f)(2), 15 U.S.C. § 80a-26(f)(2); and

b. restitution of those unreasonable fees and charges imposed and collected by Defendant John Hancock (U.S.A.) under the unenforceable provisions of the JH Variable Annuity Contracts.

V. GENERAL DESCRIPTION OF DEFENDANT JOHN HANCOCK (U.S.A.)

110. The web address, www.johnhancock.com ("JH Website"), indicates that Defendant John Hancock (U.S.A.) does business, under certain instances, using the name of John Hancock Retirement Plan Services (JHRS).

111. According to the JH Website, "[a]mong mutual fund, life insurance companies. . . . . JHRS [John Hancock (U.S.A.)] is ranked as the #1 provider to 401(k)'s based on number of 401(k) plans managed."

112. According to the JH Website, Defendant John Hancock (U.S.A.) offers 401(k) plans/retirement products through group annuity contracts. These products are specifically

marketed to small and medium size employers.

113. Plaintiff Participants are past and present employees of companies which retained Defendant John Hancock (U.S.A.) to provide, manage and/or establish their 401(k) plans.

114. Once Defendant John Hancock (U.S.A.) is retained with respect to a 401(k) plan, among other things, it: (A) provides record keeping services, (B) provides "plan installation" services (if necessary), (C) provides for the enrollment of Plaintiffs under such plans, (D) distributes educational materials, (E) provides customer service and (F) provides other participant services.

115. Defendant John Hancock (U.S.A.), in addition, offers Plaintiff Participants, through their applicable plans, investment options for their retirement monies through Defendant John Hancock (U.S.A.) issued group annuity contracts.

116. Defendant John Hancock (U.S.A.), in connection with ERISA plans for which it provides services, gives a "Fiduciary Standards Warranty" at allegedly no additional cost to companies that offer participants of their 401(k) plans a minimum required number of investment options "offered by John Hancock (U.S.A.)" (hereafter, the "Fiduciary Standards Warranty").

117. The Fiduciary Standards Warranty promises to "restore any losses to the plan and pay litigation costs related to the suitability of our investment process and Fund lineup for 401(k) plans." http://www.jhfiduciarywarranty.com/assets/downloads/PS9615.pdf

118. In a footnote in the description of the Fiduciary Standards Warranty, Defendant John Hancock (U.S.A.) discloses that "[t]he Warranty does not extend to any claims that any expenses paid directly or indirectly by the plan are unreasonable." https://www.jh401kadvisor.com/do/productsAndServices/.

119. In its description of the John Hancock (U.S.A.) Fiduciary Standards Warranty, Defendant John Hancock (U.S.A.) states the following:

> John Hancock Retirement Plan Services today introduced the 401(k) industry's first Fiduciary Standards Warranty. The Warranty provides 401(k) plan sponsors and participants with specific assurances that its investment selection and monitoring process satisfies fiduciary standards established under the Employee Retirement Income Security Act (ERISA). The company promises to restore plan losses and pay litigation costs related to the suitability of this process or the investment options themselves. The warranty is being offered at no extra cost to plan sponsors.
>
> http://www.manulife.com/public/news/detail/0,,lang=en&artId=145061&navId=630002,00.html

120. Defendant John Hancock (U.S.A.) has also stated, with respect to its Fiduciary Standards Warranty, the following:

> 'We recognize that fund selection and monitoring is an important part of the due diligence process, and we are confident that our investment selection and monitoring process meets the highest fiduciary standards,' said Susan Bellingham, Senior Vice President for Marketing Development, Retirement Plan Services. 'We are committed to helping employers meet the highest fiduciary standards for selection and monitoring of the investments they offer their 401(k) participants.'
>
> http://www.manulife.com/public/news/detail/0,,lang=en&artId=145061&navId=630002,00.html

121. John Hancock (U.S.A.) promises that its funds

- Have been selected and monitored by John Hancock using a process that satisfies the ERISA prudence requirements for investment selection
- Are appropriate for long-term investors such as 401(k) participants
- Offer a broad range of investment alternatives, as prescribed under ERISA

http://www.manulife.com/public/news/detail/0,,lang=en&artId=145061&navId=630002,00.html

122. In connection with its services, Defendant John Hancock (U.S.A.) promises to

> . . . . help plan sponsors with compliance responsibilities and operation of the plan by offering recordkeeping and communication including our Fiduciary toolkit: '*fiduciary responsibility an employer's guide*' and Annual Contract Review.
>
> http://www.jhrps.com/us/

123. Defendant John Hancock (U.S.A.) describes itself as follows:

> A history of stability combined with industry-leading communications and local service and support make John Hancock U.S.A. a solid choice for qualified retirement plans. Through our group annuity contracts, John Hancock Retirement Plan Services offers qualified retirement plan products and services for corporate and small to mid-sized businesses.
>
> http://www.jhrps.com/us/

124. Defendant John Hancock (U.S.A.) promises that it offers:

> ...an investment platform that is among the most competitive and flexible in the industry today, designed to help participants overcome the retirement challenge.
>
> http://www.jhrps.com/us/

125. Defendant John Hancock (U.S.A.), in a letter to the Financial Industry Regulatory Authority (formerly the National Association of Security Dealers), dated August 9, 2003, observed that "we acknowledge and agree that situations in which the sale of a variable annuity within a qualified plan are limited. . . ."

126. Notwithstanding this acknowledgment, Defendant John Hancock (U.S.A.) makes widespread use of its variable annuity contracts when servicing small and medium sized businesses.

127. Defendant John Hancock (U.S.A.) sold variable group annuity contracts to the Plaintiff Plans.

VI. DESCRIPTION OF JOHN HANCOCK (U.S.A.) GROUP ANNUITY CONTRACTS IN RELATIONSHIP TO PLAINTIFFS

A. The Fund Selection Process

128. A typical menu offered by Defendant John Hancock (U.S.A.) provides Plaintiffs with twenty-nine different investment options.

129. Defendant John Hancock (U.S.A.) selects the menu of funds available to the Plaintiff Plans.

130. Defendant John Hancock (U.S.A.) selects from its menu of hundreds of available John Hancock funds/portfolios that are contained in either of the following series trusts: the JHT, the JHFII and the JHFIII.

131. Defendant John Hancock (U.S.A.) has constructed a template menu that includes twenty-nine different funds, consisting of the nineteen Example JH Plan Funds and ten independent funds (the Example Plan Independent Funds). Each of the nineteen Example Plan JH Funds are contained in one of the JH Trusts. This menu of twenty-nine funds was the menu Defendant John Hancock (U.S.A.) provided to the Plaintiff Plan in which Plaintiff Santomenno was a participant as well as other Plaintiff Plans, and, as stated above, is used herein to illustrate Defendants fee practices with respect to Plaintiffs' ERISA claims. On information and belief, these impermissible fee practices with respect to the investment options, apply to all investment menus that Defendant John Hancock (U.S.A.) offers to the Plaintiff Plans.

132. Plan sponsors then select from this menu all or some of the twenty-nine funds to be included as investment options for each the Plaintiff Participants of the Plaintiff Plans.

133. The John Hancock (U.S.A.) Fiduciary Standards Warranty is only available to sponsors who include at least nineteen John Hancock proprietary funds.

134. Plaintiff Participants select those funds in which they wish to invest from among the subset of funds chosen by plan sponsors from among the twenty-nine funds selected by Defendant John Hancock (U.S.A.).

135. The monies to be invested in a particular fund selected by the Plaintiff Participants are pooled together by Defendant John Hancock (U.S.A.) into a Sub-Account corresponding to that fund and then invested in the underlying fund.

B. The Excessive Management Fees Charged By Defendant John Hancock Investment Management Services

136. Defendant John Hancock Investment Management Services receives excessive management fees on the funds/portfolios within the JHT, the JHFII and the JHFIII which are selected by Plaintiffs for investment of their retirement monies.

137. The excessive fees referred to in the preceding paragraph are and were in addition to the excessive fees that Defendant John Hancock (U.S.A.) received from Plaintiffs' investments.

138. The excessive fees referred to in the preceding two paragraphs are and were precluded by ERISA.

139. By charging the excessive fees referred to in this section, Defendant John Hancock (U.S.A.) and John Hancock Investment Management Services unlawfully deprived the Plaintiff Plans and Plaintiff Participants of their retirement benefits.

C. Operation Of The Group Annuity Contract And Sub-Accounts

140. Plaintiff Participants investments are not initially invested into the funds which they select.

141. When a Plaintiff Participant determines to purchase shares in a fund through the

Defendant John Hancock (U.S.A.) group annuity contract, the retirement assets to be invested are first directed to a Sub-Account.

142. Each Sub-Account is associated with an underlying fund.

143. Defendant John Hancock (U.S.A.) then uses the funds pooled into a Sub-Account to purchase shares of the fund selected by the Plaintiff Participant.

144. Each Sub-Account only invests in a specific underlying fund.

145. Defendant John Hancock (U.S.A.) describes each Sub-Account in a document it calls a "Fund Sheet."

146. Each Plaintiff Participant receives from Defendant a booklet entitled "Your Investment Options."

147. The booklet entitled Your Investment Options summarizes each of the Sub-Accounts offered by Defendant John Hancock (U.S.A.) and contains the Fund Sheets.

148. The Fund Sheets contain the name of each applicable Sub-Account investment option, which corresponds to the name of the underlying fund in which the assets remitted to the Sub-Account are invested.

149. The Fund Sheets contain the "ticker symbol" of the underlying fund in which the assets remitted to the Sub-Account are invested.

150. The Fund Sheets disclose the investment strategy of the fund that underlies the Sub-Account.

151. From the perspective of a Plaintiff Participant who provides money to a Sub-Account, the only difference between the Sub-Account and the fund in which those assets are invested is that the investment in the Sub-Account requires that the Plaintiff Participant pay fees

in addition to the fees that the Plaintiff Participant would have paid had he or she invested directly in the fund in which the assets of the Sub-Account are invested.

152. The booklet entitled Your Investment Options, distributed by Defendant, John Hancock (U.S.A.), contains the following statement:

> When contributions are allocated to Funds under your employer's group annuity contract with John Hancock, they will be held in a sub-account (also referred to as 'Fund'), which invests solely in shares of the specified underlying mutual fund. The ticker symbols shown are for the underlying mutual funds in which sub-accounts are invested.

153. At an electronic website where Plaintiffs are able to check their investments (www.jhancockpensions.com), Defendant John Hancock (U.S.A.) makes the following statements:

a. Unit value is the value of a unit of a sub-account (or "Fund"). When you make a contribution to a sub-account, it is used to purchase units of a Fund. The unit value is like the share price of a mutual fund.

b. An investment in a sub-account will fluctuate in value to reflect the value of the sub-account's underlying securities and, when redeemed, may be worth more or less than original cost.

c. Contributions under a group annuity contract issued by John Hancock Life Insurance Company (U.S.A.) (John Hancock U.S.A.) are allocated to investment options which: (a) invest solely in the shares of the underlying mutual fund. . . .

VII. FIDUCIARY STATUS OF DEFENDANT JOHN HANCOCK (U.S.A.) PURSUANT TO ERISA AND FIDUCIARY STATUS OF DEFENDANT JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES PURSUANT TO THE ICA

A. ERISA

154. Defendant John Hancock (U.S.A.) is a fiduciary for the Plaintiff Plans pursuant to ERISA §3(21)(A), 29 U.S.C. §1002(21)(A).

1. Defendant John Hancock (U.S.A.)'s Ability To Change The Fund Menu And Share Class Of The Underlying Fund in Which Plaintiff Participants' Retirement Assets Are Invested Renders It An ERISA Fiduciary To The Plaintiff Plans

155. Once Defendant John Hancock (U.S.A.) establishes the menu of funds available to a Plaintiff Plan, Defendant John Hancock (U.S.A.) retains the authority, at its discretion, to add or delete the available investment options.

156. The John Hancock website contains the following disclosure:

> Beginning in late April and concluding in May 2010, subject to regulatory approval, some Funds available under your company's qualified retirement plan under John Hancock may be changing. These changes are part of our ongoing review and monitoring process, helping to give you access to high-quality and well diversified portfolios . . . .

157. Certain versions of the John Hancock (U.S.A.) booklet, entitled Your Investment Options, contain the following disclosures, all of which demonstrate that Defendant John Hancock (U.S.A.) retains the authority to change the funds in which Plaintiff Participants retirement assets are invested:

> This sub-account previously invested in a different underlying portfolio [the then underlying fund]. It began investing in the current underlying portfolio [American Century Vista Fund] effective on or about May 7, 2005.

> This sub-account previously invested in a different underlying portfolio [the then underlying fund]. It began investing in the current underlying portfolio [Lifestyle Fund-Aggressive Portfolio] effective October 14, 2005.

> This sub-account previously invested in a different underlying portfolio [the then underlying fund]. It began investing in the current underlying portfolio [U.S. Government Securities Fund] effective October 14, 2005.

> This sub-account previously invested in a different underlying portfolio [the then underlying fund]. It began investing in the current underlying portfolio effective on or about November 6, 2006 [International Core Fund].

> This sub-account previously invested in a different underlying portfolio [the then underlying fund]. It began investing in the current underlying portfolio [Davis

New York Venture Fund] effective April 30, 2001.

This sub-account previously invested in a different underlying portfolio [underlying fund]. It began investing in the current underlying portfolio [Oppenheimer Global Fund] effective February 9, 2004.

158. Review of the 2008 and 2009 versions of the booklet entitled Your Investment Options reveals that in 2009, Defendant John Hancock (U.S.A.) deleted the "John Hancock Classic Value Fund" as an underlying investment option and replaced it with the "T. Rowe Price Equity Income Fund."

159. According to Exhibit H attached to the Declaration of Counsel for Defendants, which accompanied their July 16, 2010 Motion to Dismiss (hereinafter these exhibits are referred to as "Defense Exhibit []"), Defendant John Hancock (U.S.A.) operates a "FundCheck Fund Review and Scorecard" program. Defendant John Hancock (U.S.A.) uses this program to evaluate, twice per year, the investment options it offers to the Plaintiff Plans. Defendant John Hancock (U.S.A.) distributes copies of these evaluations to the Plaintiff Plans as well as notifications of the changes Defendant John Hancock (U.S.A.) has made to the menu of investment options it offers to the Plaintiff Plans. (Defense Exhibit H page 885 (page references are to the page numbers inserted by the ECF system)).

160. As further evidence of Defendant John Hancock (U.S.A.)'s authority to change the investment options offered to Plaintiffs at its discretion, Defense Exhibit I, which is a prospectus for a contract that may be used with 401(k)s (see page 976) states on page 929 that Defendant John Hancock (U.S.A.) "reserve[s] the right, subject to compliance with applicable law, to add other Subaccounts, eliminate existing Subaccounts, combine Subaccounts or transfer assets in one Subaccount to another Subaccount that we, or an affiliated company may establish."

161. As further evidence of Defendant John Hancock (U.S.A.)'s authority to change the investment options offered to Plaintiffs at its discretion, Defendant John Hancock (U.S.A.) stated: "[i]f it is determined that the investment option is no longer able to deliver its value proposition to our clients and there is a viable replacement available, the underlying fund may be replaced."

162. Defendant John Hancock (U.S.A.) also retains the authority to change the share class, with respect to each fund, in which Plaintiffs' retirement monies are invested.

163. The 2009 version of the booklet entitled Your Investment Options contains the following statements:

- This sub-account [referring to The Growth Fund of America] previously invested in a different share class of the underlying portfolio. It began investing in the current share class effective on or about July 28, 2009.

- This sub-account [referring to the Oppenheimer Global Fund] previously invested in a different share class of the same underlying portfolio. It began investing in the current share class effective on or about November 10, 2008.

- Effective on or about November 9, 2009, this sub-account [referring to the Euro Pacific Growth Fund] began investing in a different share class of the same underlying portfolio.

164. Because Defendant John Hancock (U.S.A.) has the authority to change, at its discretion, both the underlying funds and share classes available to Plaintiffs, Defendant John Hancock (U.S.A.) exercises discretionary authority and/or discretionary control with respect to the management of Plaintiff Plans and/or their assets and is therefore a fiduciary pursuant to ERISA §3(21)(A)(i), 29 U.S.C. §1002(21)(A)(i).

165. Because Defendant John Hancock (U.S.A.) has the authority to change, at its discretion, both the underlying funds and the share classes available to Plaintiffs, Defendant John Hancock (U.S.A.) renders investment advice for a fee with respect to assets of the Plaintiff Plans,

and/or has the authority to do so, and therefore is a fiduciary to the Plaintiff Plans pursuant to ERISA 3(21)(A)(ii), 29 U.S.C. §1002(21)(A)(ii).

166. Because Defendant John Hancock (U.S.A.) has the authority, at its discretion, to change both the underlying funds and the share classes available to Plaintiffs, Defendant John Hancock (U.S.A.) has discretionary authority and/or discretionary responsibility in the administration of the Plaintiff Plans and is a fiduciary to such plans pursuant to ERISA 3(21)(A)(iii), 29 U.S.C. §1002(21)(A)(iii).

2. Defendant John Hancock (U.S.A.) Is An ERISA Fiduciary To The Plaintiffs Plans Because Plaintiffs' Employers Are "Rubberstamping" Defendant John Hancock (U.S.A.)'s Investment Option Recommendations

167. In order for a plan sponsor to acquire the John Hancock (U.S.A.) Fiduciary Standards Warranty, the sponsor must include, from the fund menu assembled by Defendant John Hancock (U.S.A.), "at least one fund from each of the following classes of funds offered by John Hancock (U.S.A.)."

168. The classes to which Defendant John Hancock (U.S.A.) refers are nineteen in number, each corresponding to a different category of investment strategy for a fund (i.e., large cap stock funds, international stock funds, etc.).

169. In order to receive the Fiduciary Standards Warranty, which is allegedly at no additional charge to the plan sponsor, plan sponsors are required to select nineteen funds that are "offered by John Hancock (U.S.A.)."

170. Defendant John Hancock (U.S.A.) "warrants and covenants that the investment options Plan fiduciaries select to offer to Plan participants: Will satisfy the prudence requirement of section 404(a)(1)(B) of ERISA...."

171. According to Defendant John Hancock (U.S.A.), "the revenue John Hancock (U.S.A.) receives from many of its internally-managed Funds . . . may be higher than those advised or sub-advised exclusively by unaffiliated mutual fund companies."

172. Defendant John Hancock (U.S.A.), by conditioning receipt of the Fiduciary Standards Warranty, at allegedly no additional charge, on a sponsor's selection of nineteen John Hancock funds, rather than funds in the same investment category offered by an independent mutual fund company, is rendering investment advice.

173. The investment menus offered to Plaintiffs Santomenno, K. Poley and B. Poley offered at a minimum, nineteen John Hancock funds/portfolios. Therefore, on information and belief, these Plaintiff Plans were covered by the Fiduciary Standards Warranty.

174. In order to receive the Fiduciary Standards Warranty, plan sponsors are required to include nineteen John Hancock funds, each of a specific investment category and advised by a John Hancock affiliate, and therefore Defendant John Hancock (U.S.A.) is rendering investment advice for a fee with respect to assets of the Plaintiff Plans.

175. Through the Fiduciary Standards Warranty, Defendant John Hancock (U.S.A.) is a fiduciary pursuant to ERISA §3(21)(A)(i), (ii) and (iii), 29 U.S.C. §1002(21)(A)(i), (ii) and (iii).

3. Defendant John Hancock U.S.A. Is An ERISA Fiduciary to the Plaintiff Plans Pursuant To ERISA §401(c)(5)(B), 29 U.S.C. §1101(c)(5)(B), And 29 C.F.R. 2550.401c-1(d)(2)(c)

176. ERISA §401(c)(5)(B), 29 U.S.C. §1101(c)(5)(B), provides:

> No person shall be subject to liability under [ERISA]...on the basis of a claim that assets of an insurer (other than plan assets held in a separate account) constitute assets of the plan, except-...as otherwise provided by the Secretary in regulations intended to prevent avoidance of the regulations issued under paragraph (1)....

177. Defendant John Hancock (U.S.A.) holds all of Plaintiffs' investments in its

separate accounts and therefore is a fiduciary pursuant to ERISA §401(c)(5)(B), 29 U.S.C. §1101(c)(5)(B).

178. 29 C.F.R. 2550.401c-1(d)(2)(c) provides as follows:

> In general, an insurer is subject to ERISA's fiduciary responsibility provisions with respect to the assets of a separate account (other than a separate account registered under the Investment Company Act of 1940) to the extent that the investment performance of such assets is passed directly through to the plan policyholders. ERISA requires insurers, in administering separate account assets, to act solely in the interest of the plan's participants and beneficiaries; prohibits self-dealing and conflicts of interest; and requires insurers to adhere to a prudent standard of care.

179. The JHFII is a series trust registered under the ICA as an open-end management investment company and contains funds/portfolios that are offered by Defendant John Hancock (U.S.A.) to the Plaintiff Plans as investment options, including the following Example Plan JH Funds: All Cap Value Fund, Blue Chip Growth Fund, Global Bond Fund, International Value Fund, Real Return Bond Fund, Small Company Value Fund, Total Return Fund, U.S. Government Securities Fund, Lifestyle Fund-Aggressive Portfolio, Lifestyle Fund-Moderate Portfolio, Lifestyle Fund-Balanced Portfolio, Lifestyle Fund-Growth Portfolio and Lifestyle Fund-Conservative Portfolio.

180. The Example JH Plan Funds listed in the preceding paragraph are listed in the 2008 and 2009 versions of the booklet entitled Your Investment Options as the underlying investment for thirteen of the investment options available to Plaintiffs.

181. According to a JHFII exemption filing with the SEC "[s]hares of JHF II [the JHFII] are offered...to certain separate accounts of JHLICO (USA) [Defendant John Hancock (U.S.A.)]...that are not registered as investment companies under the Act [ICA]...."

182. On information and belief, when Plaintiffs elect to invest in any fund/portfolio

contained in the JHFII that is offered with their Plaintiff Plan by Defendant John Hancock (U.S.A.) (including the thirteen investment options listed in the 2008 and 2009 versions of the booklet entitled Your Investment Options) the underlying investment performance of those investments is determined by the performance of assets that are held in unregistered separate accounts of Defendant John Hancock (U.S.A.) (i.e., the performance of the assets in an unregistered separate account are directly passed through to the plan policyholders). Therefore, pursuant to 29 C.F.R. 2550-401c-1(d)(2)(c), Defendant John Hancock (U.S.A.) is a fiduciary under ERISA.

4. Defendant John Hancock (U.S.A.), As An Insurance Company, Is An ERISA Fiduciary To The Plaintiff Plans

183. Since Defendant John Hancock (U.S.A.) has control over group insurance contracts purchased by employee benefit plans, it is a fiduciary under ERISA.

184. Since Defendant John Hancock (U.S.A.) is an insurance company that can affect the amount of Plaintiffs retirement benefits through (A) the fees it charges them on the investment of their retirement monies and (B) the selection of the share class of a fund, and the specific fund it makes available to Plaintiffs for the investment of their retirement monies, it is a fiduciary pursuant to ERISA §3(21)(A)(i), (ii) and (iii), 29 U.S.C. §1002(21)(A) (i), (ii) and (iii).

5. By Negotiating For Revenue Sharing Payments Derived From Plaintiffs' Investments Defendant John Hancock (U.S.A.) Is An ERISA Fiduciary To The Plaintiff Plans

185. By negotiating and/or extracting revenue sharing payments, which are derived from Plaintiffs investments, from the advisors to the independent funds and the subadvisers, unaffiliated with the Defendants, to funds/portfolios contained in the JHT, the JHFII and the JHFIII, that it offers as investment options with its group annuity contracts, Defendant John

Hancock (U.S.A.) is a fiduciary pursuant to ERISA §3(21)(A)(i), (ii) and (iii), 29 U.S.C. §1002(21)(A)(i), (ii) and (iii). On information and belief, only if an advisor to an independent fund agrees to make revenue sharing payments to Defendant John Hancock (U.S.A.), will this Defendant offer that fund as an investment option with a Plaintiff Plan.

6. Defendant John Hancock (U.S.A.) By Taking The Fiduciary Role Of Selecting and Monitoring the Plaintiff Plans Investment Options Is An ERISA Fiduciary To The Plaintiff Plans

186. Defendant John Hancock (U.S.A.) correctly states that it is a fiduciary's responsibility to select and monitor a plan's investment options.

187. In selecting the underlying investment options for the Plaintiff Plans Defendant John Hancock (U.S.A.) promises to "scour a large universe of funds, applying our [Defendant John Hancock (U.S.A.)] proprietary selection process to bring you a select group of investment choices that meet very stringent criteria..." (Defense Exhibit H, p. 885).

188. Defendant John Hancock (U.S.A.) promises plan sponsors:

> In selecting and monitoring investment options that we make available to qualified retirement plans that are subject to ERISA (the 'Plans'), we apply generally accepted investment theories and prevailing industry practices. Those are the same standards that ERISA imposes on fiduciaries for satisfying their investment duties under ERISA's prudent man rule.

189. Defendant John Hancock (U.S.A.) states "[p]ortfolios are monitored on a daily, monthly, quarterly, and annual basis." In connection with this monitoring process, Defendant John Hancock (U.S.A.) allegedly engages in various monitoring activities.

190. Defendant John Hancock (U.S.A.), in connection with its monitoring of the investment options it selects for the Plaintiff Plans has, what it describes as an "Underlying fund Replacement Regimen." Through this program, Defendant John Hancock (U.S.A.) allegedly

engages in various evaluation services with respect to any poorly performing investment option and "[i]f it is determined that the investment option is no longer able to deliver its value proposition to our clients and there is a viable replacement option, the underlying fund may be replaced."

191. Defendant John Hancock (U.S.A.) operates a "FundCheck Fund Review and Scorecard" program. Defendant John Hancock (U.S.A.) uses this program to evaluate, for all of the Plaintiff Plans, on a Plaintiff Plan by Plaintiff Plan basis, twice per year, the investment options it offers to a specific Plaintiff Plan. Defendant John Hancock (U.S.A.) distributes copies of these evaluations to the Plaintiff Plan as well as notifications of the changes Defendant John Hancock (U.S.A.) has made to the menu of investment options it offers to the Plaintiff Plan as a consequence of the results of the evaluations of the "FundCheck Fund Review and Scorecard" program.

192. Defendant John Hancock (U.S.A.) by selecting, monitoring and replacing the Plaintiff Plans' investment options is a fiduciary pursuant to ERISA §3(21)(A)(i), (ii) and (iii), 29 U.S.C. §1002(21)(A)(i), (ii) and (iii).

7. Defendant John Hancock (U.S.A.) By Rendering Investment Advice to Plaintiff Participants Is An ERISA Fiduciary

193. Defendant John Hancock (U.S.A.) receives fees from the Plaintiffs.

194. Defendant John Hancock (U.S.A.) stated on participant enrollment forms that (A) "[i]f you prefer not to pick your own investment options, choose a professionally constructed and mixed portfolio..." (and then directed Plaintiffs to John Hancock funds/portfolios) and (B) "[a]llocating assets to only one or a small number of the investment options (other than professionally constructed and mixed Portfolios) [the Portfolios are all John Hancock

funds/portfolios]." In making these statements Defendant John Hancock (U.S.A.) is rendering investment advice and is a fiduciary pursuant to ERISA §3(21)(A)(ii) and 29 U.S.C. §1002(21)(A)(ii).

195. Each of the Fund Sheets produced by Defendant John Hancock (U.S.A.) associated with each of the investment options in the 2008 and 2009 versions of the Your Investment Options booklets, advises the Plaintiff Participants, based on their investment goals, when investing in a particular investment option is appropriate. Therefore, Defendant John Hancock (U.S.A.) is rendering investment advice and is a fiduciary pursuant to ERISA §3(21)(A)(ii) and 29 U.S.C. §1002(21)(A)(ii).

B. Defendant John Hancock Investment Management Services Is A Fiduciary Under The ICA

196. Defendant John Hancock Investment Management Services is the adviser to the JHT, the JHFII and the JHFIII, as well as to all of the funds/portfolios within these series trusts, and therefore is a fiduciary to these trusts and the funds within them as that term is used in ICA §36(b), 15 U.S.C. §80a-35(b).

197 According to Defense Exhibit I, page 929, "JHIMS LLC [Defendant John Hancock Investment Management Services] is our affiliate [Defendant John Hancock (U.S.A.] and we indirectly benefit from any investment management fees JHIMS LLC retains."

VIII. GENERAL DESCRIPTION OF EXCESSIVE FEES CHARGED BY DEFENDANTS WITH RESPECT TO THE PLAINTIFF PLANS

198. Plaintiff Participants are charged several different types of fees by Defendant John Hancock (U.S.A.) in connection with its operation of the Plaintiff Plans.

A. Contract Level Fees

199. Defendant John Hancock (U.S.A.) charges Plaintiffs a "Contract Level Fee."

200. "Contract Level Fees" are charged to provide for the cost of operating the 401(k) retirement plans. These fees cover the expenses for plan installation, enrollment of participants, customer service and other participant services.

201. "Contract Level Fees" may also include the cost charged to provide compensation to financial representatives of a plan.

B. Expenses Ratio Fee

202. Defendant John Hancock (U.S.A.) charges Plaintiffs a fee for their investments into the Sub-Accounts, called the Expense Ratio ("ER").

203. Defendant John Hancock (U.S.A.) describes the ER as follows:

> These fees pay for the cost of running the Fund [i.e., the investment option]. The Expense Ratio may be comprised of the following components: Fund Expense Ratio [i.e., expense charged by the underlying mutual fund], Administrative Maintenance Charge, Sales and Service Fee, etc. This information is available on the Fund Sheets.

204. The ER, as presented to Plaintiffs on the Fund Sheets available online and in the 2008 and 2009 versions of the booklet entitled Your Investment Options, is the sum of three fees: (A) the "FER," (B) the "AMC," and (C) and the "Sales and Service Fee." According to both versions of the booklet entitled Your Investment Options, the ER "does not include any contract level or participant recordkeeping charges."

205. The "FER" is described by Defendant John Hancock (U.S.A.) as the underlying fund's total expense ratio.

206. The "AMC" is described by Defendant John Hancock (U.S.A.) as John Hancock (U.S.A.)'s administrative maintenance charge.

207. The "Sales and Service Fees" are described by Defendant John Hancock (U.S.A.) in its Your Investment Options publication as fees it collects to pay "other external providers for the distribution and marketing of the Fund's units." However, contrary to this description, the Sales and Service Fees are fees retained by Defendant John Hancock (U.S.A.) and are actually revenue to Defendant John Hancock (U.S.A.).

C. Annuity Fee

208. On information and belief, Plaintiff Participants may opt to pay a separate annuity fee to guarantee a portion of their investments.

D. Other Fees Charged To Plaintiffs/Commissions.

209. Defendant John Hancock (U.S.A.) charges Plaintiffs an asset charge calculated on the total value of all of Plaintiff Participants' retirement monies invested under their applicable group annuity contract.

210. The magnitude of the asset charge ranges from between 0% to 4% of the amount invested.

211. Defendants' financial representatives are also compensated from Plaintiffs' retirement monies in an amount not to exceed 5% of Plaintiff Participants' contributions and/or 1.4% of their assets that are under Defendant John Hancock (U.S.A.)'s management.

212. Additionally, according to Defendant John Hancock (U.S.A.)'s booklet entitled Your Investment Options (both the 2008 and 2009 versions), the "financial intermediary who sold and now services the contract may also be eligible for different levels of commission."

213. Defendant John Hancock (U.S.A.) also charges contract termination fees if a contract is terminated within a certain period of time.

IX. PLAINTIFFS INVESTMENT OPTIONS AS PRESENTED IN THE YOUR INVESTMENT OPTIONS BOOKLETS FOR 2008 AND 2009

214. Set forth below is a list of the investment options that Defendant John Hancock (U.S.A.) provided to the Plaintiff Plan in which Plaintiff Santomenno was a participant, as well as other Plaintiff Plans and Plaintiff Participants, in 2008 and 2009 (i.e., the Example Plan Investment Menu). Section A lists the investment options, available to Plaintiffs, where the underlying fund/portfolio was a fund/portfolio from one of the JH Trusts (i.e., an Example Plan JH Fund). Most of these funds/portfolios were also offered as investment options to the Plaintiff Plan in which Plaintiffs K. Poley and B. Poley participated in. Section B lists the investment options, available to the Plaintiff Plan in which Plaintiff Santomenno was a participant as well as other Plaintiff Plans, where the underlying fund was not a John Hancock proprietary fund (i.e., an Example Plan Independent Fund).[3] Defendant John Hancock (U.S.A.), in its description of these investment options to Plaintiffs in the Your Investment Options booklets, provided them with the name of the underlying fund, the fund's subadviser and the fund's "ticker symbol." That information is also reproduced below. These disclosures also listed the JH Trust in which the underlying John Hancock funds/portfolios were located. To reproduce what was stated in these disclosures with respect to the names of these investment options, Plaintiffs, below, do not

[3]With respect to the independent funds that were available to the Plaintiff Plan in which Plaintiff Santomenno was a participant as well as other Plaintiff Plans, in most cases, rather than investing in the lowest priced institutional share class, Defendant John Hancock (U.S.A.) generally elected to invest Plaintiffs' investments in the more expensive share classes. Based on Defense Exhibit G, on information and belief, this practice, of failing to invest in the lowest priced share class of a fund with respect to an independent fund offered on one of its menus, was repeated on other investment menus created by Defendant John Hancock (U.S.A.).

abbreviate the name of the John Hancock Trust as the JHT, the John Hancock Funds II as the JHFII and the John Hancock Funds III as the JHFIII, as they do above and in the remainder of this Second Amended Class Action Complaint. Plaintiffs also note that in the Your Investment Options booklets Defendant John Hancock (U.S.A.) hyphenates the word "sub-adviser," whereas in other disclosure documents it does not use a hyphen with this word.

A. Investment Options On The Example Plan Investment Menu Where The Underlying Fund/Portfolio Was A John Hancock Fund/Portfolio

215. Investment Option:

All Cap Value Fund
Investing Solely in John Hancock Funds II-All Cap Value Fund (Class 1)
Sub-advised by Lord, Abbett & Co. LLC
Ticker Symbol: JICVX

This investment option is referred to in Table I as the "JH All Cap Value Investment Option."

216. Investment Option:

Blue Chip Growth Fund
Investing solely in John Hancock Funds II-Blue Chip Growth Fund (Class 1)
Sub-advised by T. Rowe Price Associates, Inc.
Ticker Symbol: JIBCX

This investment option is referred to in Table I as the "JH Blue Chip Growth Investment Option"

217. Investment Option:

Global Bond Fund
Investing solely in John Hancock Funds II-Global Bond Fund (Class 1)
Sub-advised by Pacific Investment Management Company
Ticker Symbol: JIGDX

This investment option is referred to in Table I as the "JH Global Bond Investment Option."

218. Investment Option:

International Core Fund
Investing solely in John Hancock Funds III-International Core Fund (Class 1)
Sub-advised by Grantham, Mayo, Van Otterloo & Co., LLC (GMO)
Ticker: GOCIX

This investment is referred to in Table II as the "JH International Core Investment Option."

219. Investment Option:

International Value Fund
Investing solely in John Hancock Funds II-International Value Fund (Class 1)
Sub-advised by Franklin Templeton
Ticker Symbol: JIVIX

This investment option is referred to in Table I as the "JH International Value Investment Option."

220. Investment Option:

Lifestyle Fund-Aggressive Portfolio
Investing solely in John Hancock Funds II-Lifestyle Aggressive Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILAX

This investment option is referred to in Table II as the "JH Lifestyle-Aggressive Portfolio Investment Option."

221. Investment Option:

Lifestyle Fund-Moderate Portfolio
Investing solely in John Hancock Funds II-Lifestyle Moderate Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILMX

This investment option is referred to in Table II as the "JH Lifestyle-Moderate Portfolio Investment Option."

222. Investment Option:

Lifestyle Fund-Balanced Portfolio
Investing solely in John Hancock Funds II-Lifestyle Balanced Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited

Ticker Symbol: JILBX

This investment option is referred to in Table II as the "JH Lifestyle-Balanced Portfolio Investment Option."

223. Investment Option:

Lifestyle Fund-Growth Portfolio
Investing solely in John Hancock Funds II-Lifestyle Growth Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILGX

This investment option is referred to in Table II as the "JH Lifestyle-Growth Portfolio Investment Option."

224. Investment Option:

Lifestyle Fund-Conservative Portfolio
Investing solely in John Hancock Funds II-Lifestyle Conservative Portfolio (Class 1)
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker Symbol: JILCX

This investment option is referred to in Table II as the "JH Lifestyle-Conservative Portfolio Investment Option."

225. Investment Option:

Mid Value Fund
Investing solely in John Hancock Trust-Mid Value Trust (Class 1)
Sub-advised by T. Rowe Price Associates, Inc.
Ticker Symbol: JEMUX

This investment option is referred to in Table I as the "JH Mid Value Investment Option."

226. Investment Option:

Money Market Fund
Investing solely in John Hancock Trust-Money Market Trust
Sub-advised by MFC Global Investment Management (U.S.A.) Limited
Ticker symbol: JHOXX

This investment option is referred to in Table II as the "JH Money Market

Investment Option."

227. Investment Option:

Real Return Bond Fund
Investing solely in John Hancock Funds II-Real Return Bond Fund (Class 1)
Sub-advised by Pacific Investment Management Company
Ticker Symbol: JIRRX

This investment option is referred to in Table I as the "JH Real Return Bond Investment Option."

228. Investment Option:

Small Cap Growth Fund
Investing solely in John Hancock Trust-Small Cap Growth Trust (Class 1) (the share class titles of the funds/portfolios within John Hancock Trust are: Series I, II and NAV. Only the funds/portfolios in the John Hancock Funds II and the John Hancock Funds III contain a share class titled Class 1; therefore, presumably the "Class 1" listing in the 2009 version of Your Investment Options for this John Hancock Trust fund/portfolio is an error and was intended to state Series I).
Sub-advised by Wellington Management Company, LLP
Ticker Symbol: JESGX

This investment option is referred to in Table I as the "JH Small Cap Growth Investment Option."

229. Investment Option:

Small Company Value Fund
Investing solely in John Hancock Funds II-Small Company Value Fund (Class 1)
Sub-advised by T. Rowe Price Associates, Inc.
Ticker Symbol: JISVX

This investment option is referred to in Table I as the "JH Small Company Value Investment Option."

230. Investment Option:

Strategic Income Fund
Investing solely in John Hancock Trust-Strategic Income Trust (Class 1)
Sub-advised by MFC Global Investment Mgmt. (U.S.), LLC
Ticker Symbol: JESNX

This investment option is referred to in Table II as the "JH Strategic Income Investment Option."

231. Investment Option

Total Return Fund
Investing solely in John Hancock Funds II-Total Return Fund
Sub-advised by Pacific Investment Management Company
Ticker Symbol: JITRX

This investment option is referred to in Table I as the "JH Total Return Investment Option."

232. Investment Option:

WAMCO U.S. Government Securities Fund
Investing solely in John Hancock Funds II-U.S. Government Securities Fund (Class 1)
Sub-advised by Western Asset Management Company
Ticker: JIUSX

This investment option is referred to in Table I as the "JH U.S. Government Securities Investment Option."

233. Investment Option:

Value Fund
Investing solely in the John Hancock Trust (Class 1)
Sub-advised by Van Kampen Investments
Ticker Symbol: JEVLX

This investment option is referred to in Table I as the "JH Value Investment Option."

B. Investment Options On The Example Plan Investment Menu Where The Underlying Fund Was Not A John Hancock Fund

234. Investment Option:

American Century Vista Fund
Investing solely in American Century Vista Fund (Investor Class)
Ticker Symbol: TWCVX

This investment option is referred to in Table III as the "American Century Vista

Investment Option."

235. Investment Option:

American Funds EuroPacific Growth Fund
Investing solely in American EuroPacific Growth Fund (Class R3 in 2008; however, in 2009 Defendant John Hancock (U.S.A.) began directing Plaintiffs' investments to Class R5)
Ticker symbol: RERCX in 2008 (for Class R3); RERFX in 2009 (for Class R5)

This investment option is referred to in Table III as the "American Funds EuroPacific Growth Investment Option."

236. Investment Option:

The Growth Fund of America
Investing solely in The Growth Fund of America (Class R3 in 2008; however in 2009 Defendant John Hancock (U.S.A.) began directing Plaintiffs investments to Class R5)
Ticker Symbol: RGACX in 2008 (for Class R3); RGAFX in 2009 (for Class R5).

This investment option is referred to in Table III as "The Growth Fund of America Investment Option."

237. Investment Option:

Domini Social Equity Fund
Investing solely in Domini Social Equity Fund (Investor Class)
Ticker Symbol: DSEFX

This investment option is referred to in Table III as the "Domini Social Equity Investment Option."

238. Investment Option:

Columbia Value and Restructuring Fund (formerly known as the Excelsior Value and Restructuring Fund)
Investing solely in Columbia Value and Restructuring Fund (Class Z)
Ticker Symbol: UMBIX

This investment option is referred to in Table III as the "Columbia Value and Restructuring Investment Option."

239. Investment Option[4]:

John Hancock Classic Value Fund
Investing solely in the John Hancock Classic Value Fund (Class A)
Ticker Symbol: PZFVX

This investment option is referred to in Table III as the "John Hancock Classic Value Investment Option."

240. Investment Option:

Davis New York Venture Fund
Investing solely in Davis New York Venture Fund (Class A)
Ticker Symbol: NYVTX

This investment option is referred to in Table III as the "Davis New York Venture Investment Option."

241. Investment Option:

Mutual Discovery Fund
Investing solely in Mutual Discovery Fund (Class A in 2008; however in 2009, Defendant John Hancock (U.S.A.) began directing Plaintiffs' investments to Class Z and the name of this fund changed to the Mutual "Global" Discovery Fund)
Ticker Symbol: TEDIX in 2008 (for Class A); MDISX in 2009 (for Class Z)

This investment option is referred to in Table III as the "Mutual Discovery Investment Option."

242. Investment Option:

Oppenheimer Global Fund
Investing solely in Oppenheimer Global Fund (Class A in 2008; however, in 2009 Defendant John Hancock (U.S.A.) began directing Plaintiffs investments to Class Y).

[4]This investment option was only available in 2008. While the fund underlying this investment option could be classified as a John Hancock proprietary fund (i.e., included in Section A), Defendant John Hancock (U.S.A.) operated this investment option with respect to its group annuity contracts similar to the investment options where the underlying fund was independent of John Hancock. The fund that underlies this investment option, until November of 2002, was independent of John Hancock.

Ticker Symbol: OPPAX in 2008 (for Class A); OGLYX in 2009 (for Class Y)

This investment option is referred to in Table III as the "Oppenheimer Global Investment Option."

243. Investment Option:

Royce Opportunity Fund
Investing solely in Royce Opportunity Fund (Service Class)
Ticker Symbol: RYOFX

This investment option is referred to in Table III as the "Royce Opportunity Investment Option."

244. Investment Option:

T. Rowe Price Equity Income Fund[5]
Investing solely in T. Rowe Price Equity Income Fund (Advisor Class)
Ticker Symbol: PAFDX (this investment option only became available to Plaintiffs sometime in 2009)

This investment option is referred to in Table III as the "T. Rowe Price Equity Income Investment Option."

C. Fees

245. Defendant John Hancock (U.S.A.) earned fees both where the investment was made in a fund/portfolio contained in the JHT, the JHFII and the JHFIII and on investments in funds that were independent of Defendant John Hancock (U.S.A.).

X. DEFENDANTS' MISCONDUCT WITH RESPECT TO FEES THEY CHARGED

A. The Tables

246. Three tables are attached to the back of Plaintiffs' Second Amended Class Action

[5] In both 2008 and 2009 Plaintiffs only had twenty-nine investment options. Thirty are listed here because, at some point, Defendant John Hancock (U.S.A.) deleted the John Hancock Classic Value Investment Option in favor of the T. Rowe Price Equity Income Investment Option.

Complaint and list the investment options that were offered with the Plaintiff Plan in which Plaintiff Santomenno was a participant as well as other Plaintiff Plans (i.e., the Example Plan Investment Menu) and, as stated above these investment options are used to demonstrate Defendant John Hancock (U.S.A.)'s fee practices.

1. Table I - Example Plan JH Funds From The Example Plan Investment Menu Where The John Hancock Fund Was Cloned From An Independent Fund

247. Table I contains the list of investment options on the Example Plan Investment Menu where the underlying fund/portfolio was a John Hancock fund/portfolio contained in either the JHT or the JHFII, that was cloned from an independent fund. For each investment option listed in Table I, a Plaintiff Participant would deposit money into a Sub-Account, which was directly tied to a John Hancock fund/portfolio contained in the JHT or the JHFII, which in turn was a clone of an unrelated third party's fund.

248. Table I contains the fees that were charged annually to Plaintiffs on their investments into the Sub-Accounts for an illustrative period and compares those fees to the fees charged by the (A) underlying John Hancock fund/portfolio and (B) to independent investors into the independent fund from which the John Hancock fund/portfolio was cloned. On information and belief, comparable fees have been charged since the date of the accrual of Plaintiffs' cause of action and Defendants have engaged in these practices with respect to all funds/portfolios Defendant John Hancock Investment Management Services cloned from an independent fund that is contained in the JHT, the JHFII and the JHFIII and was used by Defendant John Hancock (U.S.A.) on a menu as an investment option with a Plaintiff Plan.

249. In each instance, the left-hand column contains the Sub-Account level fees.

250. The ER (Expense Ratio) of each investment option under the Sub-Account column represents the total fees paid by each Plaintiff Participant for investing in that investment option.

251. The ER, as stated above, consists of three components: (A) the FER; (B) the AMC; and (C) the Sales and Service Fees (the Sales and Service Fee applicable to each investment option is abbreviated in Tables I, II and III as "S&S").

252. The FER (Fund Expense Ratio), is described by Defendant John Hancock (U.S.A.) as the underlying fund's expense ratio and closely corresponds to or is identical to the total expenses of the underlying John Hancock fund/portfolio.

253. In the Your Investment Options booklets provided by Defendant John Hancock (U.S.A.), other than defining the AMC as the administrative maintenance charge, Defendant John Hancock (U.S.A.) does not explain what this fee covers.

254. A document, which is available through an internet link on the website where Plaintiffs can manage their investment options, entitled "Detailed information on fees and expenses" describes the AMC as a "direct administrative charge made by John Hancock against the entire Fund, if applicable, for administrative items such as employer statements, participant statements and enrollment kits...." This same document states that "Contract or plan-level Expenses" (i.e., the Contract Level Fees), which are independent of the AMC, cover the costs for "operating your plan including plan installation, enrollment, educational materials, customer services and other participant services."

255. Furthermore, both the 2008 and 2009 versions of the booklets entitled Your Investment Options state that the ER, of which the AMC is a component, "does not include

any...participant recordkeeping charges." Therefore, the fees for participant recordkeeping are not a component of the AMC.

256. Contrary to these disclosures, the AMC is simply a revenue component to Defendant John Hancock (U.S.A.).

257. According to the 2008 version of the booklets entitled Your Investment Options the Sales and Service Fees are fees which are charged by Defendant John Hancock (U.S.A.) to cover expenses for "other external providers for the distribution and marketing of the Fund's units." However, contrary to this disclosure, the Sales and Service Fees are not distributed by Defendant John Hancock (U.S.A.) but are retained by Defendant John Hancock (U.S.A.) as revenue.

258. Each of the Sub-Accounts corresponds to an underlying John Hancock fund/portfolio that is advised by Defendant John Hancock Investment Management Services.

259. The center column contains the fees charged by the underlying corresponding John Hancock fund/portfolio.

260. In all instances, the fees paid by the Plaintiff Participants, the Sub-Account fees, exceed the fees paid in arm's length transactions by independent buyers of the underlying John Hancock fund/portfolio as shown in the second column.

261. Each of the eleven John Hancock funds/portfolios listed in the second column of Table I are clones of independent funds available in the market place. Defendant John Hancock (U.S.A.) has previously described its practice of cloning independent funds as "fund adoptions."

262. In each instance, the third column contains the fees charged by each underlying fund from which the John Hancock fund/portfolio was cloned.

263. The fees charged by each underlying John Hancock fund/portfolio, and the fund from which it was cloned, are composed of a Management Fee ("Mgt. Fee"), a 12b-1 fee (distribution fee) and Other Expenses ("Other Exp."). These three fees total to the fund's Total Expense Ratio ("Tot. Exp.").

264. The third column for each chart shows the fees charged by the independent fund which, in each instance, was advised by the same entity that subadvised the internal Example Plan JH Funds listed in Table I.

265. Defendant John Hancock (U.S.A.) acknowledges, with respect to the Example Plan JH Funds that are cloned from independent funds, "the revenue John Hancock (U.S.A.) receives from many of its internally-managed Funds . . . may be higher than those advised or subadvised exclusively by unaffiliated mutual fund companies."

2. Table II-Table II- Example Plan JH Funds From The Example Plan Investment Menu Where The John Hancock Fund Was Not Cloned From An Independent Fund

266. Table II contains all of the information set forth above in Table I, for an illustrative period, except this table is confined to the investment of Plaintiffs' assets through Sub-Accounts into John Hancock funds/portfolios where the underlying fund/portfolio was not cloned from an independent third party fund. All of these funds/portfolios are contained in the JHT, the JHFII or the JHFIII. On information and belief, comparable fees have been charged since the date of the accrual of Plaintiffs' cause of action and Defendants have engaged in these practices with respect to all funds/portfolios that are contained in the JHT, the JHFII and the JHFIII that Defendant John Hancock Investment Management Services did not clone from an independent third party fund and which are/were used by Defendant John Hancock (U.S.A.) on a

menu as an investment option with a Plaintiff Plan.

3. Table III-Example Plan Independent Funds From The Example Plan Investment Menu (I.E., Plaintiffs' Investments Was Into A Fund Independent of John Hancock)

267. Table III contains all of the information for an illustrative period, set forth above in Table I, except this table is confined to the investment of Plaintiffs' assets through Sub-Accounts with independent third party funds as the underlying investment. On information and belief, comparable fees have been charged since the date of the accrual of Plaintiffs' cause of action with respect to all independent third party funds which Defendant John Hancock (U.S.A.) included as an investment option on a menu it made available to any Plaintiff Plan. Defendant John Hancock (U.S.A.) subjected Plaintiffs to excessive fees by failing to negotiate with the advisers to these independent funds that Plaintiffs' monies be invested in the proper institutional share class of these funds.

268. Table III, in addition, compares the costs and performance of investments in the institutional and retail classes of the Example Plan Independent Funds.

B. Allegations Related To Improper Fees

269. The Sub-Account ER charged by Defendant John Hancock (U.S.A.) was significantly in excess of Total Expense ratios (A) which Defendant John Hancock Investment Management Services charged for the underlying fund/portfolio in which each Sub-Account was invested (Tables I and II), which, in turn, was significantly in excess of the Total Expense ratios charged by the funds from which they were cloned,[6] in those instances in which the John

---

[6] Except for the John Hancock Trust-Value Trust, a fund/portfolio which charges fees lower than the independent fund from which it was cloned.

Hancock fund/portfolio was a clone of a third party fund (Table I); and (B) of the independent funds (Tables III). On information and belief, these fee practices existed with respect to any investment option Defendant John Hancock (U.S.A.) offered on every menu to a Plaintiff Plan.

1. The Sub-Account Sales And Service Fees And The Underlying Funds' 12b-1 Fees Were Excessive

270. Plaintiff Participants were, at all relevant times, annually charged improper, excessive and unreasonable Sales and Service Fees (referred to in Tables I, II, and III as S&S) in the amount of .50%[7] on their Sub-Account investments for simply gaining access to the funds that underlay the applicable investment option.

271. Defendant John Hancock (U.S.A.) should not have charged a Sales and Service Fee at all as it offered no benefit to Plaintiffs. To the extent that Defendant John Hancock (U.S.A.) may have lawfully charged such a fee, with respect to any fund contained in the JHT, the JHFII and the JHFII, that it used as an investment option with a Plaintiff Plan, it should not have charged a Sales and Service Fee that exceeded the underlying fund's 12b-1 fee.

272. With respect to any fund contained in the JHT, the JHFII and the JHFIII, that

---

[7]All of the investment options offered to the Plaintiff Plan in which Plaintiff Santomenno was a Participant, as well as other Plaintiff Plans, charged a Sales and Service Fee equal to .50%. Based on Defense Exhibit G, a document published by John Hancock Life Insurance Company of New York (a non-party to this action since Plaintiffs dismissed their claims against it on September 22, 2010), it appears that as of February of 2010 this entity was only charging a Sales and Service Fee equal to .25% on the investment options it offers with its group annuity contracts. Until receipt of the Defendants' July 16, 2010 Motion to Dismiss, Plaintiffs were never provided this document. John Hancock Life Insurance Company of New York operates only in New York and Defendant John Hancock Life Insurance Company (U.S.A.) is the entity that offers investment options throughout the remainder of the country and is the one affiliated with all of the Plaintiffs. However, even if Defendant John Hancock (U.S.A.) followed its New York counterpart's practice and also reduced the Sales and Service Fee to .25%, since, as explained below, the charging of <u>any</u> amount of Sales and Service Fee to Plaintiffs is improper, this reduction would not impact Plaintiffs' claims.

Defendant John Hancock (U.S.A.) used as an investment option with a Plaintiff Plan, Defendant John Hancock (U.S.A.) was paid for duplicative services from the Sales and Service Fees since the underlying funds' 12b-1 fees, that were approved by each fund's board for the distribution of the units of the Sub-accounts, should have been sufficient to pay all costs associated with the distribution of the units of the Sub-Accounts.

273. With respect to Plaintiffs' investments in funds that were independent of Defendants, insofar as the Sales and Service Fee included a 12b-1 fee as a consequence of the purchase of shares in the retail class of a mutual fund, rather than the institutional class of a fund, the portion of the Sales and Service Fee attributable to the purchase of the retail class was excessive.

274. In addition to paying the Sales and Service Fee, if a fund that underlay an investment option offered to Plaintiffs by Defendant John Hancock (U.S.A.) charged a 12b-1 fee (which most did), Plaintiffs also paid that fund's 12b-1 fee through the FER.

275. With respect to the fee structures of the funds that underlie all of the investment options that were offered to Plaintiffs by Defendant John Hancock (U.S.A.), the fee structures of those funds should not have included a 12b-1 fee.

a. The Sales And Service Fee Should Not Exceed The Underlying Fund's 12b-1 Fee

276. The Sales and Service Fee is a component of the ER paid on Sub-Accounts by the Plaintiffs.

277. According to Defendant John Hancock (U.S.A.), the ER is the "cost of running a Fund."

278. The ER is independent of any contract level expenses (i.e., record keeping,

account statements, participant communications) and any fee for any guaranteed income.

279. As stated by Defendant John Hancock (U.S.A.) on Plaintiff Santomenno's online investment profile:

> When you make a contribution to a sub-account, it is used to purchase units of a Fund. The unit value is like the share price of a mutual fund. ... An investment in a sub-account will fluctuate in value to reflect the value of the sub-account's underlying securities and, when redeemed, may be worth more or less than original cost. Performance does not reflect any applicable contract-level or certain participant-level charges, fees for guaranteed benefits if elected by participant, or any redemption fees imposed by an underlying mutual fund company.

280. When a Plaintiff Participant purchases a unit of a Sub-Account, the fees charged on account of investing in the Sub-Account should have been no higher than the fees charged for purchasing a share in the underlying fund.

281. The SEC has opined that sales of the units of the applicable Sub-Accounts should result in the buyer being charged the same fee as if he or she had purchased shares of the underlying fund:

> In many respects the variable annuity separate account operates much like a mutual fund during the contract's pay-in phase. As a result the Division and other entities have questioned whether variable annuity issuers should be permitted to deduct asset based charges. . .on a basis that is different from that required of mutual funds. (May 1992 Report from SEC Division of Investment Management, Chapter 10, Variable Insurance, p. 401).

282. Defendant John Hancock (U.S.A.) claimed that the Sales and Service Fee for the Sub-Accounts was charged for the same type of service (distribution and marketing) that the underlying funds charged through 12b-1 fees.

283. A unit of a Sub-Account, in substance, with the exception of the excessive fees, is identical to a share of the underlying fund.

284. Since the Sales and Service Fee was charged for the same type of service covered

by a 12b-1 fee and the Sub-Account products were, in substance (with the exception of the excessive fees), identical to the underlying funds, the12b-1 fees of the applicable fund that underlies the applicable Sub-Account is the appropriate benchmark against which to assess the reasonableness of the Sales and Service Fee charged on the Sub-Account.

285. With respect to the Example Plan JH Funds, in all cases, the Sales and Service Fee charged by Defendant John Hancock (U.S.A.) for investing in the Sub-Account exceeded the 12b-1 fees of the underlying John Hancock fund/portfolio by .45% (or if Defendant John Hancock (U.S.A.) has since reduced its Sales and Service Fee to .25% (see footnote 7), by .20%)). On information and belief, with respect to any fund/portfolio that was contained in the JHT, the JHFII and the JHFIII and used by Defendant John Hancock (U.S.A.) as an investment option with a Plaintiff Plan, the Sales and Service Fee charged by Defendant John Hancock (U.S.A.) exceeded the 12b-1 fee of each corresponding fund/portfolio.

286. With respect to the Example Plan Independent Funds, the Sales and Service Fee exceeded the 12b-1 fee of either (A) the actual underlying fund (which was set at zero) or (B) the share class of the underlying fund in which Defendant John Hancock (U.S.A.) should have, but was not, investing Plaintiffs' retirement monies. In situations where Defendant John Hancock (U.S.A.) was investing Plaintiffs' monies in the improper share class, the proper share class had no 12b-1 fee. On information and belief, with respect to any fund that was independent of Defendants and used by Defendant John Hancock (U.S.A.) as an investment option with a Plaintiff Plan, the Sales and Service Fee exceeded the 12b-1 fee of either (A) the actual underlying fund (which was set at zero) or (B) the share class of the underlying fund in which Defendant John Hancock (U.S.A.) should have, but was not, investing Plaintiffs retirement

monies.

b. The Sales And Service Fees Of The Investment Options Were Set Without Oversight And Were Not The Product Of Arm's Length Bargaining

287. Mutual funds are open-end investment companies with a board of directors.

288. 12b-1 fees may only be paid pursuant to a written plan that is approved by the mutual fund's shareholders if adopted after any public offering of the fund's securities, and by the fund's board of directors, including the directors who have no direct or indirect financial interest in the operation of the 12b-1 plan. 17 C.F.R. 270.12b-1(b)(1) and (2).

289. The SEC implemented this approval requirement to "ensure that the fund's financially independent directors are not unduly influenced by management, are fully informed, and are able to exercise reasonable business judgment in determining whether the [12b-1] plan is in the best interest of the fund." (SEC No Action Letter, Oct. 30, 1998).

290. According to the SEC "12b-1 fees" are "fees paid by the fund out of fund assets to cover distribution expenses . . .." http://www.sec.gov/answers/mffees.htm#distribution (see also §III. B. 1., U.S. Securities and Exchange Commission: Division of Investment Management: Report on Mutual Fund Fees and Expenses, describing a 12b-1 fee as paying for, on behalf of a mutual fund, the service of "distribution and marketing").

291. The Sub-Account Sales and Service Fee is used to compensate "other external providers for the distribution and marketing of the Fund's units, if applicable to that unit class," and is similar to a mutual fund's 12b-1 fee.

292. A mutual fund's 12b-1 fee should represent the arm's length price of distribution and marketing, and since it is for the same service as the Sales and Service Fee, the Sales and

Service Fee should equal the underlying fund's 12b-1 fee.

293. Defendant John Hancock (U.S.A.) sets the Sales and Service Fee unilaterally and without any oversight, which prevents any assurance that the fee is the product of an arm's length negotiation.

294. Furthermore, had the board's of the JHT, the JHFII and the JHFIII (the trusts which contain all of the John Hancock funds/portfolios which Defendant John Hancock (U.S.A.) offers to the Plaintiff Plans) approved the 12b-1 fee at the rate that was appropriate, as explained in detail in the following sections, given the nature of Plaintiffs investments and the amount of Plaintiffs' money Defendant John Hancock (U.S.A.) had under its management, the 12b-1 fee on all of the funds/portfolios within those trusts would have been set at zero, and thus the charging of any amount of Sales and Service Fees is improper.

295. With respect to Plaintiffs investments in investment options where the underlying fund was independent of the John Hancock entities, the charging of a Sales and Service Fee was improper because in all cases the boards to these funds approved, for the institutional share class in which where Plaintiffs monies should have been invested, a 12b-1 fee equal to zero.

c. The Sales And Service Fee For The Investment Options Where The Underlying Fund/Portfolio Was A John Hancock Fund/Portfolio Was Duplicative Of The 12b-1 Fee Of The Underlying John Hancock Fund/Portfolio.

296. The funds which underlie the Sub-Accounts have different share classes.

297. With respect to the funds/portfolios within the JHFII and the JHFIII (which contains fourteen of the Example Plan JH Funds), Defendant John Hancock Investment Management Services created share class "1" of all such funds/portfolios, and on information and belief it created this class for the primary purpose of selling shares from this class to

insurance companies. Defendant John Hancock (U.S.A.) is the principal purchaser of these shares.

298. With respect to the JHT (which contains five of the Example Plan JH Funds) John Hancock Investment Management Services created all of the share classes in this trust to be used for sale to insurance companies with their variable annuity products. Defendant John Hancock (U.S.A.) is the principal purchaser of these shares.

299. For each of these share classes, the board of each fund/portfolio had to expressly approve a 12b-1 plan and to re-approve the 12b-1 plan on an annual basis.

300. The 12b-1 fees (A) charged on share class 1 of any fund/portfolio in the JHFII and the JHFIII and (B) on any class of any fund/portfolio within the JHT, as disclosed in SEC filings, were intended to support the distribution scheme of the units of the Sub-Accounts.

301. Plaintiffs paid these fees by paying the FER.

302. Defendant John Hancock Investment Management Services stated in its N-1A December 24, 2008 SEC filing (specifically, on page 123 of the Statement of Additional Information ("SAI")), with respect to the funds/portfolios in the JHFII (which includes several of the Example Plan JH Funds), the following:

> The Distributor [Defendant John Hancock Funds] may pay all or part of the 12b-1 fee applicable to the Class 1 shares of a Fund to cover one or more affiliated and unaffiliated insurance companies that have issued group annuity contracts for which the Fund serves as an investment vehicle as compensation for providing some or all of the types of services contemplated by the 12b-1 Plan.

303. Defendant John Hancock Investment Management Services stated in its N-1A April 29, 2009 SEC filing, with respect to the funds/portfolios within the JHFII (specifically on page 62 of the SAI; JHFII files, annually, more than one N-1A filing and each N-1A filing is

applicable to different funds/portfolios), the following:

> The Distributor [Defendant John Hancock Funds] may pay all or part of the Rule 12b-1 fees applicable to the Class 1 shares of a Portfolio to one or more affiliated and unaffiliated insurance companies that have issued group annuity contracts for which the Portfolio serves as an investment vehicle as compensation for providing some or all of the types of services contemplated by the 12b-1 Plan.

304. Defendant John Hancock Investment Management Services stated in its N-1A June 29, 2009 SEC filing (specifically, on page 65 of the SAI), with respect to the funds/portfolios in the JHFIII (which includes one of the Example Plan JH Funds), the following:

> The Distributor [Defendant John Hancock Funds] may pay all or part of the 12b-1 fees applicable to the Class 1 shares of a Fund to one or more affiliated and unaffiliated insurance companies that have issued group annuity contracts for which the Fund serves as an investment vehicle for compensation for providing all or some of the types of services contemplated by the 12b-1 Plan.

305. Defendant John Hancock Investment Management Services stated in its N-1A April 30, 2009 SEC filing (specifically, on page 250 of the Prospectus), with respect to the funds/portfolios in the JHT (which includes five of the Example Plan JH Funds), the following:

> Insurance companies and their SEC registered separate accounts may use JHT as an underlying investment option for their variable annuity contracts. . . . . Distributors [on information and belief the term Distributors as used herein includes Defendant John Hancock Distributors] of such variable products pay compensation to authorized broker dealers for the sale of the contracts. . . . . These distributors may also pay additional compensation to, and enter into revenue sharing arrangements with, certain authorized broker dealers. . . . . The compensation paid to broker-dealers and the revenue sharing arrangements may be derived, in whole or in part, through 12b-1 distribution fees. . . .

306. On information and belief, the practices summarized in the preceding four paragraphs have been ongoing for the entire time period applicable to all of Plaintiffs' claims.

307. The boards of these funds/portfolios approved the 12b-1 fees for these underlying funds/portfolios for the specific purpose of funding the distribution scheme for the units of each

Sub-Account.

308. These distribution fees could not have been for any other purpose since the shares of these funds/portfolios are almost exclusively distributed to Defendant John Hancock (U.S.A.).

309. The Sales and Service Fee with respect to an investment where the underlying fund/portfolio was a John Hancock fund/portfolio contained in the JHT, the JHFII and the JHFIII was therefore duplicative. However, the charging of the Sales and Service Fee was wholly improper because it was never actually used to pay for the distribution of the Sub-Account units, but rather, was never distributed outside of Defendant John Hancock (U.S.A.), and was retained by Defendant John Hancock (U.S.A.) as revenue. On information and belief this statement is applicable to the entire time period related to Plaintiffs' claims.

310. Defendant John Hancock (U.S.A.), by charging Plaintiffs a Sales and Service Fee on their purchase of an investment option where the underlying fund/portfolio was a John Hancock fund/portfolio, violated ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106. As explained in Section XI, the charging of the Sales and Service Fee with respect to investment options where the underlying fund/portfolio was contained in the JHT also violated ICA §26(f), 15 U.S.C. §80a-26(f).

311. The charging to Plaintiffs by Defendant John Hancock (U.S.A.) of the Sales and Service Fees on their purchase of an investment where the underlying fund was independent of John Hancock was a violation of ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106.

d. With Respect To The Funds/Portfolios Contained In The JHT, The JHFII And The JHFIII That Defendant John Hancock (U.S.A.) Used As An Investment Option With A Plaintiff Plan, Defendants Should Not Have Charged Plaintiffs A 12b-1 Fee

312. Most of the funds/portfolios within the JHT, the JHFII and the JHFIII that are

used by Defendant John Hancock (U.S.A.) as the underlying investment it offers to the Plaintiff Plans charge 12b-1 fees equal to .05% (all of the Example Plan JH Funds charge a 12b-1 fee in an amount equal to .05% (Tables I and II).

313. Plaintiffs paid these 12b-1 fees (in addition to the Sales and Service Fee component of the ER) through the FER component of the ER.

314. The principal purchaser of the shares of the funds/portfolios contained in the JHT, the JHFII and the JHFIII (which includes the Example Plan JH Funds listed in Tables I and II) is Defendant John Hancock (U.S.A.), and, on information and belief, the majority of such purchases are on behalf of Plaintiffs, for their investments through their applicable Plaintiff Plan. Thus, Plaintiffs pay the associated purchase price, including the 12b-1 fee.

315. All of investment options listed in Table I have as their underlying investment a John Hancock fund/portfolio that was cloned from an independent fund. The subadvisers to these John Hancock funds/portfolios listed in Table I all advise their own independent funds.

316. Many mutual funds offer several share classes for investment.

317. Larger pools of money generally have access to the "institutional share class" of a fund.

318. Smaller investors generally only have access to the "retail share class" of a fund.

319. While a retail share class of a fund may charge a 12b-1 fee, the institutional share class generally does not.

320. Institutional share classes generally have investment minimums that a 401(k), or in this case 401(k)s, must meet to gain access.

321. This minimum need not be met by a single investor, but can be met by an

institution that pools investors funds. Defendant, John Hancock (U.S.A.), at the conclusion of 2008, had approximately $50 billion in assets under management through its group annuity contracts. On information and belief, Defendant John Hancock (U.S.A.) now has an even greater amount of assets under management through its group annuity contracts.

322. The SEC has acknowledged that investors should consider the distribution arrangements and fees (i.e., 12b-1 fees) of a mutual fund when selecting the share class of a mutual fund in which they will invest. (See Invest Wisely: An Introduction to Mutual Funds, available at http://www.sec.gov/investor/pubs/inwsmf.htm#factors.) Furthermore, the SEC has recognized, unlike retail fund classes institutional share classes do not typically charge 12b-1 fees.

323. With respect to the investment options contained in Table I, all of the underlying John Hancock funds/portfolios were cloned from independent funds and those independent funds that charge 12b-1 fees on their retail share class, also have an institutional share class available to 401(k) plans that does not charge a 12b-1 fee.

324. With respect to the investment options contained in Table I, which again are investment options where the underlying John Hancock fund/portfolio was a clone of an independent fund, the boards of those independent funds that charged 12b-1 fees on their retail share class, did not approve any 12b-1 fee on the institutional share class of that fund.

325. Defendant John Hancock Investment Management Services, the entity that obtained the approval of the boards of a 12b-1 fee for all of the funds/portfolios in the JHT, the JHFII and the JHFIII, has, in the past, been cited for engaging in a scheme of fraud or deceit with respect to fees that are charged to a fund for distribution expenses. Furthermore, Defendant John

Hancock Investment Management Services may have been paying the 12b-1 fees it charged on Plaintiffs' investments into funds/portfolios in the JHT, JHFII and the JHFIII back to Defendant John Hancock (U.S.A.).

326. Unlike the manner in which the funds/portfolios within the JHT, the JHFII and the JHFIII were purchased, on information and belief, the institutional share class of these independent funds did not have as the largest executor of purchases their own parent entities, and nor were the parent entities executing purchases of shares of the fund on behalf of other people with the other peoples' and/or entities' monies.

327. The 12b-1 fees charged on the institutional share class of the independent fund that was the source for the cloned John Hancock fund/portfolio represents the amount of 12b-1 fees the open market would support on the purchase of the shares of such funds (i.e., the arm's length bargaining price).

328. As the John Hancock funds/portfolios that underlie the investment options listed in Tables I and II were sold to the same types of consumers (participants of 401(k)s) as those that purchased the institutional shares of independent funds, these John Hancock funds/portfolios should not have charged Plaintiffs a 12b-1 fee and the charging of such fees violated ERISA.

329. The charging to Plaintiffs by Defendant John Hancock (U.S.A.) of the 12b-1 fees, through the FER, on funds contained in the JHT, the JHFII and the JHFIII that are used as the underlying investment in connection with the Plaintiff Plans was a violation of ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106.

330. As explained in Section XI, the charging of these 12b-1 fees also resulted in a violation of ICA §26(f), 15 U.S.C. §80a-26(f).

e. With Respect To The Investment Options Offered To The Plaintiff Plans By Defendant John Hancock (U.S.A.) Where the Underlying Fund Was Independent Of The Defendants, The Sales And Service Fee Should Have Been Equal To The 12b-1 Fee Charged By The Institutional Share Class Of The Underlying Fund And Plaintiffs Should Not Have Been Charged a 12b-1 Fee By The Underlying Fund

331. The (A) institutional share class of a fund generally does not include a 12b-1 fee, (B) institutional share classes generally have investment minimums that a 401(k), or in this case 401(k)s, must meet to gain access, (C) minimum need not be met by a single investor, but can be met by an institution that pools funds of investors and (D) SEC has opined that 12b-1 fees should be a factor considered by an investor in selecting the fund share class in which he or she will invest.

332. All of the funds that underlie the Example Plan Independent Funds have institutional share classes that do not charge 12b-1 fees.

333. On information and belief, with respect to all of the independent funds that Defendant John Hancock (U.S.A.) selects as an investment option for other Plaintiff Plans, those other independent funds also have institutional share classes that do not charge 12b-1 fees.

334. In almost all instances, with respect to the Example Plan Independent Funds, Defendant John Hancock (U.S.A.) made available to Plaintiffs the retail share class of the underlying fund, which had a 12b-1 fee, when an institutional share class without a 12b-1 fee was available.

335. On information and belief, in almost all instances, with respect to other independent funds that Defendant John Hancock (U.S.A.) selected as an investment option for other Plaintiff Plans, Defendant John Hancock (U.S.A.) made available to Plaintiffs the retail

share class of the underlying fund, which had a 12b-1 fee, when an institutional share class without a 12b-1 fee was available.

336. The right-hand column of Table III, attached to this Second Amended Class Action Complaint, sets forth the expenses charged for investing in the less expensive institutional share class of the fund associated with the Example Plan Independent Funds, in comparison to the class chosen by Defendant John Hancock (U.S.A.), which was generally the retail class of each independent fund, the expenses of which are set forth in the left hand column.

337. Had Defendant John Hancock (U.S.A.) invested Plaintiffs' money in the institutional share classes of the funds the Plaintiffs would not have been charged 12b-1 fees, but still would have received the same underlying investment.

338. Had Defendant John Hancock (U.S.A.) invested in the institutional class, where available, as opposed to the retail share class, as Table III reflects, Plaintiffs would have enjoyed superior performance to that of the retail class, while paying lower fees.

339. On information and belief, the aggregate amount of Plaintiff Participant contributions that Defendant John Hancock (U.S.A.) passed through the Sub-Accounts met any investment minimum requirements of the institutional share classes for all of the independent funds that Defendant John Hancock (U.S.A.) used as investment options with the Plaintiff Plans. Thus, Defendant John Hancock (U.S.A.) could have invested those contributions in the lowest price share class of the underlying fund that did not charge a 12b-1 fee.

340. Even if the minimum investment requirements to gain access to the institutional share classes of those independent funds were not satisfied, on information and belief, Defendant John Hancock (U.S.A.) possessed the economic leverage to negotiate the elimination of the 12b-

1 fees.

341. This belief is founded on the fact that Defendant John Hancock (U.S.A.) possessed sufficient economic leverage to require the advisers to many of the independent funds that it uses as investment options with its group annuity contracts to remit a portion of Plaintiffs' investments into such funds to Defendant John Hancock (U.S.A.).

342. Defendant John Hancock (U.S.A.), starting sometime in 2009, began investing in the institutional class for certain of the Example Plan Independent Funds, but should have done so earlier and should have invested in the institutional share class for all of the independent funds that it selects as investment options for the Plaintiff Plans.

343. For most of the class period, Defendant John Hancock (U.S.A.) was investing in a share class that charged Plaintiffs a 12b-1 fee. Therefore, the 12b-1 fee that was charged to Plaintiffs, through the FER of each Sub-Account, could have been avoided by investing in the institutional share class and such fee was improper.

344. Defendant John Hancock (U.S.A.) violated ERISA by not using its negotiating power to gain access to the share classes of the independent funds (including the Example Plan Independent Funds) that it selected as investment options to the Plaintiff Plans.

345. Furthermore, since the appropriate share class of the funds that are independent of Defendants and selected by Defendant John Hancock (U.S.A.) as investment options for the Plaintiff Plans, did not charge a 12b-1 fee, the Sales and Service Fees with respect to these investment options should have also been zero.

346. The charging to Plaintiffs of both the 12b-1 fees on underlying funds that were independent of the Defendants but selected by Defendant John Hancock (U.S.A.) as an

investment option for the Plaintiff Plans and the accompanying Sales and Service Fees resulted in violations, by Defendant John Hancock (U.S.A.), of ERISA §§404 and 406, 29 U.S.C. §§1104 and 1106.

2. Excessive Adviser Fees

a. General Allegations Relevant To All Excessive Adviser Fee Claims

347. As of the JH Trusts' 2009 SEC filings, there were 122 funds/portfolios in the JHT, 77 funds/portfolios in the JHFII and 13 funds/portfolios in the JHFIII.

348. Each of the John Hancock funds/portfolios (including the Example Plan JH Funds) in which Sub-Accounts of the Plaintiff Plans may invest, on information and belief, is a series of one of the following JH Trusts: the JHT, the JHFII and the JHFIII.

349. On information and belief, Defendant John Hancock (U.S.A.) selects from the entire pool of funds/portfolios available in the JH Trusts in composing the menus of investment options for the Plaintiff Plans.

350. The following Example Plan JH Funds are contained in the JHT: (A) the Money Market Trust, (B) the Strategic Income Trust, (C) the Value Trust, (D) the Mid Value Trust and (E) the Small Cap Growth Trust.

351. The following Example Plan JH Funds are contained in the JHFII: (A) the Lifestyle Fund-Conservative Portfolio, (B) the Lifestyle Fund-Moderate Portfolio, (C) the Lifestyle Fund-Balanced Portfolio, (D) the Lifestyle Fund-Growth Portfolio, (E) the Lifestyle Fund-Aggressive Portfolio, (F) the U.S. Government Securities Fund, (G) the Real Return Bond Fund, (H) the Total Return Fund, (I) the Global Bond Fund, (J) the All Cap Value Fund, (I) the Small Company Value Fund, (J) the Blue Chip Growth Fund and (K) the International Value

Fund.

352. The following Example Plan JH Fund is contained in the JHFIII: the International Core Fund.

353. All of the JH Trusts are open end management investment companies and are registered under the ICA; however, the funds/portfolios within them are not registered.

354. Defendant John Hancock Investment Management Services is registered as an investment adviser under the ICA and serves as the adviser to each of the JH Trusts as well the adviser to each of the funds/portfolios that are a series of the JH Trusts.

355. All of the funds/portfolios that are series of the JH Trusts fall into two categories: (A) those which are subadvised by a John Hancock affiliated entity and (B) those which are subadvised by an entity independent of John Hancock.

356. As Defendant John Hancock Investment Management Services is the adviser to all of the JH Trusts, which are all registered investment companies under the ICA, an action may be brought against it by a security holder of a JH Trust for breach of fiduciary duty, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), with respect to the compensation it receives from the JH Trusts.

357. From July of 2008 though sometime in June of 2010, Plaintiff Santomenno was invested in the (A) the Money Market Trust, (B) the Blue Chip Growth Fund and (C) the Small Cap Growth Trust.

358. As a consequence of her investments in (A) the Money Market Trust and (B) the Small Cap Growth Trust, Plaintiff Santomenno was a security holder of the JHT.

359. As a consequence of her investments in the Blue Chip Growth Fund Plaintiff

Santomenno was a security holder of the JHFII.

360. Plaintiff K. Poley from July of 2004 through sometime in January of 2010, was invested in the Lifestyle Fund-Balanced Portfolio and therefore was a security holder of the JHFII.

361. Plaintiff B. Poley from January of 2009 through sometime in January of 2010, was invested in (A) the Lifestyle Fund-Balanced Portfolio, (B) the Lifestyle Fund-Aggressive Portfolio, and (C) the Lifestyle Fund-Growth Portfolio, and therefore was a security holder of the JHFII.

362. As Plaintiff Santomenno was a security holder of the JHT and the JHFII, she has standing, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), to bring a claim on behalf of the JHT and the JHFII against Defendant John Hancock Investment Management Services for the compensation it received from those trusts.

363. As Plaintiffs K. Poley and B. Poley were security holders of the JHFII, they have standing, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), to bring a claim on behalf of the JHFII against Defendant John Hancock Investment Management Services for the compensation it received from that trust.

364. In the JHT's SEC N-1A filings filed on April 24, 2008 and April 30, 2009 Defendants stated, "[t]he Adviser [Defendant John Hancock Investment Management Services] administers the business and affairs of JHT and retains and compensates the investment subadvisers which manage the assets of the funds." The language used in the JHT's SEC N-1A filings filed on February 22, 2010 and April 28, 2010 is not materially different from the above

quoted language.[8] Similarly, in the JHFII's SEC N-1A filings filed on December 24, 2008 and December 23, 2009, Defendants stated "[t]he Adviser [Defendant John Hancock Investment Management Services] administers the business and affairs of JHF II and retains and compensates the investment subadvisers which manage the assets of the funds."

365. The JHT N-1A filings dated April 24, 2008, April 30, 2009, February 22, 2010 and April 28, 2010 and the JHFII N-1A filings dated December 24, 2008 and December 23, 2009, state that the subadvisers performed, pursuant to their subadvisory agreement, the following investment management functions with respect to each of the funds/portfolios within the JHT and the JHFII that they served as a subadviser to: formulating the investment program for the fund/portfolio, implementing the program through the purchase and sale of securities, managing the investment and reinvestment of the fund's assets and regularly reporting to the fund's board of directors; furthermore, in connection with providing all of these services, the subadviser, at its expense, furnishes all necessary investment and management facilities, pays the salaries of personnel required for the subadviser to execute its duties, pays the fees for the administrative facilities, pays the fees for bookkeeping, pays the expenses for clerical personnel

[8] The JHT SEC N-1A filings on February 22, 2010 and April 28, 2010 stated: "[t]he Adviser administers the business and affairs of JHT and, except in the case of the funds noted below, selects, contracts with and compensates subadvisers to manage the assets of most of the funds." JHT makes this statement because the N-1A filings state that "[t]he Adviser [Defendant John Hancock Investment Management Services] manages the assets of the following funds: The Franklin Templeton Founding Allocation Trust, Core Allocation Trust, Core Balanced Trust and Core Disciplined Diversification Trust." Therefore, with respect to these four specific funds/portfolios of the JHT, Plaintiffs neither directly nor derivatively make a claim that the advisory fee is excessive (since the advisor here actually managed the assets of these funds/portfolios). However, in Count V they do claim that the advisory fees received by Defendant John Hancock Investment Management Services with respect to these funds/portfolios constitute prohibited transactions under ERISA (see DOL Adv. Op. 93-13A and Prohibited Transaction Exemption 77-4).

and for the equipment necessary for the conduct of the investment affairs of the fund/portfolio.

366. Defendant John Hancock Investment Management Services, as reflected in all of the above listed N-1A filings, usually received significant advisory fees, while the subadvisers received much smaller advisory fees.[9] As the subadvisers performed all of the investment advisory/management services for the subadvised funds/portfolios, at their own expense, the investment advisory/management fees received by Defendant John Hancock Investment Management Services with respect to any subadvised fund/portfolio in the JHT and the JHFII were excessive and these excessive investment advisory/management fees are hereinafter referred to as the "Excessive JHT Investment Advisory/Management Fees" and the "Excessive JHFII Investment Advisory/Management Fees," respectively. On information and belief, the fee practices associated with the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees have been ongoing for the entire time period applicable to Plaintiffs' (whether direct or derivative) claims.

367. For the above referenced N-1A SEC filings, the paragraph that precedes the

---

[9] The JHT N-1A filings dated April 24, 2008, April 30, 2009, February 22, 2010 and April 28, 2010 reflect that among the funds/portfolios in the JHT are ten specific funds/portfolios (American Asset Allocation Trust, American Blue Chip Income and Growth Trust, American Bond Trust, American Global Growth Trust, American Small Capitalization Trust, American Growth Trust, American Growth-Income Trust, American High-Income Bond Trust, American International Trust and the American New World Trust (hereinafter the "American Series Funds")) referred to by the JHT as "feeder funds," because their sole purpose is to invest in the "master fund." The "master fund"is an actual independent fund that is part of the American Funds Insurance Series. As the N-1A filings state, there is no advisor to the American "feeder funds" and as Defense Exhibit I page 926 reflects, no management fee is paid to Defendant John Hancock Investment Management Services; a management fee is only paid to the independent entity that renders investment management services to the "master fund." Therefore, with respect to the specific funds/portfolios of the JHT listed in this footnote, Plaintiffs neither directly or derivatively make a claim that the advisory fee is excessive (since here Defendant John Hancock Investment Management Services received no fees).

description of the services rendered by the subadvisers states that the subadvisory agreements "currently" provide. The SEC cover sheets to these N-1A filings state that they are "effective" as of a specific date on or near their filing date. Thus, these statements are both forward and backward looking and apply to the period of January 2009 to the present. Furthermore, on information and belief, these practices have been ongoing for the time period that precedes January of 2009 and will continue.

368. In the JHT's SEC N-1A filings on April 24, 2008, April 30, 2009, February 22, 2010, and April 28, 2010, Defendants refer to the fees received by Defendant John Hancock Investment Management Services, with respect to the fund/portfolios within the JHT, as its "aggregate investment advisory fee," and then specifically lists how that "aggregate investment advisory fee" is allocated among each fund/portfolio within the JHT. Those same filings, with respect to all of the funds/portfolios within the JHT, list the "aggregate subadvisory fees" and then list specifically how those aggregate subadvisory fees are allocated to each fund's/portfolio's subadviser.

369. Similarly, in the JHFII's SEC N-1A filings dated December 24, 2008 and December 23, 2009, Defendants refer to the fees received by Defendant John Hancock Investment Management Services, with respect all of the funds/portfolios within the JHFII, as its "aggregate investment advisory fee," and then specifically lists how that "aggregate investment advisory fee" is allocated among each fund/portfolio within the JHFII. Those same filings, with respect to all of the funds/portfolios within the JHFII, list the "aggregate subadvisory fees" and then list specifically how those aggregate subadvisory fees are allocated among each fund's/portfolio's subadviser.

370. A comparison between "investment management fees" for each of the funds/portfolios in the JHT and the JHFII listed in the "Statements of Operations" that are contained in the JHT's and the JHFII's N-CSR filings (their annual reports) for the "fiscal"year ended December 31, 2009 (the JHT) and the "fiscal" year ended August 31, 2009 (the JHF II; most of the funds/portfolios in the JHFII are operated on a "fiscal" year ending August 31; however, some have a "fiscal" year ending December 31), respectively, and the allocated advisory fees listed for each fund/portfolio in the JHT and the JHFII's N-1A filings dated, April 28, 2010 and December 23, 2009, respectively, reveals that the advisory fee for each fund/portfolio listed in the applicable N-1A filing is, in most cases, identical to, or very close to, the fee that is listed in the applicable N-CSR as the "investment management fees" for the applicable fund/portfolio (these N-CSR filings contain financial data for many, but not all of the funds/portfolios that are listed in the JHT's and the JHFII's corresponding N-1A filings).

371. Besides the investment management fees, the N-CSR's for the JHT (for "fiscal" year ended December 31, 2009) and the JHFII (for "fiscal" year ended August 31, 2009) state that Defendant John Hancock Investment Management Services also received from the assets of each of the funds/portfolios within the JHT and the JHFII, in addition to "investment management fees," the following fees: "distribution and service fees," "accounting and legal services fees," "professional fees," "printing and postage fees," "custodian fees," "registration and filing fees," and "miscellaneous [fees]." On information and belief Defendant John Hancock Investment Management Services has received these additional fees for the entire time period applicable to Plaintiffs' claims.

372. The practices described above regarding the JHT and the JHFII, are applicable to the funds/portfolios in the JHFIII. The JHFIII N-1A filings dated June 25, 2008, June 29, 2009 and June 25, 2010, all state that Defendant John Hancock Investment Management Services "selects, contracts with, and compensates subadvisers to manage the investment and reinvestment of the assets of the Funds." Additionally, they state that the subadvisers are responsible for the following investment management functions with respect to the funds/portfolios within the JHFIII: formulating the investment program for the fund/portfolio, implementing the program through the purchase and sale of securities, managing the investment and reinvestment of the fund's/portfolio's assets and regularly reporting to the fund's/portfolio's board of directors; furthermore, in connection with providing all of these services, the subadviser, at its expense, furnishes all necessary investment and management facilities, pays the salaries of personnel required for the subadviser to execute its duties, pays the fees for the administrative facilities, pays the fees for bookkeeping, pays the expenses for clerical personnel and for the equipment necessary for the conduct of the investment affairs of the fund/portfolio.

373. Similar to the JHT and the JHFII, with respect to the JHFIII, a comparison of the advisory fees, as allocated among the funds/portfolios in the JHFIII, as listed in the N-1A filing dated June 25, 2010, reveals that they are consistent with the "investment management fees" listed on the N-CSR filing for the JHFIII "fiscal" year ended February 28, 2010 and March 31, 2010 (the funds/portfolios within JHFIII have different "fiscal" years, some ended on February 28, 2010 while others ended on March 31, 2010).

374. The N-CSR filings for the JHFIII for "fiscal" years ended February 28, 2010 and March 31, 2010 reflects that Defendant John Hancock Investment Management

received other fees from the assets of the funds/portfolios in the JHFIII. As the subadvisers performed all of the investment advisory/management services for the funds/portfolios, at their own expense, any advisory/management fees received by Defendant John Hancock Investment Management Services with respect to a subadvised fund/portfolio within JHFIII was excessive. These excessive investment advisory/management fees are hereinafter referred to as the "Excessive JHFIII Investment Advisory/Management Fees." On information and belief, the fee practices associated with the Excessive JHFIII Investment Advisory/Management Fees have been ongoing for the entire time period applicable to Plaintiffs' (whether direct or derivative) claims.

375. For illustrative purposes, to demonstrate the size of the Excessive JHT, JHFII and JHFIII Investment Advisory/Management Fees, Tables IV-VI reproduce from N-1As filed on April 28, 2010 (JHT), December 23, 2009 and April 28, 2010 (JHFII, this trust files separate N-1A filings for the portfolios within it) and June 25, 2010 (JHFIII), the investment advisory/management fee received by Defendant John Hancock Investment Management Services for each of the funds/portfolios within these JH Trusts (in the tables this fee is labeled as "JHIMS Mgt. Fee"). These tables also reproduce the subadvisory fee received by the applicable subadviser (the entity which rendered all of the investment management services; this fee is abbreviated as SubAdv Mgt. Fee). The last column in each of these tables illustrates the difference between the adviser's and the subadviser's fees.

376. With regard to all of the funds/portfolios that are contained in the JHT, the JHFII and the JHFIII, Defendant John Hancock Investment Management Services must annually obtain the approval of the fund's/portfolio's board of directors for the renewal of the investment management agreement and approval of the investment management fee that it seeks to receive

from each fund/portfolio within these trusts for which it serves as an adviser.

377. Defendant John Hancock Investment Management Services has previously been cited by the SEC for engaging in a scheme of fraud or deceit with respect to representations it made to the board of directors of funds/portfolios (including funds/portfolios within the JHT) that underlie variable annuity products in connection with the amount of fees it sought to receive from fund/portfolio assets. The SEC also cited Defendants John Hancock Distributors and John Hancock Funds, both affiliates of Defendant John Hancock Investment Management Services, for aiding and abetting in that scheme.

TABLE IV

Table IV is based on data derived from the JHT N-1A filed with the SEC on April 28, 2010. This N-1A filing lists the fees paid to the adviser (Defendant John Hancock Investment Management Services) and subadviser to each fund/portfolio in the JHT for "fiscal" year ended December 31, 2009 and that information is reproduced in this table for illustrative purposes.

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
500 Index Trust*	$20,806,537	-	$487,280	=	$20,319,257
500 Index Trust B*	$1,565,592	-	$119,949	=	$1,445,643
Active Bond Trust*	$11,841,814	-	$2,962,727	=	$8,879,087
All Cap Core Trust	$2,564,453	-	$1,094,092	=	$1,470,361
All Cap Growth Trust	$857,954	-	$403,980	=	$453,974
All Cap Value Trust	$665,721	-	$308,319	=	$357,402
Alpha Opportunities Trust	$4,869,113	-	$2,664,426	=	$2,204,687
American Fundamental Holdings Trust*	$1	-	$215,498	=	-$215,497

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
American Global Diversification Trust*	$0	-	$165,805	=	-$165,805
Balanced Trust	$95,026	-	$55,666	=	$39,360
Blue Chip Growth Trust	$11,249,279	-	$5,187,740	=	$6,061,539
Bond Trust*	$1,493,353	-	$428,004	=	$1,065,349
Capital Appreciation Trust	$5,967,315	-	$2,249,560	=	$3,717,755
Capital Appreciation Value Trust	$2,409,549	-	$1,306,812	=	$1,102,737
Core Allocation Trust**	$0	-	$5,797	=	-$5,797
Core Allocation Plus Trust	$1,423,227	-	$723,769	=	$699,458
Core Balanced Strategy Trust*	$0	-	$218	=	-$218
Core Balanced Trust**	$0	-	9,113	=	-$9,113
Core Bond Trust	$3,946,305	-	$1,026,937	=	$2,919,368
Core Disciplined Diversification Trust**	$0	-	$10,209	=	-$10,209
Core Diversified Growth & Income Trust*	$0	-	$221	=	-$221
Core Fundamental Holdings Trust*	$0	-	$19,013	=	-$19,013
Core Global Diversification Trust*	$0	-	$19,140	=	-$19,140
Core Strategy Trust*	$0	-	$77,656	=	-$77,656
Disciplined Diversification Trust	$1,216,693	-	$653,271	=	$563,422
Emerging Markets Value Trust	$7,190,314	-	$3,797,281	=	$3,393,033
Equity-Income Trust	$12,442,570	-	$5,756,535	=	$6,686,035
Financial Services Trust	$725,150	-	$331,534	=	$393,616
Floating Rate Income Trust	$4,813,766	-	$1,686,106	=	$3,127,660
Franklin Templeton Founding Allocation Trust**	$0	-	$310,641	=	-$310,641
Fundamental Value Trust	$11,707,741	-	$4,778,738	=	$6,929,003

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
Global Bond Trust	$5,999,233	-	$2,144,184	=	$3,855,049
Global Trust	$4,738,818	-	$2,074,654	=	$2,664,164
Growth Equity Trust	$3,276,145	-	$1,311,460	=	$1,964,685
Health Sciences Trust	$1,540,818	-	$925,326	=	$615,492
Heritage Trust	$896,909	-	$441,707	=	$455,202
High Income Trust*	$3,186,257	-	$1,057,478	=	$2,128,779
High Yield Trust	$11,776,657	-	$3,734,875	=	$8,041,782
Income Trust	$3,318,766	-	$1,477,238	=	$1,841,528
International Core Trust	$6,217,019	-	$3,078,477	=	$3,138,542
International Equity Index Trust A	$2,810,012	-	$164,501	=	$2,645,511
International Equity Index Trust B	$1,008,796	-	$284,559	=	$724,237
International Index Trust*	$4,654,786	-	$289,371	=	$4,365,415
International Opportunities Trust	$4,571,887	-	$2,238,349	=	$2,333,538
International Small Company Trust	$1,364,140	-	$728,829	=	$635,311
International Value Trust	$6,191,725	-	$2,710,664	=	$3,481,061
Investment Quality Bond Trust	$2,305,819	-	$560,688	=	$1,745,131
Large Cap Trust	$1,389,953	-	$569,957	=	$819,996
Large Cap Value Trust	$2,603,071	-	$1,167,624	=	$1,435,447
Lifecycle 2010 Trust*	$0	-	N/A	=	N/A
Lifecycle 2015 Trust*	$0	-	N/A	=	N/A
Lifecycle 2020 Trust*	$0	-	N/A	=	N/A
Lifecycle 2025 Trust*	$0	-	N/A	=	N/A
Lifecycle 2030 Trust*	$0	-	N/A	=	N/A
Lifecycle 2035 Trust*	$0	-	N/A	=	N/A
Lifecycle 2040 Trust*	$0	-	N/A	=	N/A

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
Lifecycle 2045 Trust*	$0	-	N/A	=	N/A
Lifecycle 2050 Trust*	$0	-	N/A	=	N/A
Lifestyle Aggressive Trust*	$142,694	-	$64,396	=	$78,298
Lifestyle Balanced Trust*	$4,149,384	-	$1,873,248	=	$2,276,136
Lifestyle Conservative Trust*	$848,329	-	$382,971	=	$465,358
Lifestyle Growth Trust*	$4,564,956	-	$2,061,635	=	$2,503,321
Lifestyle Moderate Trust*	$1,098,229	-	$495,871	=	$602,358
Mid Cap Index Trust*	$4,039,169	-	$170,057	=	$3,869,112
Mid Cap Stock Trust	$5,418,709	-	$2,514,363	=	$2,904,346
Mid Cap Value Equity Trust	$899,506	-	$436,060	=	$463,446
Mid Value Trust	$4,599,338	-	$2,555,032	=	$2,044,306
Money Market Trust*	$21,457,669	-	$1,196,551	=	$20,261,118
Money Market Trust B*	$2,128,638	-	$329,240	=	$1,799,398
Mutual Shares Trust	$4,586,688	-	$2,438,134	=	$2,148,554
Natural Resources Trust	$2,642,826	-	$1,457,754	=	$1,185,072
New Income Trust	$9,009,514	-	$3,605,392	=	$5,404,122
Optimized All Cap Trust*	$7,789,312	-	$2,598,485	=	$5,190,827
Optimized Value Trust*	$1,778,200	-	$623,785	=	$1,154,415
Overseas Equity Trust	$1,660,432	-	$906,094	=	$754,338
Pacific Rim Trust*	$690,897	-	$302,476	=	$388,421
Real Estate Securities Trust	$1,910,044	-	$682,711	=	$1,227,333
Real Return Bond Trust	$6,618,086	-	$2,212,523	=	$4,405,563
Science & Technology Trust	$2,622,327	-	$1,537,394	=	$1,084,692
Short Term Bond Trust*	$566,165	-	$141,643	=	$424,522
Short Term Government Income Trust*	$213,090	-	$47,682	=	$165,408
Small Cap Growth Trust	$3,095,361	-	$1,785,138	=	$1,310,223

JHT Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
Small Cap Index Trust*	$2,585,518	-	$153,038	=	$2,432,480
Small Cap Opportunities Trust	$1,191,557	-	$609,752	=	$581,805
Small Cap Value Trust	$3,941,276	-	$2,272,570	=	$1,668,706
Small Company Growth Trust*	$974,796	-	$557,291	=	$417,505
Small Company Value Trust	$3,630,843	-	$2,154,343	=	$1,476,500
Smaller Company Growth Trust	$1,090,014	-	$573,449	=	$516,565
Strategic Bond Trust	$4,206,506	-	$1,398,576	=	$2,807,930
Strategic Income Opportunities Trust*	$4,070,557	-	$1,405,417	=	$2,665,140
Total Bond Market Trust A*	$4,327,134	-	$184,348	=	$4,142,786
Total Bond Market Trust B*	$319,880	-	$31,555	=	$288,325
Total Return Trust	$17,554,536	-	$5,958,926	=	$11,595,610
Total Stock Market Index Trust*	$1,507,014	-	$117,661	=	$1,389,353
U.S. Government Securities Trust	$1,989,408	-	$545,884	=	$1,443,524
U.S. High Yield Bond Trust	$4,746,326	-	$1,800,496	=	$2,945,830
U.S. Multi Sector Trust	$5,805,361	-	$2,384,996	=	$3,420,365
Utilities Trust	$1,172,105	-	$533,118	=	$638,987
Value & Restructuring Trust	$2,130,995	-	$958,483	=	$1,172,512
Value Trust (JH Plan Fund)	$1,440,164	-	$568,747	=	$871,417
TOTALS	**$330,915,837**	-	**$114,443,263**	=	**$216,472,574**

*Each of these funds/portfolios has as their subadviser one of the following Defendant John Hancock (U.S.A.) affiliates: MFC Global Investment Management (U.S.A.) Limited, MFC Global Investment Management (U.S.), LLC, or Declaration Management & Research, LLC.

**For these funds/portfolios, the prospectus portion of the N-1A filing indicates that they do not have a subadviser, just an adviser, Defendant John Hancock Investment Management Services; however, the Statement of Additional Information ("SAI") portion of the N-1A filing reflects that a subadviser fee was paid on behalf of these funds/portfolios.

TABLE V

Table V is based on data derived from the JHFII N-1As filed with the SEC on December 23, 2009 and April 28, 2010. The N-1A filing dated December 23, 2009 contains the adviser and subadviser fees for all of the funds/portfolios in the JHFII, with the exception of the: Lifestyle Aggressive Portfolio, Lifestyle Balanced Portfolio, Lifestyle Conservative Portfolio, Lifestyle Growth Portfolio and Lifestyle Moderate Portfolio (the "Lifestyle Portfolios"), for "fiscal" year ended August 31, 2009, and that information is reproduced below in this table for illustrative purposes. The JHFII N-1A filing dated April 28, 2010, contains the adviser and subadviser fees for the Lifestyle Portfolios for "fiscal" year ended December 31, 2009, and that information is also reproduced below in this table for illustrative purposes.

JHF II Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
Active Bond Fund*	$3,249,339	-	$812,335	=	$2,437,004
All Cap Core Fund	$3,073,239	-	$1,303,931	=	$1,769,308
All Cap Growth Fund	$756,449	-	$355,976	=	$400,473
All Cap Value Fund	$1,238,477	-	$576,411	=	$662,066
Alpha Opportunities Fund	$3,636,852		$1,996,997		$1,639,855
Alternative Asset Allocation Fund*	$0		$46		-$46
Blue Chip Growth Fund	$10,187,034	-	$4,691,202	=	$5,495,832
Capital Appreciation Fund	$6,153,689	-	$2,348,790	=	$3,804,899
Core Allocation Plus Fund	N/A	-	N/A	=	N/A
Core Bond Fund	$1,575,444	-	$450,851	=	$1,124,593
Core Diversified Growth & Income Portfolio*	$0	-	$1,072	=	-$1,072
Core Fundamental Holdings Portfolio*	$0	-	$738	=	-$738
Core Global Diversification Portfolio*	$0	-	$662	=	-$662
Emerging Markets Value Fund	$6,423,808	-	$3,394,313	=	$3,029,495
Equity-Income Fund	$5,440,221	-	$2,517,004	=	$2,923,217
Financial Services Fund	N/A	-	N/A	=	N/A
Floating Rate Income Fund	$4,717,259	-	$1,682,123	=	$3,035,136
Fundamental Value Fund	$8,542,830	-	$3,489,609	=	$5,053,221
Global Agribusiness Fund*	$0		$5,521		-$5,521
Global Fund	N/A	-	N/A	=	N/A

JHF II Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
Global Infrastructure Fund*	$0		$4,832		-$4,832
Global Bond Fund	$3,650,337	-	$1,303,692	=	$2,346,645
Global Real Estate Fund	$3,699,748	-	$1,930,203	=	$1,769,545
Global Timber Fund*	$0		$4,798		-$4,798
High Income Fund*	$2,382,589	-	$796,657	=	$1,585,932
High Yield Fund	$7,553,921	-	$2,395,706	=	$5,158,215
Income Fund	N/A	-	N/A	=	N/A
Index 500 Fund*	$7,700,164		$183,114		$7,517,050
International Equity Index Fund	$1,900,815	-	$295,120	=	$1,605,695
International Opportunities Fund	$5,503,108	-	$2,696,092	=	$2,807,016
International Small Cap Fund	$2,491,683	-	$1,365,124	=	$1,126,559
International Small Company Fund	$2,250,239	-	$1,198,238	=	$1,052,001
International Value Fund	$7,862,198	-	$3,439,712	=	$4,422,486
Investment Quality Bond Fund	$1,004,017	-	$245,625	=	$758,392
Large Cap Fund	$1,521,050	-	$610,076	=	$910,974
Large Cap Value Fund	$3,847,273	-	$1,721,287	=	$2,125,986
Lifecycle 2050 Portfolio*	N/A	-	N/A	=	N/A
Lifecycle 2045 Portfolio*	$0	-	$65,760	=	-$65,760
Lifecycle 2040 Portfolio*	$0	-	$71,524	=	-$71,524
Lifecycle 2035 Portfolio*	$947	-	$98,994	=	-$98,047
Lifecycle 2030 Portfolio*	$33,613	-	$131,132	=	-$97,519
Lifecycle 2025 Portfolio*	$70,058	-	$163,964	=	-$93,906
Lifecycle 2020 Portfolio*	$68,378	-	$163,113	=	-$94,735
Lifecycle 2015 Portfolio*	$31,020	-	$125,163	=	-$94,143
Lifecycle 2010 Portfolio*	$0	-	$67,972	=	-$67,972
Lifestyle Conservative Portfolio*	$744,995	-	$349,186	=	$395,809
Lifestyle Moderate Portfolio*	$949,336	-	$440,537	=	$508,799
Lifestyle Balanced Portfolio*	$3,219,867	-	$1,469,123	=	$1,750,744
Lifestyle Growth Portfolio*	$3,367,327	-	$1,517,369	=	$1,849,958
Lifestyle Aggressive Portfolio*	$1,019,924	-	$508,501	=	$511,423
Mid Cap Index Fund*	$1,624,660	-	$74,177	=	$1,550,483

JHF II Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
Mid Cap Stock Fund	$4,385,876	-	$2,036,481	=	$2,349,395
Mid Cap Value Equity Fund	$748,318	-	$363,231	=	$385,087
Mid Value Fund	$780,611	-	$453,314	=	$327,297
Money Market Fund*	N/A	-	N/A	=	N/A
Natural Resources Fund	$4,909,920	-	$2,707,207	=	$2,202,713
Optimized Value Fund*	$2,602,729	-	$906,231	=	$1,696,498
Real Estate Equity Fund	$1,408,168	-	$709,058	=	$699,110
Real Estate Securities Fund	$465,181	-	$166,136	=	$299,045
Real Return Bond Fund	$5,561,942	-	$1,862,243	=	$3,699,699
Science & Technology Fund	N/A	-	N/A	=	N/A
Short Term Government Income Fund*	$531	-	$11,433	=	-$10,902
Small Cap Growth Fund	$978,237	-	$564,536	=	$413,701
Small Cap Index Fund*	$522,745	-	$35,367	=	$487,378
Small Cap Opportunities Fund	$894,293	-	$469,024	=	$425,269
Small Cap Value Fund	$233,143	-	$134,366	=	$98,777
Small Company Growth Fund	$1,251,903	-	$715,373	=	$536,530
Small Company Value Fund	$3,688,099	-	$2,182,328	=	$1,505,771
Smaller Company Growth Fund	$1,017,241		$540,973		$476,268
Spectrum Income Fund	$6,127,681	-	$2,452,979	=	$3,674,702
Strategic Bond Fund	$2,940,105	-	$976,478	=	$1,963,627
Strategic Income Opportunities Fund*	$2,746,881	-	$953,657	=	$1,793,224
Total Bond Market Fund*	$1,693,381	-	$138,235	=	$1,555,146
Total Return Fund	$10,338,502	-	$3,512,753	=	$6,825,749
Total Stock Market Index Fund*	N/A	-	N/A	=	N/A
U.S. Government Securities Fund	$943,738	-	$256,646	=	$687,092
U.S. High Yield Bond Fund	$3,790,462	-	$1,438,907	=	$2,351,555
U.S. Multi-Sector Fund	$4,964,181	-	$2,043,890	=	$2,920,291
Value Fund	$314,535	-	$124,337	=	$190,198
Value & Restructuring Fund	$3,297,731	-	$1,484,028	=	$1,813,703
Vista Fund	$937,801		$465,128	=	$472,673
				=	
TOTALS	**$185,035,843**		**$74,768,711**	=	**$110,267,132**

*Each of these funds/portfolios has as their subadviser one of the following Defendant John Hancock (U.S.A.) affiliates: MFC Global Investment Management (U.S.), LLC, MFC Global Investment Management (U.S.A.) Limited, or Declaration Management & Research LLC.

TABLE VI

Table VI is based on data derived from the JHFIII N-1A filed with the SEC on June 25, 2010. Some of those funds/portfolios in the JHFIII operate on a "fiscal" year basis, ending February 28, while others operated on a "fiscal" year basis ending March 31. The JHFIII N-1A filing dated June 25, 2010, listed the adviser and subadviser fees for the funds/portfolios in the JHFIII that had a "fiscal" year ended on February 28, 2010 and on March 31, 2010, and that information is reproduced below in this table for illustrative purposes.

JHF III Investment Fund Name	JHIMS Mgt. Fee		SubAdv Mgt. Fee		Difference
Classic Value Mega Cap Fund	-$96,005	-	$12,803	=	-$108,808
Core High Yield Fund	$65,427	-	$45,237	=	$20,190
Disciplined Value Fund	$1,846,648	-	$882,695	=	$963,953
Global Shareholder Yield Fund	$1,677,780	-	$946,205	=	$731,575
Growth Opportunities Fund	$110,104	-	$175,023	=	-$64,919
International Allocation Portfolio*	$108,605	-	$9,813	=	$98,792
International Core Fund	$8,114,336	-	$4,296,791	=	$3,817,545
International Growth Fund	$917,456	-	$496,257	=	$421,199
Leveraged Companies Fund*	-$69,476	-	$2,566	=	-$72,042
Ranier Growth Fund	$8,654,306	-	$3,622,823	=	$5,031,483
Small Cap Opportunities Fund*	$45,323	-	$11,862	=	$33,461
Small Company Fund	$236,735	-	$162,004	=	$74,731
U.S. Core Fund	$38,261	-	$87,661	=	-$49,400
Value Opportunities Fund	-$38,166	-	$43,295	=	-$81,461
TOTALS	**$21,611,334**	-	**$10,795,035**	=	**$10,816,299**

*Each of these funds/portfolios has as their subadviser one of the following Defendant John Hancock (U.S.A.) affiliates: MFC Global Investment Management (U.S.A.) or MFC Global Investment Management (U.S.) LLC.

b. Excessive Adviser Fee Allegations Related To Claim Under ICA §36(b), 15 U.S.C. §80a-35(b)

378. With regard to all of the funds/portfolios that are a series of the JHT and the JHFII, on information and belief, the boards of such funds/portfolios had the authority to directly retain the subadviser of each fund/portfolio to serve as the fund's/portfolio's adviser.

379. With regard to all of the funds/portfolios that are a series of the JHT and the JHFII, had the boards of the JHT and the JHFII retained the subadviser to serve as each fund's/portfolio's adviser, it would have (A) eliminated Defendant John Hancock Investment Management Services (and its affiliates, Defendants John Hancock Distributors and John Hancock Funds) from being in a position to influence the fees it received from the funds'/portfolios' assets and (B) avoided the payment of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees, to Defendant John Hancock Investment Management Services.

380. With regard to all of the funds/portfolios that are series of the JHT and the JHFII, the boards of the JHT and the JHFII should have foreseen that by allowing Defendant John Hancock Investment Management Services to serve as each fund's/portfolio's adviser and influence the fees that it receives, the JHT and the JHFII would be harmed.

381. In each instance, both the JHT and the JHFII were harmed because Defendant John Hancock Investment Management Services did receive a large and unreasonable fee for investment management services, when, in fact, it was providing no such services.

382. Given Defendant John Hancock Investment Management Services past practices, for which it was fined by the SEC, these harms were foreseeable.

383. With respect to each fund/portfolio within the JHT and the JHFII, an examination

of (A) the nature and quality of the adviser's (Defendant John Hancock Investment Management Services) services, (B) the profitability of the fund/portfolio to the adviser, (C) comparative fee structures and (D) the conscientiousness of the board of directors of the JHT and the JHFII in approving the adviser's fee for each series, demonstrates that the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees paid to Defendant John Hancock Investment Management Services, with respect to the JHT and the JHFII, resulted in a breaches of fiduciary duties pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), because those fees were so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

384. Nature and Quality of the Services Rendered. No investment management services were provided by Defendant John Hancock Investment Management Services since the subadviser to each fund/portfolio provided all of the investment management services. Therefore, all of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees paid to Defendant John Hancock Investment Management Services for each fund/portfolio that is contained in the JHT and the JHFII were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

385. Profitability of the Adviser. Since Defendant John Hancock Investment Management Services was providing no investment advisory services, it was therefore not incurring any fees in connection with providing such services (all such fees were paid by the subadviser to each fund/portfolio) and therefore the Excessive JHT Investment

Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees paid to Defendant John Hancock Investment Management Services for each fund/portfolio that is a series of the JHT and the JHFII were all profit to Defendant John Hancock Investment Management Services and were therefore necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

386. Conscientiousness of the Funds'/Portfolios' Boards. As the board of directors of the JHT and the JHFII knew that all of the investment management services were being provided by the subadviser to each of the funds/portfolios within these trusts, and that Defendant John Hancock Investment Management Services had, in the past, been cited by the SEC for misappropriating fund assets through improper fees, each board violated its fiduciary responsibilities when it approved the payment of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees to Defendant John Hancock Investment Management Services and therefore such fees were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

387. Comparative Fee Structures. The fee charged by the subadviser for each of fund/portfolio that is a series of the JHT and the JHFII was the fee required to render the investment advisory/management services for those funds/portfolios. Since the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees, with respect to all of the funds/portfolios that are series of the JHT and the JHFII are in excess of that amount, such fees were necessarily so disproportionately large

that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

c. Additional Allegations Related To Claims Pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), On Behalf Of Funds/Portfolios That Are Contained In The JHT And The JHFII Where The Subadvisers To Such Funds/Portfolios Are Not Affiliated with Defendant John Hancock Investment Management Services

388. Despite the fact that Defendant John Hancock Investment Management Services had been fined by the SEC for engaging in a scheme of fraud or deceit with respect to representations it made to the boards of directors of funds that underlie variable annuity products, the boards of the JHT and the JHFII did not feel that the fees paid to unaffiliated subadvisers of funds/portfolios that were a series of the JHT and the JHFII were a material factor for their consideration. Specifically, in JHT's N-CSR filing for "fiscal" year ended December 31, 2009 and JHFII's N-CSR filings for "fiscal" years ended August 31, 2008 and August 31, 2009, the boards stated the following:

> With respect to its evaluation of the subadvisory agreements (including any sub-subadvisory agreements) with subadvisers not affiliated with the Adviser [Defendant John Hancock Investment Management Services], the Board believes that, in view of the Trust's [referring to JHT and JHFII] 'manager-of-managers' advisory structure, **the costs of the services to be provided and the profits to be realized by those subadvisers that are not affiliated with the Adviser** from their relationship with the Trust generally are not a material factor in the Board's consideration of these subadvisory agreements because such fees are paid by the Adviser and not by the Funds and the Board relies on the ability of the Adviser to negotiate the subadvisory fees at arms-length. (emphasis added)

In the N-CSR filing for JHT for "fiscal" year ended December 31, 2008 the board made the same statement, however, it only stated that it did not consider the profits of the subadvisers.

389. Had Defendant John Hancock Investment Management Services complied with its fiduciary duties pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), it would have disclosed to each

board of the JHT and the JHFII the excessiveness of the advisory fees that it was requesting.

d. Additional Allegations With Regard To ERISA With Respect To Defendant John Hancock (U.S.A.)'s Performance Of Fiduciary Duties In Connection With The Funds/Portfolios In The JHT, The JHFII And The JHFIII That It Selected As Investment Options For The Plaintiff Plans

390. With regard to all of the subadvised funds/portfolios within the JHT, the JHFII and the JHFIII that Defendant John Hancock (U.S.A.) used as investment options with the Plaintiff Plans, Defendant John Hancock (U.S.A.), on information and belief, had the authority to directly retain the subadviser to serve as each fund's/portfolio's adviser.

391. With regard to all of the funds/portfolios within the JHT, the JHFII and the JHFIII that Defendant John Hancock (U.S.A.) used as investment options with the Plaintiff Plans, had Defendant John Hancock (U.S.A.) directly retained the subadviser, it would have (A) eliminated its direct subsidiary Defendant John Hancock Investment Management Services (and its affiliates, Defendants John Hancock Distributors and John Hancock Funds) from being in a position to influence the fees it received from each of these fund's/portfolio's assets and (B) avoided the payment of the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees, and the Excessive JHFIII Investment Advisory/Management Fees.

392. With regard to all of the funds/portfolios within the JHT, the JHFII and the JHFIII that Defendant John Hancock (U.S.A.) used as investment options with the Plaintiff Plans, Defendant John Hancock (U.S.A.) should have foreseen that by allowing Defendant John Hancock Investment Management Services to serve as each fund's/portfolio's adviser and influence the fees that it receives, the Plaintiffs would be harmed.

393. In each instance, the Plaintiffs were harmed because Defendant John Hancock Investment Management Services did receive a large and unreasonable fee for investment management services, when, in fact, it was providing no such services.

394. This harm was foreseeable to Defendant John Hancock (U.S.A.) and deprived the Plaintiffs of the full value of their retirement benefits.

395. On information and belief the fee practices associated with the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees have been ongoing for the entire time period applicable to Plaintiffs' claims.

396. The Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees, that Plaintiffs paid through the investment options offered through their Plaintiff Plans were excessive and unreasonable.

397. The charging of the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees to Plaintiffs, resulted in a violation of Defendant John Hancock (U.S.A)'s fiduciary obligations pursuant to ERISA §404, 29 U.S.C. §1104 and also constituted prohibited transactions pursuant to ERISA §406, 29 U.S.C. §1106.

398. Any of the investment management, investment advisory, or similar fees paid paid to Defendant John Hancock Investment Management Services on account of Plaintiffs investments into any fund/portfolio in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans resulted in a violation of Defendant John

Hancock (U.S.A)'s fiduciary obligations pursuant to ERISA §404, 29 U.S.C. §1104 and also constituted prohibited transactions pursuant to ERISA §406, 29 U.S.C. §1106. On information and belief the Plaintiffs have been charged investment management, investment advisory, or similar fees described herein for the entire time period applicable to Plaintiffs' claims.

3. Payment Of Impermissible .50% Fee Derived From Plaintiffs' Investments From (A) Advisers To The Independent Funds That Defendant John Hancock (U.S.A.) Uses As Investment Options With The Plaintiff Plans And (B) From Subadvisers To Certain John Hancock Funds/Portfolios That Defendant John Hancock (U.S.A.) Uses As Investment Options With The Plaintiff Plans

399. Both the 2008 and 2009 versions of the Your Investment Option booklets contain the following statement:

> John Hancock USA's AMC will be reduced if John Hancock USA or an affiliate receives asset based distribution charges ("12b-1 fees"), sub-transfer agency fees, or other fees from an unaffiliated underlying mutual fund or its underwriter.[10] These fees, collectively, range from 0% to .50%.

On information and belief, all versions of the Your Investment Options that are applicable to all of Defendant John Hancock (U.S.A.)'s different menus that it offers to Plaintiff Plans contain this statement.

400. Defendant John Hancock (U.S.A.) received a .50% payment from Plaintiffs' investments into the following Example Plan Independent Funds: the American Century Vista Fund, the Columbia Value and Restructuring Fund, the Davis New York Venture Fund, the Domini Social Equity Fund, the EuroPacific Growth Fund, the Mutual Discovery Fund, the Oppenheimer Global Fund, the Royce Opportunity Fund, the Growth Fund of America and the T.

[10] The 2009 version of the booklet entitled Your Investment Options replaced the word "underwriter" with "agent(s)."

Rowe Price Equity Income Fund. As set forth in the Defendant John Hancock (U.S.A.) document that discloses these .50% payments (which is attached to the Declaration of Robert L. Lakind as Exhibit I, that was filed along with Plaintiff's Brief in Response to Defendants' July 16, 2010 Motion to Dismiss), Defendant John Hancock (U.S.A.) also receives a .50% payment, derived from Plaintiffs' investments, from other funds that are independent of John Hancock, which Defendant John Hancock (U.S.A.) uses as the investment options for other Plaintiff Plans.

401. Since the payments Defendant John Hancock (U.S.A.) received from all of these funds equaled .50% (the maximum amount that Defendant John Hancock (U.S.A.) disclosed that this payment would be), all such funds had "asset based distribution charges ('12b-1 fees'), sub-transfer agency fees, or other fees" totaling to exactly .50%.

402. Defendant John Hancock (U.S.A.) also received a .50% payment from Plaintiffs' investments into the following Example Plan JH Funds: the All Cap Value Fund, the Blue Chip Growth Fund, the Global Bond Fund, the International Value Fund, the Mid Value Fund, the Real Return Bond Fund, the Small Cap Growth Fund, the Small Company Value Fund, the Total Return Fund, the Value Fund and the U.S. Government Securities Fund. This .50% payment was paid by the subadviser to these John Hancock funds/portfolios; however, in all cases, the subadviser is unaffiliated with the Defendants.

403. In addition to the payments from the unaffiliated subadvisers to the John Hancock funds/portfolios set forth in the previous paragraph and derived from Plaintiffs' investments, to Defendant John Hancock (U.S.A.), Defendant John Hancock (U.S.A.) also receives a .50% payment, derived from Plaintiffs' investments, from unaffiliated subadvisers to other John Hancock funds/portfolios (all of which are contained in the JHT, the JHFII and the JHFIII) that

Defendant John Hancock (U.S.A.) uses as the investment options for other Plaintiff Plans.

404. The .50% payments, derived from Plaintiffs' investments, received by Defendant John Hancock (U.S.A) from the advisers to the independent funds and the unaffiliated subadvisers to the John Hancock funds/portfolios, described in paragraphs 400, 402 and 403, are collectively hereinafter referred to as the "Revenue Sharing Payments."

405. Defendant John Hancock (U.S.A.) claims that the Revenue Sharing Payments were used to offset the AMC.

406. In the document that discloses these Revenue Sharing Payments (which can only be accessed through an internet link contained in a footnote to a statement on the website where Plaintiff Participants monitor their investments), Defendant John Hancock (U.S.A.) states that the AMC is the cost it incurs for "administrative and record keeping services such as employer statements, participant statements and enrollment kits."

407. The AMC is a component of the Expense Ratio (ER), which means that it is a fee attributable to Plaintiffs' investments into the investment options associated with their Plaintiff Plans.

408. In both versions of the Your Investment Options booklets, Defendant John Hancock (U.S.A.) states that the ER does not include any "participant recordkeeping charges." On the website where Plaintiff Participants monitor their investments, Defendant John Hancock (U.S.A.) states that the Contract Level Fees cover the expenses for "plan installation, enrollment, educational materials, customer service and other participant services." On information and belief, all versions of the Your Investment Options that are applicable to all of Defendant John Hancock (U.S.A.)'s different menus, that it offers to Plaintiff Plans, contain this statement.

409. Since, according to Defendant John Hancock (U.S.A.)'s own disclosures, fees for "participant recordkeeping" are independent of the ER (which the AMC is a component) and Contract Level Fees cover the expenses for enrollment, the Revenue Sharing Payments cannot be used to offset these fees since they are not actually a part of the AMC.

410. The AMC is instead a source of revenue to Defendant John Hancock (U.S.A).

411. Thus, the AMC is a fiction created by Defendant John Hancock (U.S.A.) so that it appears to Plaintiffs as if they are getting a reduction in fees on account of Defendant John Hancock (U.S.A.)'s receipt of the Revenue Sharing Payments when, in fact, those payments only benefit Defendant John Hancock (U.S.A.). This allegation is further confirmed by the fact that there is no, or a minimum AMC, for nearly all the Sub-Accounts where the underlying fund does not result in the payment of Revenue Sharing Payments.

412. Because they do not receive the Revenue Sharing Payments, the Plaintiffs are being deprived the full value of their retirement benefit.

413. As the Revenue Sharing Payments are derived from Plaintiffs' investments and are revenue to Defendant John Hancock (U.S.A.), Defendant John Hancock (U.S.A.) should have remitted the Revenue Sharing Payments to Plaintiffs.

414. Receipt of the Revenue Sharing Payments by Defendant John Hancock (U.S.A.) (A) was a breach of fiduciary duty pursuant to ERISA §404, 29 U.S.C. §1104, and (B) constituted prohibited transactions pursuant to ERISA §406, 29 U.S.C. §1106.

4. The Selection Of The Money Market Trust, Which is A Fund/Portfolio That Is In The JHT, By Defendant John Hancock (U.S.A.) As The Plaintiffs' Money Market Investment Option Was A Breach of Fiduciary Duty Under ERISA

415. Sometime prior to June 25, 2007, Defendant John Hancock (U.S.A.) selected the

Money Market Trust fund that is contained in the JHT, and has a "ticker symbol" of JHOXX, (the "JHT-Money Market Trust") as the money market fund offered to the Plaintiff Plans (including any Plaintiff Plan which has the Example Plan Investment Menu). As of the filing of this Second Amended Class Action Complaint, on information and belief, it continues to be offered to the Plaintiffs as their money market investment option.

416. On June 25, 2007, Defendant John Hancock Investment Management Services, a subsidiary of Defendant John Hancock (U.S.A.) as well as the adviser to the JHT-Money Market Trust, was found by the SEC to have engaged in a scheme of fraud or deceit with respect to the fees it charged funds (including funds/portfolios within the JHT) that serve as the underlying investment to variable annuity products. Defendant John Hancock Distributors, the distributor to the JHT-Money Market Trust, was also cited in connection with that scheme. As Defendant John Hancock Investment Management Services is a subsidiary of Defendant John Hancock (U.S.A.), Defendant John Hancock (U.S.A.) knew, or should have known, of this violation.

417. After the SEC cited Defendant John Hancock Investment Management Services, on June 25, 2007, for engaging in a scheme of fraud or deceit with respect to the fees it charged funds that serve as the underlying investment to variable annuity products, Defendant John Hancock (U.S.A.) continued to retain the JHT-Money Market Trust (which was advised by Defendant John Hancock Investment Management Services) as the money market fund offered to the Plaintiff Plans.

418. Money market funds by their nature are a purely administrative product. As such there is very little difference in the security selection, and returns are strongly correlated to the fees charged. Therefore, identifying the money market fund with the least amount of fees should

have been the primary goal of Defendant John Hancock (U.S.A.), as those funds tend to have superior performance.

419. Had Defendant John Hancock (U.S.A.) been complying with its ERISA fiduciary obligations, it would not have selected the JHT-Money Market Trust, whose adviser was cited for a scheme of fraud or deceit for charging funds improper fees, and instead selected a money market fund that charged lower fees and performed better as the money market option for the Plaintiff Plans.

420. Upon observing its inferior returns coupled with high fees, Defendant John Hancock (U.S.A.) should have replaced the JHT-Money Market Trust with a different money market fund.

421. By selecting the JHT-Money Market Trust as the money market fund for the Plaintiff Plans, and continuing to use it as the money market fund for the Plaintiff Plans in light of its performance and high fees, Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404, 29 U.S.C. §1104.

XI. DEFENDANT JOHN HANCOCK (U.S.A.) CHARGED THE CONTRACTHOLDERS CLASS FEES, IN CONNECTION WITH ITS JH VARIABLE ANNUITY CONTRACTS, THAT VIOLATED ICA §26(f), 15 U.S.C. §80a-26(f), AND THEREFORE, PURSUANT TO ICA §47(b), 15 U.S.C. §80-46(b), THE CONTRACTHOLDERS CLASS IS ENTITLED TO RESCISSION OF THE PROVISIONS OF SUCH CONTRACTS THAT AUTHORIZED THOSE IMPROPER FEES

422. The funds/portfolios within the JHT are used as the underlying investments for Defendant John Hancock (U.S.A.)'s group and individual annuity contracts.

423. For all of the funds/portfolios within the JHT, Defendant John Hancock Investment Management Services acted as the adviser (with the exception of the American Series

Funds).

424. Defendant, John Hancock (U.S.A.) stated to the SEC that "shares of JHT are offered only to registered separate accounts of...[Defendant John Hancock (U.S.A.)]...as the underlying investment vehicles of variable life insurance and variable annuity contracts...issued by...[Defendant John Hancock (U.S.A.)]."

425. Where a contract violates, in whole or part, a provision of the ICA, 15 U.S.C. §80a-1 et seq., it is unenforceable. ICA §47(b), 15 U.S.C. §80a-46(b).

426. Under ICA §47(b), 15 U.S.C. §80a-46(b), any party to such unlawful contract, or non-party that has acquired a right under such unlawful contract, has an express right to bring an action for equitable relief, including rescission of that contract, or its unlawful portions, and restitution. This statute also authorizes recovery against any person or entity that has been unjustly enriched by such unlawful contract.

427. It is a violation of the ICA §26(f)(2), 15 U.S.C. § 80a-26(f)(2), "for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell any such contract- (A) unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company...."

428. For purposes of determining whether a violation of ICA §26(f)(2), 15 U.S.C. § 80a-26(f)(2), has occurred, " the fees and charges deducted under the contract shall include all fees and charges imposed for any purpose and in any manner." ICA §26(f)(3), 15 U.S.C. § 80a-26(f)(3).

429. Plaintiff Santomenno, through the Plaintiff Plan in which she was a participant,

(A) is/was a party to a JH Variable Annuity Contract (specifically the group annuity contract associated with the Plaintiff Plan in which she is a participant) or (B) are a non party that acquired rights under the specific JH Variable Annuity Contract described in (A), and, as stated above, is a member of the "Contractholders Class."

430. All members of the Contractholders Class were charged fees by Defendant John Hancock (U.S.A.) on any investment (whether directly or indirectly) into an investment fund/portfolio in the JHT that were: (A) unreasonable in relation to the services rendered, (B) unreasonable in relation to the expenses incurred and (C) unreasonable in connection with the risks that Defendant John Hancock (U.S.A.) assumed in connection with the JH Variable Annuity Contracts.

431. With respect to all of the subadvised funds/portfolios within the JHT (as explained above), the subadviser rendered all of the investment advisory/management services at its own expense. Defendant John Hancock Investment Management Services, rendered no investment advisory/management services, but still retained an investment advisory/management fee (and in many cases that fee was significant). This improper and excessive fee retained by Defendant John Hancock Investment Management Services, with respect to each subadvised fund/portfolio within the JHT, as explained above, is referred to as the Excessive JHT Investment Advisory/Management Fees.

432. Members of the Contractholders Class that are/were parties to, or non-parties that have acquired rights under, a Defendant John Hancock (U.S.A.) group variable annuity contact, this sub-set of the Contractholders Class is hereinafter referred to as the "Contractholders Class-Group Annuity Sub-Class," (this sub-class includes Plaintiff Santomenno) were also (as

explained above) charged the improper Sales and Service Fees by Defendant John Hancock (U.S.A.). These fees were charged on investments where the underlying fund/portfolio was contained in the JHT. The Sales and Service Fees should not have been charged to this sub-class and were improper because (as explained above): (A) the Sales and Service Fees should have been equal to the underlying fund's/portfolio's 12b-1 fees because it was charged for the same type of service contemplated by the 12b-1 fees, (B) the appropriate 12b-1 fee for members of the Contractholders Class-Group Annuity Sub-Class, given the nature of their investments (retirement monies through a 401(k) that were pooled together with other large pools of assets), was zero, and as the Sales and Service Fees where charged for the same type of service contemplated by the 12b-1 fees, they should have also been set to zero, (C) the Sales and Service Fees were duplicative of the underlying funds/portfolios 12b-1 fees since the board of the JHT approved the funds'/portfolios' 12b-1 fees for the purpose of distributing the Sub-Account units and (D) while the Sales and Service Fee were represented to Plaintiffs as being used for distribution and marketing, they were never actually used for that purpose but rather were retained by Defendant John Hancock (U.S.A.) as revenue.

433. Members of the Contractholders Class-Group Annuity Sub-Class (this sub-class includes Plaintiff Santomenno) were also charged improper 12b-1 fees on account of their investments into funds/portfolios within the JHT. Almost all of the funds/portfolios within the JHT charged a 12b-1 fee equal to at least .05%. Charging members of this sub-class 12b-1 fees on account of their investments (retirement monies through a 401(k) that were pooled together with other large pools of assets) into the funds/portfolios of the JHT was improper because (as explained above), given the nature of their investments, the 12b-1 fee, if it had been set as a

result of an arm's length negotiation, would have been equal to zero.

434. The funds/portfolios within the JHT are the underlying investment vehicles of the JH Variable Annuity Contracts. These contracts were funded by registered separate accounts. Therefore, Defendant John Hancock (U.S.A.) charged members of the Contractholders Class the Excessive JHT Investment Advisory/Management Fees and also charged members of the Contractholders Class-Group Annuity Sub-Class the Sales and Service Fees and the 12b-1 fees, with respect to their investments into the funds/portfolios within the JHT.

435. The Excessive JHT Investment Advisory/Management Fees, which Defendant John Hancock (U.S.A.) charged to members of the Contractholders Class, and then remitted to its subsidiary Defendant John Hancock Investment Management Services, were in violation of ICA §26(f), 15 U.S.C. §80a-26(f), for the following reasons:

a. According to the JHT N-1A filings dated April 24, 2008, April 30, 2009, February 22, 2010 and April 28, 2010, Defendant John Hancock Investment Management Services did not provide any investment advisory/management services for the Excessive JHT Investment Advisory/Management Fees it received; rather, the subadvisers to the funds/portfolios within the JHT rendered all of the investment advisory/management services at their own expense. Therefore, the Excessive JHT Investment Advisory/Management Fees were unreasonable in relation to the investment advisory/management services (none) rendered by Defendant John Hancock Investment Management Services on behalf of the subadvised funds/portfolios within the JHT and thus the fees and charges deducted under the annuity contracts which members of the Contractholders Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

b. The fee charged by the subadviser for each of the subadvised funds/portfolios within the JHT represented the fees necessary to render all of the investment advisory/management services for each of the subadvised funds/portfolios within the JHT. These subadvisory agreements were allegedly the product of an arm's length negotiation. The Excessive JHT Investment Advisory/Management Fees for each subadvised fund/portfolio within the JHT, in all cases, therefore exceeds the fees that an entity could charge if such fee were negotiated through an arm's length negotiation, for providing all of the investment advisory/management services to the funds/portfolios within the JHT. Therefore, the Excessive JHT

Investment Advisory/Management Fees were unreasonable in relation to the services rendered and thus the fees and charges deducted under the annuity contracts which members of the Contractholders Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

c. According to the JHT N-1A filings dated April 24, 2008, April 30, 2009, February 22, 2010 and April 28, 2010, all of the expenses associated with providing the investment advisory/management services were borne by the subadvisers to each of the subadvised funds/portfolios within the JHT. As Defendant John Hancock Investment Management Services was not incurring any investment advisory/management expenses, the full amount of the Excessive JHT Investment Advisory/Management Fees for each of the subadvised funds/portfolios within the JHT were all profit to it and its parent, Defendant John Hancock (U.S.A.)[11], and was a profit that was incurred for providing no investment advisory/management services. Therefore, the Excessive JHT Investment Advisory/Management Fees were unreasonable in relation to the investment advisory/management expenses (none) that Defendant John Hancock Investment Management Services incurred in connection with the subadvised funds/portfolios within the JHT and thus the fees and charges deducted under the annuity contracts which members of the Contractholders Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

d. Defendant John Hancock (U.S.A.) was not assuming any risk in connection with its receipt of the Excessive JHT Investment Advisory/Management Fees. These fees were simply paid to its subsidiary Defendant John Hancock Investment Management Services and resulted in a profit to both entities. In the event that members of the Contractholders Class wanted some form of guarantee on their investments into a fund/portfolio of the JHT (which would have resulted in the assumption of a risk on the part of Defendant John Hancock (U.S.A.)), on information and belief, all of the JH Variable Annuity Contracts required the payment of a fee in addition to the Excessive JHT Investment Advisory/Management Fees. Therefore, the receipt of the Excessive JHT Investment Advisory/Management Fees, with respect to each subadvised fund/portfolio in the JHT, were unreasonable in relation to the risks assumed by Defendant John Hancock (U.S.A.) and thus the fees and charges deducted under the annuity contracts which members of the Contractholders Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

---

[11] According to Defense Exhibit I, page 929, "JHIMS LLC [Defendant John Hancock Investment Management Services] is our affiliate [Defendant John Hancock (U.S.A.] and we indirectly benefit from any investment management fees JHIMS LLC retains."

436. On information and belief the practices summarized in the sub-sections of the preceding paragraph have been ongoing for the entire time period applicable to members of the Contractholders Class' claims.

437. The Sales and Service Fees associated with the investments where the underlying fund/portfolio was contained in the JHT, which Defendant John Hancock (U.S.A.) charged to members of the Contractholders Class-Group Annuity Sub-Class, were in violation of ICA §26(f), 15 U.S.C. §80a-26(f), for the following reasons:

a. Defendant John Hancock (U.S.A.) disclosed to members of the Contractholders Class-Group Annuity Sub-Class that the Sales and Service Fees charged on Sub-Accounts where the underlying investment was a fund/portfolio in the JHT would be used for distribution and marketing of the associated Sub-Accounts. In contradiction to this disclosure, Defendant John Hancock (U.S.A.) retained the Sales and Services Fees as revenue rather than using these fees to pay for any services. As no services were rendered for the Sales and Service Fees, these fees were unreasonable in relation to the services rendered and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

b. According to Defendant John Hancock (U.S.A.), the Sales and Service Fees charged on Sub-Accounts where the underlying funds/portfolios were contained in the JHT, were to be used for distribution and marketing of the Sub-Accounts units. This fee should have been equal to the appropriate 12b-1 fee of the underlying funds/portfolios. The Sales and Service Fees, unlike 12b-1 fees, are set without board oversight acting in a fiduciary capacity. Given the nature of the members of the Contractholders Class-Group Annuity Sub-Class investments (retirement monies through a 401(k) that were pooled together with other large pools of assets prior to depositing the investment in the underlying fund/portfolio), the open market would not have supported a 12b-1 fee on their investments into the funds/portfolios within the JHT. Thus, as the 12b-1 fees should have been equal to zero, the corresponding Sales and Services Fees should have also equaled zero. As the Sales and Service Fees exceeded what the open market would have commanded on members of the Contractholders Class-Group Annuity Sub-Class' investments into funds/portfolios within the JHT, the Sales and Service Fees were unreasonable in relation to the services rendered and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

c. Defendant John Hancock (U.S.A.) disclosed to members of the Contractholders Class-Group Annuity Sub-Class that the Sales and Service Fees charged on Sub-Accounts, where the underlying investment was a fund/portfolio in the JHT, would be used for distribution and marketing of the associated Sub-Accounts. Contrary to this disclosure, Defendant John Hancock (U.S.A.) retained the Sales and Services Fees as revenue rather than using these fees to pay for any services. As no services were rendered for the Sales and Service Fees, no expenses were incurred. Therefore the Sales and Service fees were unreasonable in relation to the expenses incurred and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

d. Defendant John Hancock (U.S.A.) was not assuming any risk in connection with its receipt of the Sales and Service Fees, it retained these fees as revenue. As no risks were assumed by Defendant John Hancock (U.S.A.) in connection with its receipt of the Sales and Service Fees, these fees were unreasonable in relation to the risks assumed by it and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

438. On information and belief the practices summarized in the sub-sections of the preceding paragraph have been ongoing for the entire time period applicable to the Contractholders Class-Group Annuity Sub-Class' claims.

439. The 12b-1 fees that Defendant John Hancock (U.S.A.) permitted to be charged to members of the Contractholders Class-Group Annuity Sub-Class on their investments through the Plaintiff Plans where the underlying investment was a fund/portfolio in the JHT, by its subsidiary Defendant John Hancock Investment Management Services, which, were ultimately remitted back to Defendant John Hancock (U.S.A.) or its affiliates, were in violation of ICA §26(f), 15 <u>U.S.C.</u> §80a-26(f), for the following reasons:

a. Given the nature of members of the Contractholders Class-Group Annuity Sub-Class investments (retirement monies through a 401(k) that were pooled together with other large pools of assets), based on a comparison of the 12b-1 fees charged by comparable funds receiving the same type of investments, it was inappropriate to charge a 12b-1 fee to members of this sub-class on their investments through a Plaintiff Plan where the underlying investment was a fund/portfolio within the JHT. If the 12b-1 fees with respect to the funds/portfolios in the JHT were set through the product of an arm's length negotiations, they would have equaled zero. On information and belief, these 12b-1 fees were paid to Defendant John Hancock (U.S.A.) or its affiliates, through the entire time period applicable to this sub-class' claims since, according to the JHT N-1A filing on April 30, 2009: "Currently, all such payments [the 12b-1 fees derived from investments into funds/portfolios within the JHT] are made to insurance companies affiliated with the Adviser [Defendant John Hancock Investment Management Services] and Distributor [Defendant John Hancock Distributors]. However, payments may be made to non-affiliated insurance companies in the future." As an arm's length negotiation would have resulted in no 12b-1 fees being charged to members of the Contractholders Class-Group Annuity Sub-Class, the services contemplated by these 12b-1 fees were either (A) not necessary or (B) could have been accomplished in the open market without the charging of 12b-1 fees, and thus these fees were unreasonable in relation to the services rendered. Therefore, the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

b. As the charging of 12b-1 fees to members of the Contractholders Class-Group Annuity Sub-Class on their investments into funds/portfolios in the JHT was inappropriate, similarly, any expenses incurred in connection with these services were also inappropriate and unreasonable, and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

c. No risks were assumed by Defendant John Hancock (U.S.A.) in connection with allowing members of the Contractholders Class-Group Annuity Sub-Class to be charged 12b-1 fees and nor were any risks assumed when these fees were ultimately remitted back to Defendant John Hancock (U.S.A.) or its affiliates. As no risks were assumed in connection with the charging and retention of the 12b-1 fees by Defendant John Hancock (U.S.A.), these 12b-1 fees were unreasonable in relation to the risks assumed by it, and thus the fees and charges deducted to the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

440. On information and belief the practices summarized in the sub-sections of

the preceding paragraph have been ongoing for the entire time period applicable to the Contractholders Class-Group Annuity Sub-Class' claims.

441. Since (A) the Excessive JHT Investment Advisory/Management Fees are in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), (B) are charged pursuant to a JH Variable Annuity Contract and (C) the members of the Contractholders Class are/were either parties to a JH Variable Annuity Contract, or non-parties that acquired rights under a JH Variable Annuity Contract, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), the members of the Contractholders Class are entitled to rescission of any JH Variable Annuity Contract, or portion thereof, in an amount equal to the value of the Excessive JHT Investment Advisory/Management Fees that they paid.

442. Since (A) the Sales and Service Fees, where the underlying investment was in a fund/portfolio in the JHT, and the 12b-1 fees charged on investments in funds/portfolios within the JHT, were in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), (B) the Sales and Service Fees and 12b-1 fees were charged pursuant to a JH Variable Annuity Contract and (C) the members of the Contractholders Class-Group Annuity Sub-Class are/were either parties to a JH Variable Annuity Contract, or non-parties that acquired rights under a JH Variable Annuity Contract, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), the members of the Contractholders Class-Group Annuity Sub-Class are entitled to rescission of any JH Variable Annuity Contract, or portion thereof, in amount equal to the value of the Sales and Service Fees and the 12b-1 fees that they paid.

443. For all JH Variable Annuity Contracts rescinded on the basis of their unlawfulness under ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), the members of the Contractholders Class

(including members of the Contractholders Class-Group Annuity Sub-Class) seek restitution pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), against Defendant John Hancock (U.S.A.), which was unjustly enriched through its collection of unreasonable fees and charges deducted under void provisions of the JH Variable Annuity Contracts.

444. Pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), members of the Contracholders Class (including the Contractholders Class-Group Annuity Sub-Class) are entitled to have the value of the JH Variable Annuity Contracts restored, to the amount such contracts would be worth, but for the imposition of the unreasonable fees and charges collected by Defendant John Hancock (U.S.A.) (or with respect to the 12b-1 fees, its subsidiary Defendant John Hancock Investment Management Services) under the JH Variable Annuity Contracts, in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2).

XII. CLASS ALLEGATIONS FOR CLAIMS (A) ARISING UNDER ERISA CLAIMS AND (B) FOR VIOLATION OF ICA 26(f), 15 U.S.C. 80a-26(f).

445. Plaintiffs Santomenno, K. Poley and B. Poley brings this action individually and on behalf of ERISA covered employee benefit plans, the Plaintiff Plans, that held, or continue to hold, group annuity contracts with Defendant John Hancock (U.S.A.) and on behalf of the participants and beneficiaries of all such ERISA covered employee benefit plans (i.e., the Plaintiff Participants). The Class period for each ERISA claim begins on the earliest date on which each such claim would be timely.

446. Plaintiff Santomenno also bring this action individually and on behalf of any person that was a party to, or non-party that acquired rights under, a group or individual annuity contract issued/sold by Defendant John Hancock (U.S.A.) where the underlying investment was in any of the funds/portfolios of the JHT (i.e., the Contractholders Class and the Contractholders

Class-Group Annuity Sub-Class). While this Class (and its sub-class) may include some of the members of the Class described in the preceding paragraph, it is separate from that Class. The Class period for each these claims begin on the earliest date on which each such claim would be timely.

447. Excluded from the Classes are Defendants, any entity in which Defendants have a controlling interest, and Defendants' officers, directors, affiliates, legal representatives, co-conspirators, successors, subsidiaries, and assigns. Also excluded from the Classes are any judge, justice or judicial officer presiding over this matter and the members of their judicial staff.

448. Based upon Defendant John Hancock (U.S.A.)'s advertising, it is believed that the proposed Classes are so numerous that individual joinder of all of their members would be impracticable. The total number of Class members, of each Class, is believed to be at least 200 individuals.

449. There are questions of law and fact common to the Class described in paragraph 445, among them the following:

a. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA by virtue of its right to change the funds that underlie the Investment Options;

b. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA by virtue of its role in investment management;

c. Was Defendant John Hancock (U.S.A) a fiduciary under ERISA by virtue of its rendering of investment advice;

d. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA 401(c)(5)(B), 29 U.S.C. 1101(c)(5)(B);

e. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA pursuant to 29 C.F.R. 2550.401c-1(d)(2)(c);

f. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA because it has control over group insurance contracts purchased by employee benefit plans;

g. Was Defendant John Hancock (U.S.A.) a fiduciary under ERISA by negotiating/extracting revenue sharing payments that are derived from Plaintiffs investments;

h. Whether Defendant John Hancock (U.S.A.) violated its fiduciary duties pursuant to ERISA §§404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by charging the Sales and Service Fees;

i. Whether Defendant John Hancock (U.S.A.) violated its fiduciary duties pursuant to ERISA §§404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by subjecting Plaintiffs to 12b-1 fees;

j. Whether Defendant John Hancock (U.S.A.) violated its fiduciary duties pursuant to ERISA §404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by subjecting Plaintiffs to the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory Management Fees, and similarly, whether Defendant John Hancock (U.S.A.) violated its fiduciary duties pursuant to ERISA §404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), through the charging to Plaintiffs of any investment advisory, investment management or similar fees by Defendant John Hancock Investment Management Services;

k. Whether Defendant John Hancock (U.S.A.) engaged in prohibited transactions as prescribed by ERISA §406, 29 U.S.C. §1106;

l. Whether Defendants John Hancock Investment Management Services, John Hancock Funds and John Hancock Distributors are also liable to Plaintiffs on account of prohibited transactions on the part of Defendant John Hancock (U.S.A.);

m. Whether Defendant John Hancock (U.S.A.) violated its fiduciary duties pursuant to ERISA §§404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by investing in the retail, rather than the institutional class of independent funds;

n. Whether Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §§404(a)(1)(A) and (B), 29 U.S.C. §§1104(a)(1)(A) and (B), by selecting the JHT-Money Market Trust as the money market investment option to offer to the Plaintiff Plans; and

o. Whether Defendant John Hancock (U.S.A.) employed the requisite level of care, skill prudence and diligence, or violated its fiduciary duties pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), when it selected investment funds/portfolios that were advised by its subsidiary, which was previously cited by the SEC, to underlie many of the investment options available to Plaintiffs.

450. There are questions of law and fact common to the Class described in paragraph 446, among them the following:

a. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), by charging members of the Contractholders Class the Excessive JHT Investment Advisory/Management Fees on account of their investments in any subadvised fund/portfolio within the JHT, when, Defendant John Hancock Investment Management Services, the entity to whom these fees were remitted to by Defendant John Hancock (U.S.A.), rendered no investment management services for these fees;

b. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), by charging members of the Contractholders Class the Excessive JHT Investment Advisory/Management Fees on account of their investments in any subadvised fund/portfolio of the JHT, when, Defendant John Hancock Investment Management Services, the entity to whom these fees were remitted to by Defendant John Hancock (U.S.A.), incurred no expenses for rendering any investment management services;

c. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), by charging members of the Contractholders Class the Excessive JHT Investment Advisory/Management Fees when it undertook no risk in connection with the charging of such fees;

d. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), by charging members of the Contractholders-Group Annuity Sub-Class the Sales Services Fees and 12b-1 fees on any investments into any fund/portfolio within the JHT when no services were rendered for these fees;

e. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), by charging members of the Contractholders Class-Group Annuity Sub-Class the Sales and Service Fees and 12b-1 fees on any investments into any fund/portfolio within the JHT when no expenses were incurred (or with respect to the 12b-1 fees the expenses were inappropriate) for these alleged services; and

f. Whether Defendant John Hancock (U.S.A.) violated ICA §26(f), 15 U.S.C. §80a-26(f), by charging members of the Contractholders Class-Group Annuity Sub-Class the Sales and Service Fees and 12b-1 fees when Defendant John Hancock (U.S.A.) undertook no risk in connection with the charging of such fees.

451. The claims and defenses of the representative parties are typical of the claims and defenses of each of the Classes. The representative parties have no interests that are antagonistic to the claims of the Classes, and understands that this matter cannot be settled without the Court's approval.

452. The representative parties will fairly and adequately protect the interests of the Classes, and are committed to a vigorous prosecution of this case.

453. The prosecution of separate actions by individual members of each Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Classes that would establish incompatible standards of conduct for the Defendants.

454. The parties opposing the Classes have acted on grounds generally applicable to each Class thereby making appropriate final injunctive relief or corresponding declaratory relief.

455. The questions of law or fact common to the members of each of the Classes predominate over any questions affecting only individual members and a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

456. The Defendants were obligated to treat the members of each Class similarly under ERISA and the ICA respectively. Individual proceedings, therefore, would pose the risk of inconsistent adjudications.

457. Since the damages suffered by each member of the Classes may be relatively

small, the expense and burden of individual litigation makes it impractical for class members to separately seek redress.

458. The Classes suffered, and will continue to suffer, harm as a result of Defendants' conduct.

459. A class action is superior to other available methods for the fair and efficient adjudication of the present controversy. Individual joinder of all members of each of the Classes is impractical.

460. Even if the individual members of each Class had the resources to pursue individual litigation, it would be unduly burdensome to the courts in which the individual litigations would proceed.

461. Individual litigation magnifies the delay and expense to all parties in the court system of resolving the controversies engendered by Defendants' common course of conduct.

462. The class action device allows a single court to provide the benefits of unitary adjudication, judicial economy, and the fair and equitable handling of all claims of the members of each Class.

463. Conducting this action as a class action conserves the resources of the parties and of the judicial system, and protects the rights of the individual members of each Class. For many, if not most, of the members of each Class, a class action is the only feasible mechanism that allows them an opportunity for legal redress and justice.

464. Each Class may be certified under Fed. R. Civ. P. 23(b).

A. Fed. R. Civ. P. 23(b)(1).

1. The Class described in paragraph 445 brings this action as an ERISA breach of fiduciary duty action and one alleging prohibited

transactions under ERISA, and thus is a classic 23(b)(1) class action. Prosecution of separate actions by individual members of this Class would create the risk of (A) inconsistent or varying adjudications with respect to individual members of this Class that would establish incompatible standards of conduct for the defendant opposing this Class, or (B) adjudications with respect to individual members of this Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudication or substantially impair or impede their ability to protect their interests.

2. The Class described in paragraph 446 brings this action under ICA §47, 15 U.S.C. §80a-46, for rescission of the portions of contracts issued by Defendant John Hancock (U.S.A.) that violate ICA §26(f), 16 U.S.C. §80a-26(f), for charging improper fees, and thus is a classic 23(b)(1) class action. Prosecution of separate actions by individual members of this Class (and the sub-class) would create the risk of (A) inconsistent or varying adjudications with respect to individual members of this Class (and the sub-class) that would establish incompatible standards of conduct for the defendant opposing this Class (and the sub-class), or (B) adjudications with respect to individual members of this Class (and the sub-class) that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudication or substantially impair or impede their ability to protect their interests.

B. Fed. R. Civ. P. 23(b)(2). This action is suitable as a class action, with respect to both Classes, under 23(b)(2) because the Defendants have acted or refused to act on grounds generally applicable to each Class as a whole, thereby making appropriate final injunctive, declaratory or other appropriate equitable relief with respect to each Class.

C. Fed. R. Civ. P 23(b)(3). This action is suitable to proceed as a class action, with respect to both Classes, under 23(b)(3) because questions of law and fact common to the members of both Classes predominate over individual questions, and a class action is superior to other available methods for the fair and efficient adjudication of this controversy. Given the nature of the allegations, no class member of each Class has an interest in individually controlling the prosecution of this matter, and Plaintiffs are aware of no difficulties likely to be encountered in the management of this matter as a class action.

XIII. DERIVATIVE ALLEGATION FOR CLAIM PURSUANT TO ICA §36(b), 15 U.S.C. §80a-35(b)

465. Plaintiff Santomenno also brings this action, derivatively, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the JHT and the JHFII to recover the total value of all of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees, respectively, attributable to each of these open end investment management companies.

466. Plaintiffs B. Poley and K. Poley also bring this action, derivatively, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), on behalf of the JHFII to recover the total value of all of the Excessive JHFII Investment Advisory/Management Fees attributable this open end investment management company.

XIV. CLAIMS FOR RELIEF

ERISA CLAIMS FOR RELIEF

COUNT I

Breach Of Fiduciary Duties By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§ 404(a)(1)(A)(i) And (ii) And (B), 29 U.S.C. §§1104(a)(1)(A)(i) And (ii) And (B), And Commission Of Prohibited Transactions By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§406(b)(1) And (3), 29 U.S.C. §§1106(b)(1) And (3), For Charging The Plaintiff Plans And The Plaintiff Participants The Excessive Sales and Service Fees On Their Investments Into The Sub-Accounts Where The Underlying Investment Was For A John Hancock Fund/Portfolio Contained In The JHT, The JHFII And The JHFIII.

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. Pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), a fiduciary must discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plans' participants and beneficiaries.

4. Pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), a fiduciary must discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses of administering such plans.

5. Pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), a fiduciary must discharge its duties with respect to the plans for which it serves as a fiduciary solely in the

interest of such plans' participants and beneficiaries and with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character with like aims.

6. ERISA §406(b)(1), 29 U.S.C. §1106(b)(1), prohibits a fiduciary with respect to a plan from dealing with the assets of the plan in its own interest or for its own account. ERISA §406(b)(3), 29 U.S.C. §1106(b)(3), prohibits a fiduciary from receiving any consideration from any party dealing with such plan in connection with a transaction involving assets of the plan.

7. As set forth in Section X of this Second Amended Class Action Complaint, Defendant John Hancock (U.S.A.) charged improper and excessive Sales and Service Fees with respect to Plaintiffs' investments into Sub-Accounts where the underlying investment was a fund/portfolio contained in the JHT, the JHFII and the JHFIII. Defendants informed Plaintiffs that these fees were paid to external service providers for the distribution and marketing of the Sub-Account units. However, contrary to this disclosure, Defendant John Hancock (U.S.A.) has also stated that these fees were retained by Defendant John Hancock (U.S.A.) as revenue.

8. The receipt of the excessive Sales and Service Fees by Defendant John Hancock (U.S.A.) was a breach of fiduciary duty on the part of this Defendant pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plans' participants and beneficiaries, because, such payment exceeded the 12b-1 fee that was already being charged to Plaintiffs by the underlying funds/portfolios in the JHT, the JHFII and the

JHFIII, which in almost all cases equaled .05%, for the distribution and marketing of the units of the Sub-Account, and such fee did not result in the provision of any additional services benefitting the Plaintiff Plans or the Plaintiff Participants.

9. The receipt of the excessive Sales and Service Fees by Defendant John Hancock (U.S.A.) was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses. Assuming the underlying funds'/portfolios', in the JHT, the JHFII and the JHFIII, 12b-1 fees were not set at an excessive rate, the appropriate fee for marketing and distributing the units of the Sub-Account is the amount of those 12b-1 fees, which was, in almost all cases, equal to .05%. This 12b-1 fee, charged by all of the funds/portfolios in the JHT, the JHFII and the JHFIII, that underlie the Sub-Accounts, was approved by the boards' of such funds/portfolios to fund the distribution scheme of the overlaying Sub-Accounts' units. Therefore, by charging Plaintiffs an additional Sales and Service Fee for marketing and distribution of the units of the Sub-Accounts, Defendant John Hancock (U.S.A.) breached its fiduciary duty by not acting with the exclusive purpose of defraying reasonable expenses in the administration of the Plaintiff Plans.

10. Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), by charging Plaintiffs Sales and Service Fees for the distribution and marketing of the Sub-Accounts' units, because a prudent fiduciary would have ensured that the Plaintiff Plans and the Plaintiff Participants only paid a fee for the marketing and distribution of the Sub-Accounts' units that was equal to the underlying funds'/portfolios' 12b-1

fee, which in almost all cases was equal to .05%.

11. The receipt of the Sales and Service Fees by Defendant John Hancock (U.S.A) constituted prohibited transactions pursuant to ERISA §§406(b)(1) and (3), 29 U.S.C. §§1106(b)(1) and (3), because (A) such fees were assets of the Plaintiff Plans, (B) such fees were not returned to the Plaintiff Plans and/or the Plaintiff Participants and (C) Defendant John Hancock (U.S.A.) in assessing these fees was exercising authority and control such that it caused the Plaintiff Plans and the Plaintiff Participants to pay it fees and/or compensation.

12. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the Department of Labor ("DOL") pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

13. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and its commission of prohibited transactions pursuant to ERISA §§406(b)(1) and (3), 29 U.S.C. §§1106(b)(1) and (3), the Plaintiffs were denied the full value of their retirement benefits.

14. Pursuant to ERISA §§409 and 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the excessive Sales and Service fees that they were charged on account of their investments into Sub-Accounts where the underlying investment was for a John Hancock fund/portfolio contained in the JHT, the JHFII and the JHFIII.

COUNT II
Breach Of Fiduciary Duties By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§ 404(a)(1)(A)(i) And (ii) And (B), 29 U.S.C. §§1104(a)(1)(A)(i) And (ii) And (B), And Commission Of Prohibited Transactions By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§406(b)(1) And (3), 29 U.S.C. §§1106(b)(1) And (3), For Charging The Plaintiff Plans And The Plaintiff Participants The Excessive Sales And Service Fees On Their Investments Into The Sub-Accounts Where The Underlying Investment Was For A Fund Independent Of John Hancock

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. As set forth in Section X of this Second Amended Class Action Complaint, Defendant John Hancock (U.S.A.) charged improper and excessive Sales and Service Fees, with respect to the Plaintiffs' investments into Sub-Accounts where the underlying investment was for a fund independent of John Hancock.

4. The receipt/charging of the excessive Sales and Service Fees with respect to Plaintiffs' investments into Sub-Accounts where the underlying fund was independent of John Hancock was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plans' participants and beneficiaries, because such payment was in addition to the underlying independent funds' 12b-1 fees (fees that Plaintiffs paid in addition to the Sales and Service Fees) and if Defendant John Hancock (U.S.A.) believed that it was entitled to any distribution payments on account of

distributing the independent funds' shares through its group annuity contracts, it should have used its stature as a large investor to negotiate with the advisers to the independent funds so that they remit to Defendant John Hancock (U.S.A.) a portion of the 12b-1 fees that Plaintiffs paid to the independent fund on account of their investments, rather than charging Plaintiffs an additional and separate distribution fee.

5. The receipt/charging of the excessive Sales and Service Fees with respect to Plaintiffs investments into independent funds was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses. All of the independent funds that underlie the Sub-Accounts charged Plaintiffs a 12b-1 fee. This 12b-1 fee was the fee that was set by the independent adviser to these independent funds and approved by each funds' board in a fiduciary capacity as the fee that was necessary to compensate parties for the marketing and distribution of the shares of these funds. By Defendant John Hancock (U.S.A.) charging Plaintiffs an additional Sales and Service Fee, rather than negotiating with the advisers to these independent funds that they be compensated for their distribution efforts through such funds' 12b-1 fees, Defendant John Hancock (U.S.A.) breached its fiduciary duties by not acting with the exclusive purpose of defraying reasonable expenses in the administration of the Plaintiff Plans.

6. The receipt/charging of the excessive Sales and Service Fees with respect to Plaintiffs' investments into independent funds was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), because a prudent fiduciary would have ensured that the Plaintiffs only paid one marketing and distribution fee and such fee would have been equal to

the 12b-1 fee associated with the appropriate share class that should have underlay the applicable Sub-Account.

7. The receipt/charging of the excessive Sales and Service Fees with respect to Plaintiffs' investments into independent funds constitutes prohibited transactions pursuant to ERISA §406(b)(1) and (3), 29 U.S.C. §1106(b)(1) and (3), because (A) such fees were assets of the Plaintiff Plans, (B) such fees were not returned to the Plaintiff Plans and/or the Plaintiff Participants and (C) Defendant John Hancock (U.S.A.) in assessing such fees was exercising authority and control such that it caused the Plaintiff Plans and the Plaintiff Participants to pay it fees and/or compensation.

8. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the DOL pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

9. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and its commission of prohibited transactions pursuant to ERISA §406(b)(1) and (3), 29 U.S.C. §1106(b)(1) and (3), Plaintiffs were denied the full value of their retirement benefits.

10. Pursuant to ERISA §§409 ad 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the excessive Sales and Service Fees that they charged on account of Plaintiffs' investments into independent funds.

COUNT III
Breach Of Fiduciary Duties By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§ 404(a)(1)(A)(i) And (ii) And (B), 29 U.S.C. §§ 1104(a)(1)(A)(i) And(ii) And (B), And The Commission Of Prohibited Transactions Pursuant To ERISA §§406(a)(1)(A) And (D) And (b)(1), (2) And (3), 29 U.S.C. §§1106(a)(1)(A) And (D) And (b)(1), (2) And (3), For Allowing Plaintiffs To Be Charged 12b-1 Fees On Their Investments Into John Hancock Funds/Portfolios In The JHT, The JHFII And The JHFIII; Liability Of Defendants John Hancock Investment Management Services, John Hancock Distributors And John Hancock Funds, Pursuant To ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), For Knowingly Participating In The Fiduciary Violations Of Defendant John Hancock (U.S.A.)

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. ERISA §§ 406(a)(1)(A) and (D), 29 U.S.C. §§ 1106(a)(1)(A) and (D), provides that:

> A fiduciary with respect to a plan shall not cause the plan to engage in a transaction, if he knows or should know that such transaction constitutes a direct or indirect-
>
> (A) sale or exchange, or leasing, of any property between the plan and a party in interest;
>
> *　　*　　*　　*
>
> (D) transfer to, or use by or for the benefit of a party in interest, of any assets of the plan....

4. ERISA § 3(14)(G), 29 U.S.C. § 1002(14)(G) defines a "party in interest" as:

> a corporation, partnership...of which (or in which) 50 percent or more of-
>
> (i) the combined voting power of all classes of stock entitled to vote or the total value of shares of all classes of stock of such corporation,
>
> (ii) the capital interest or profits interest of such partnership, or:

* * *

> is owned directly or indirectly, or held by [a fiduciary to a plan or an entity that provides services to a plan].

5. ERISA §406(b)(2), 29 U.S.C. §1106(b)(2) provides that a fiduciary shall not in his individual or in any other capacity act in any transaction involving the plan on behalf of a party (or represent a party) whose interests are adverse to the interests of the plan or the interests of its participants or beneficiaries. (ERISA §§406(b)(1) and (3), 29 U.S.C. §§1106(b)(1) and (3), are described in Count I as well as Section IV of this Second Amended Class Action Complaint).

6. As set forth in Section X of this Second Amended Class Action Complaint, Plaintiffs were impermissibly charged 12b-1 fees by the underlying investment funds/portfolios that are contained in the JHT, the JHFII and the JHFIII that are used as the underlying investment options with the Plaintiff Plans. As set forth in Section X of this Second Amended Class Action Complaint, Defendant John Hancock Investment Management Services and/or Defendants John Hancock Distributors, John Hancock Funds or Defendant John Hancock (U.S.A.) were the recipients of these 12b-1 fees.

7. Defendants John Hancock Distributors and John Hancock Funds are affiliates of Defendant John Hancock Investment Management Services and Defendant John Hancock Investment Management Services is the direct subsidiary of Defendant John Hancock (U.S.A.).

8. Defendants John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds are parties in interest as defined in ERISA §3(14)(G), 29 U.S.C. §1002(14)(G).

9. As a prudent fiduciary with the stature of Defendant John Hancock (U.S.A.) would have used its stature to negotiate a fee structure with its subsidiary, with respect to the

funds/portfolios in the JHT, the JHFII and the JHFIII that underlie the Sub-Accounts, that eliminated the 12b-1 fees charged by these funds/portfolios, which is a typical characteristic of the share class of a fund that is intended to accept 401(k) monies, Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), by allowing Plaintiffs to be charged 12b-1 fees on account of their investments into funds/portfolios in the JHT, the JHFII and the JHFIII.

10. By failing to negotiate the removal of the improper 12b-1 fees of the funds/portfolios in the JHT, the JHFII and the JHFIII, that were used as the underlying investments to the Plaintiff Plans, Defendant John Hancock (U.S.A.) increased the profitability of its subsidiary (Defendant John Hancock Investment Management Services) and affiliates to such subsidiary. Defendant John Hancock (U.S.A.) therefore breached its fiduciary duties pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), by failing to discharge its duties for the exclusive purpose of providing benefits to the Plaintiff Participants.

11. The failure to negotiate the removal of the 12b-1 fees of the funds/portfolios in the JHT, the JHFII and the JHFIII, that were used as investment options with the Plaintiff Plans, constituted a failure to defray reasonable expenses of the Plaintiff Plans and therefore Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), by not negotiating for the removal of these fees.

12. The receipt of 12b-1 fees by Defendants John Hancock Investment Management Services, John Hancock Distributors, John Hancock Funds or John Hancock (U.S.A.), constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §§406(b)(1), (2) and (3), 29 U.S.C. §§1106(b)(1), (2) and (3), because (A) Defendants John Hancock Distributors and John Hancock Funds are affiliates of Defendant John Hancock

Investment Management Services, which is a subsidiary of Defendant John Hancock (U.S.A.), (B) the 12b-1 fees are assets of the Plaintiff Plans, (C) such fees were not returned to the Plaintiff Plans and/or the Plaintiff Participants and (D) Defendant John Hancock (U.S.A.) by permitting/causing these 12b-1 fees to be charged, was exercising authority and control such that it caused the Plaintiffs to pay it a fee and/or compensation through its subsidiary and/or the affiliates to such subsidiary.

13. The receipt of 12b-1 fees by Defendants John Hancock Investment Management Services, John Hancock Distributors or John Hancock Funds, constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §§406(a)(1)(A) and (D), 29 U.S.C. §1106(a)(1)(A) and (D), because (A) Defendants John Investment Management Services, John Hancock Distributors and John Hancock Funds are parties in interests to the Plaintiff Plans, (B) Defendants John Hancock Investment Management Services', John Hancock Distributors' or John Hancock Funds' receipt of the 12b-1 fees constituted (i) a sale or exchange of the Plaintiff Plans' properties with parties in interest and (iii) the transfer of assets of the Plaintiff Plans to parties in interest, and (C) such fees were not in the form of reasonable compensation and were not used to benefit the Plaintiff Plans or provided to them.

14. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the DOL pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

15. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and the commission of prohibited transactions pursuant to ERISA §§406(a)(1)(A) and (D) and (b)(1), (2) and (3), 29 U.S.C. §§1106(a)(1)(A) and (D) and

(b)(1), (2) and (3), the Plaintiffs were denied the full value of their retirement benefits.

16. Pursuant to ERISA §§409 ad 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the 12b-1 fees they were charged on account of their investments into the funds/portfolios in the JHT, the JHFII and the JHFIII that were used as the underlying investments with the Plaintiff Plans.

17. Pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), Defendants John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds, are liable to the Plaintiff Plans and the Plaintiff Participants for the 12b-1 fees they received by knowingly participating in the ERISA violations described herein of Defendant John Hancock (U.S.A.).

COUNT IV

Breach Of Fiduciary Duties By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§ 404(a)(1)(A)(ii) And (B), 29 U.S.C. §§ 1104(a)(1)(A)(ii) And (B), For Allowing Plaintiffs To Be Charged 12b-1 Fees On Their Investments Into Sub-Accounts Where The Underlying Fund Was Independent Of John Hancock

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. As set forth in Section X of this Second Amended Class Action Complaint and reflected in Table III, with respect to all of the Example Plan Independent Funds (except for the American Century Vista Fund)[12], during all of the time, or a part thereof, that Defendant John Hancock (U.S.A.) has been a fiduciary to the Plaintiff Plans, it invested the Plaintiff Participants' investments, with respect to these independent funds, in the incorrect share class labeled as "Class Chosen by JH"(i.e., the retail share class) in Table III because such share class charged Plaintiffs a 12b-1 fee. Defendant John Hancock (U.S.A.) should have invested Plaintiffs' investments in a separate class of the same fund, labeled in Table III as the "Appropriate Class" (i.e., the institutional share class), which is the class that was designed for, among other things, to accept 401(k) plan monies, and did not charge 12b-1 fees. As the performance charts included in Table III reflect, by investing in the incorrect share class, Defendant John Hancock (U.S.A.) caused Plaintiffs to suffer from inferior returns on their investments.

---

[12] This Count IV is not applicable to Plaintiffs investments into the America Century Vista Fund because, unlike the other independent funds that Defendant John Hancock (U.S.A.) selected for Plaintiffs' investments, it does not appear that it, at any time, charged Plaintiffs a 12b-1 fee.

4. On information and belief, with respect to all or many of the independent funds that Defendant John Hancock (U.S.A.) offered as investment options to any Plaintiff Plan, it engaged in the same practice that it did with respect to the Example Plan Investment Menu in that it invested Plaintiffs' retirement monies in the incorrect underlying share class of the independent fund, which caused Plaintiffs to be charged 12b-1 fees, when the appropriate share class would not have charged Plaintiffs a 12b-1 fee but would have provided the same underlying investment.

5. As a prudent fiduciary with the negotiating power of Defendant John Hancock (U.S.A.), and given the large amounts of money it was directing to the independent funds, would have negotiated with the advisers/sponsors to the independent funds that Plaintiffs' investments be invested in the share class of such funds that did not charge a 12b-1 fee and that provided superior performance, by not taking this action, Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B).

6. As a prudent fiduciary, after passing Plaintiffs' investments through the applicable Sub-Account, would have invested Plaintiffs' investments (since they are retirement monies associated with a 401(k) plan), in the share class of the underlying funds that did not charge a 12b-1 fee and thereby delivered superior performance, Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B).

7. The failure to negotiate the removal of the 12b-1 fees constituted a failure to defray reasonable expenses of the Plaintiff Plans and therefore this failure by Defendant John Hancock (U.S.A.) resulted in a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii).

8. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(ii) and (B), the Plaintiffs Plans and the Plaintiff Participants were denied the full value of their retirement benefits.

9. Pursuant to ERISA §§409 ad 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for (A) the 12b-1 fees they were charged on their investments into funds that were independent of John Hancock and charged them 12b-1 fees and (B) an amount equal to the difference in returns between the lowest priced institutional share class of the independent funds where Defendant John Hancock (U.S.A.) should have, at all times, invested their retirement monies, and the more expensive share class chosen by Defendant John Hancock (U.S.A.).

COUNT V

Breach Of Fiduciary Duties By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§ 404(a)(1)(A)(i) And (ii) And (B), 29 U.S.C. §§1104(a)(1)(A)(i) And (ii) And (B), And The Commission Of Prohibited Transactions By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§406(a)(1)(A) And (D) And (b)(1), (2) And (3), 29 U.S.C. §§1106(a)(1)(A) And (D), And (b)(1), (2) And (3), For Allowing Plaintiffs To Be Charged, By Defendant John Hancock Investment Management Services, The Excessive JHT Investment Advisory/Management Fees, The Excessive JHFII Investment Advisory/Management Fees And The Excessive JHFIII Investment Advisory/Management Fees On Their Investments Into Any Sub-Account Where the Underlying Fund/Portfolio Was Subadvised and Was Contained In The JHT, The JHFII And The JHFIII; Breach Of Fiduciary Duties By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§ 404(a)(1)(A)(i) And (ii) And (B), 29 U.S.C. §§1104(a)(1)(A)(i) And (ii) And (B), And The Commission Of Prohibited Transactions By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§406(a)(1)(A) And (D) And (b)(1), (2) And (3), 29 U.S.C. §§1106(a)(1)(A) And (D) And (b)(1), (2) And (3), For Allowing Plaintiffs To Be Charged, By Defendant John Hancock Investment Management Services, Any Investment Management, Investment Advisory or Similar Fees, On Their Investments Into Any Sub-Account Where The Underlying Fund/Portfolio Was Contained In The JHT, The JHFII And The JHFIII; Liability Of Defendant John Hancock Investment Management Services Pursuant To ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), For Knowingly Participating In The Fiduciary Violations of Defendant John Hancock (U.S.A.)

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. At all relevant times, Defendant John Hancock (U.S.A.) was a fiduciary to the Plaintiffs Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. As explained in Section X, the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees were excessive because these fees represent the investment management fees Defendant John Hancock Investment Management Services, Defendant John Hancock (U.S.A.)'s direct subsidiary, was charging to Plaintiffs on their investments into the subadvised funds/portfolios in the JHT, the JHFII and the JHFIII, when it

was providing no investment management services; rather all such services were provided by the subadvisers to these fund/portfolios, at the subadvisers' own expense.

4. A prudent fiduciary with the stature of Defendant John Hancock (U.S.A.) should have used its stature to negotiate directly with the subadvisers to all of the funds/portfolios in the JHT, the JHFII and the JHFIII, that it offered as the underlying investment options with the Plaintiff Plans, to have the subadviser serve as the adviser to such investment funds/portfolios for the same fees they were charging for serving as the subadvisers (since the subadvisers were already providing all of the investment management services for each of these funds/portfolios, at their own expense). The effect of this would have been to (A) eliminate the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees that were paid to Defendant John Hancock Investment Management Services and borne by Plaintiffs and (B) prevented Defendant John Hancock Investment Management Services and its affiliates Defendants John Hancock Distributors and John Hancock Funds, entities that had previously been fined by the SEC for engaging in a scheme of fraud or deceit with respect to the fees it charged funds, from having any ability to set, influence or receive, fees from the funds/portfolios in the JHT, the JHFII and the JHFIII. Therefore, by not negotiating (A) directly with the subadvisers to each of the funds/portfolios in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans and (B) for the elimination of the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees, Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B).

5. By failing to use its stature to negotiate the removal of the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management with respect to the funds/portfolios in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans, which resulted in no additional services to Plaintiffs, but increased the profitability of its subsidiary as well as Defendant John Hancock (U.S.A.), Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), by failing to discharge its duties solely in the interest of the Plaintiff Plans and Plaintiff Participants.

6. The failure to negotiate the removal of the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees with respect to the funds/portfolios in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans, constituted a failure to defray the reasonable expenses of the Plaintiff Plans on the part of Defendant John Hancock (U.S.A.), since such fees resulted in no services for the Plaintiff Plans. Therefore, Defendant John Hancock (U.S.A.) breached its fiduciary duties pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii).

7. The receipt of the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees with respect to the funds/portfolios in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans, constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §§406(b)(1), (2) and (3), 29 U.S.C. §§1106(b)(1), (2) and (3), because (A) the Excessive JHT

Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees with respect to the funds/portfolios in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans, were derived from assets of the Plaintiff Plans, (B) such fees were not returned to the Plaintiff Plans and/or the Plaintiff Participants, and (C) Defendant John Hancock (U.S.A.) by permitting/causing the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees with respect to the funds/portfolios in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans, was exercising authority and control such that it caused the Plaintiffs to pay it a fee and/or compensation through its subsidiary.

8. The receipt of the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees with respect to the funds/portfolios in the JHT, JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans by Defendant John Hancock Investment Management Services constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §406)(a)(1)(A) and (D), 29 U.S.C. §1106(a)(1)(A) and (D), because (A) Defendant John Hancock Investment Management Services is a party in interest to the Plaintiff Plans, (B) Defendant John Hancock Investment Management Services receipt of the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees with respect to the funds/portfolios in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans, constituted (i) a

sale or exchange of the Plaintiff Plans' properties with a party in interest and (ii) the transfer of assets of the Plaintiff Plans to a party in interest, and (C) such fees were not in the form of reasonable compensation and were not used to benefit the Plaintiff Plans or remitted to them, or the Plaintiff Participants.

9. The receipt of, any investment management, investment advisory or similar fees, by Defendant John Hancock Investment Management Services, on account of Plaintiffs' investments into any funds/portfolios contained in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans, constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §§406(b)(1), (2) and (3), 29 U.S.C. §§1106(b)(1), (2) and (3), because (A) these fees were derived from assets of the Plaintiff Plans, (B) such fees were not returned to the Plaintiff Plans and/or the Plaintiff Participants and (C) Defendant John Hancock (U.S.A.), by permitting/causing these fees to be charged to Plaintiffs was exercising authority and control such that it caused the Plaintiffs to pay it a fee and/or compensation through its subsidiary.

10. The receipt of any investment management, investment advisory or similar fees, by Defendant John Hancock Investment Management Services, on account of Plaintiffs' investments into any funds/portfolios contained in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans constituted prohibited transactions on the part of Defendant John Hancock (U.S.A.) pursuant to ERISA §§406(b(a)(1)(A) and (D), 29 U.S.C. §§1106(a)(1)(A) and (D), because (A) Defendant John Hancock Investment Management Services is a party in interest to the Plaintiff Plans, (B) Defendants John Hancock Investment Management Services receipt of these fees constituted (i) a sale or exchange of the Plaintiff Plans' properties with a party in interest and (ii) the transfer of assets of the Plaintiff Plans to a

party in interest, and (C) such fees were not in the form of reasonable compensation and were not used to benefit the Plaintiff Plans or remitted to them, or the Plaintiff Participants.

11. By allowing Plaintiff Participants and the Plaintiff Plans to be charged any investment management, investment advisory or similar fees, by Defendant John Hancock Investment Management Services, on account of Plaintiffs' investments into any funds/portfolios contained in the JHT, the JHFII and the JHFIII that served as the underlying investment options for the Plaintiff Plans, Defendant John Hancock (U.S.A.) violated ERISA §406, 29 U.S.C. §1106. These unlawful actions constituted breaches of fiduciary duties by Defendant John Hancock (U.S.A.) pursuant to ERISA §§404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), because, violating the law in a manner that increased the charges to Plaintiffs, in a manner that financially benefitted the Defendants, Defendant John Hancock (U.S.A.) was not acting (A) for the exclusive purpose of (i) providing benefits to the Plaintiffs, or (ii) defraying reasonable expenses of administering the Plaintiff Plans or (B) prudently.

12. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the DOL pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

13. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breaches of fiduciary duties pursuant to the ERISA §§404(a)(1)(A)(i) and (ii), and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii), and (B), and the commission of prohibited transactions pursuant to ERISA §§406(a)(1)(A) and (D), and (b)(1), (2) and (3), 29 U.S.C. §§1106(a)(1)(A) and (D), and (b)(1), (2) and (3), the Plaintiffs were denied the full value of their retirement benefits.

14. Pursuant to ERISA §§409 ad 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2)

and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for (A) the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees described herein and (B) any investment management, investment advisory or similar fees received by Defendant John Hancock Investment Management Services described herein.

15. Pursuant to ERISA §502(a)(3), 29 U.S.C. 1132(a)(3), Defendant John Hancock Investment Management Services is liable to the Plaintiff Plans and the Plaintiff Participants for the fees described herein that they received by knowingly participating in the ERISA violations described herein of Defendant John Hancock (U.S.A.).

COUNT VI

Breach Of Fiduciary Duties By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§ 404(a)(1)(A)(i) And (ii) And (B), 29 U.S.C. §§1104(a)(1)(A)(i) And (ii) And (B), And Commission Of Prohibited Transactions Pursuant To ERISA §§406(b)(1) And (3), 29 U.S.C. §§1106(b)(1) And (3), For Defendant John Hancock (U.S.A.)'s Receipt Of Revenue Sharing Payments From Plaintiffs' Investments Into Sub-Accounts Where The Underlying Investment Was For A Fund Independent Of John Hancock And Certain John Hancock Funds/Portfolios Contained In The JHT, The JHFII And The JHFIII

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. At all relevant times, Defendant John Hancock (U.S.A.) acted as a fiduciary to the Plaintiff Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. As set forth in Section X of this Second Amended Class Action Complaint, Defendant John Hancock (U.S.A.) required the advisers to funds that are independent of John Hancock, that Defendant John Hancock (U.S.A.) selected to include as the underlying investment options with the Plaintiff Plans, to make Revenue Sharing Payments to Defendant John Hancock (U.S.A.). These Revenue Sharing Payments were derived from Plaintiffs' investments into these independent funds.

4. As set forth in Section X of this Second Amended Class Action Complaint, Defendant John Hancock (U.S.A.) also received Revenue Sharing Payments from subadvisers (that were independent of John Hancock) to certain funds/portfolios within the JHT, the JHFII and the JHFIII, that were used as the underlying investment options with the Plaintiff Plans. These Revenue Sharing Payments were also derived from Plaintiffs' investments into these funds/portfolios.

5. Based on Defendant John Hancock (U.S.A.)'s disclosure, all Revenue Sharing

Payments, regardless of the fund from which they were remitted, equaled to .50%.

6. As set forth in Section X of this Second Amended Class Action Complaint, Defendant John Hancock (U.S.A.) represented to Plaintiffs that on account of receiving the Revenue Sharing Payments it reduced the AMC fees charged to Plaintiffs.

7. As set forth in Section X of this Second Amended Class Action Complaint, according to the document that discloses these Revenue Sharing Payments, Defendant John Hancock (U.S.A.) stated that the AMC is the cost it incurs for "administrative and record keeping services such as employer statements, participant statements and enrollment kits."

8. The AMC is a component of the Expense Ratio (ER), which means that it is a fee attributable to Plaintiffs' investments into the investment options offered with their Plaintiff Plans.

9. In both versions of the Your Investment Options booklets, Defendant John Hancock (U.S.A.) states that the ER does not include any "participant recordkeeping charges." Further, on the website where Plaintiff Participants monitor their investments, Defendant John Hancock (U.S.A.) states that the Contract Level Fees cover the expenses for "plan installation, enrollment, educational materials, customer service and other participant services."

10. According to Defendant John Hancock (U.S.A.)'s own disclosures, fees for "participant recordkeeping" are independent of the ER, of which the AMC is a component. According to Defendant John Hancock (U.S.A.) Contract Level Fees cover the expenses for enrollment. Therefore, the Revenue Sharing Payments cannot be used to offset these fees since they are charged independently of the AMC.

11. The AMC is a revenue component.

12. As a result all, or a part thereof, of the AMC is a fiction created by Defendant

John Hancock (U.S.A.) so that it appears to Plaintiffs as if they are receiving a reduction in fees on account of Defendant John Hancock (U.S.A.)'s receipt of the Revenue Sharing Payments when in fact those payments only benefit Defendant John Hancock (U.S.A.).

13. The receipt of the Revenue Sharing Payment by Defendant John Hancock (U.S.A.) was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plans' participants and beneficiaries, because rather than accepting the Revenue Sharing Payments, Defendant John Hancock (U.S.A.) should have negotiated with the payer a reduction in the fees that were charged to Plaintiffs by an amount equal to the Revenue Sharing Payments.

14. The receipt of the Revenue Sharing Payments by Defendant John Hancock (U.S.A.) was a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), which requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses because Defendant John Hancock (U.S.A.), rather than accepting the Revenue Sharing Payments, should have negotiated with the payers of these fees a reduction in the fees that were charged to Plaintiffs.

15. Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), by accepting the Revenue Sharing Payments because a prudent fiduciary would have ensured that the Plaintiffs were not subjected to these fees on their investments that generated these payments for Defendant John Hancock (U.S.A.).

16. The receipt of the Revenue Sharing Payments by Defendant John Hancock

(U.S.A.) constituted prohibited transactions pursuant to ERISA §§406(b)(1) and (3), 29 U.S.C. §§1106(b)(1) and (3), because (A) such fees are assets of the Plaintiff Plans, (B) such fees were not returned to the Plaintiff Plans and/or the Plaintiff Participants, (C) Defendant John Hancock (U.S.A.) received these fees for its own personal account from other parties in connection with transactions involving assets of the Plaintiff Plans and (D) Defendant John Hancock (U.S.A.), in receiving these fees, was exercising authority and control such that it caused the Plaintiffs to pay it a fee and/or compensation.

17. On information and belief, the actions of Defendant John Hancock (U.S.A.) are not protected by any of the regulatory exemptions issued by the DOL pursuant to ERISA §408, 29 U.S.C. §1108, or any of the statutory exemptions contained in ERISA §408, 29 U.S.C. §1108.

18. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), and commission of a prohibited transaction pursuant to ERISA §§406(b)(1) and (3), 29 U.S.C. §§1106(b)(1) and (3), the Plaintiffs were denied the full value of their retirement benefits.

19. Pursuant to ERISA §§409 and 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the Revenue Sharing Payments it received.

COUNT VII

Breach Of Fiduciary Duties By Defendant John Hancock (U.S.A.) Pursuant To ERISA §§ 404(a)(1)(A)(i) And (ii) And (B), 29 U.S.C. §§1104(a)(1)(A)(i) And (ii) And (B), For Selecting The JHT-Money Market Trust As The Underlying Money Market Investment Option For The Plaintiff Plans

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. At all relevant times Defendant John Hancock (U.S.A.) acted as a fiduciary to the Plaintiff Plans pursuant to ERISA §§3(21)(A)(i),(ii) and (iii), 29 U.S.C. §§1002(21)(A)(i),(ii) and (iii).

3. Defendant John Hancock (U.S.A.) in its fiduciary capacity selected the JHT-Money Market Trust as the money market fund to offer as the investment option to the Plaintiff Plans.

4. Defendant John Hancock (U.S.A.) knew, or should have known, that on June 25, 2007, the adviser (its subsidiary, Defendant John Hancock Investment Management Services) to the JHT-Money Market Trust was cited and fined by the SEC for engaging in a scheme of fraud or deceit with respect to the fees it charged funds used in annuity products. The SEC also found that Defendant John Hancock Investment Management Services made false statements in SEC filings in connection with this scheme. The SEC publicly announced its findings. Furthermore, Defendant John Hancock Distributors, the distributor to the JHT-Money Market Trust (and an affiliate of Defendant John Hancock (U.S.A.)'s subsidiary), aided and abetted in this scheme. With respect to Plaintiff Plans that were operated through group annuity contracts entered into before June 25, 2007 Defendant John Hancock (U.S.A.) should have replaced the JHT-Money Market Trust with an alternative money market fund. With respect to Plaintiff Plans that were

operated through group annuity contracts entered into on or after June 25, 2007, Defendant John Hancock (U.S.A.) should not have selected the JHT-Money Market Trust as each of those Plaintiff Plan's money market investment option. Defendant John Hancock (U.S.A.) should have selected an alternative money market fund.

5. Money market funds by their nature are a purely administrative product. As such, there is very little difference in the security selection. As a result returns are strongly correlated to the fees charged. Therefore, the money market funds with the least amount of expenses tend to have the best performance and those expenses should be a major concern for a fiduciary in its selection of a money market fund.

6. The Vanguard Prime Money Market Fund is a very well known money market fund. The JHT-Money Market Trust consistently underperformed the Vanguard Prime Money Market Fund (Ticker Symbol: VMRXX). Further, the JHT-Money Market Trust charges fees that are substantially greater than the Vanguard Prime Money Market Fund.

7. Defendant John Hancock (U.S.A.) should have either selected the Vanguard Prime Money Market Fund or a similarly low priced high performance money market fund as the money market fund to offer to the Plaintiff Plans, or, as it subsidiary did with other independent advisers, used its negotiating powers to retain the Vanguard Group, Inc. to manage a separate money market fund that Defendant John Hancock (U.S.A.) could have created for Plaintiffs' investments.

8. Had Defendant John Hancock (U.S.A.) complied with its fiduciary obligations it would not have selected the JHT-Money Market Trust, but would have selected a superior money market fund as the fund to offer to the Plaintiff Plans. This would have resulted in Plaintiffs being charged much lower fees on account of their investments, while also providing

them with higher returns. Furthermore, after selecting the JHT-Money Market Trust, had Defendant John Hancock (U.S.A.) been complying with its fiduciary duties, it would have observed this money market fund's high fees and inferior returns and replaced it with an alternative money market fund. This would have again resulted in the Plaintiffs being charged less fees and receiving superior returns.

9. Defendant John Hancock (U.S.A.)'s initial selection, with respect to any Plaintiff Plan, to use the JHT-Money Market Trust as a Plaintiff Plan's money market investment option resulted in a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i). This statute requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of providing benefits to the plan's participants and beneficiaries. Defendant John Hancock (U.S.A.) violated ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), by selecting the JHT-Money Market Trust as the money market investment option for a Plaintiff Plan because given the JHT-Money Market Trust's high fees and inferior performance, the selection of this fund as a Plaintiff Plan's money market investment option was motivated by Defendant John Hancock (U.S.A.)'s interest in providing high fees to its subsidiary, Defendant John Hancock Investment Management Services, rather than Plaintiffs' interest in having available to them a low fee and high performing money market fund. For the same reasons, after the initial selection, Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), by continuing to offer the JHT-Money Market Trust to any Plaintiff Plan.

10. Defendant John Hancock (U.S.A.)'s initial selection, with respect to any Plaintiff Plan, to use the JHT-Money Market Trust as such Plaintiff Plan's money market investment

option, resulted in a breach of fiduciary duty pursuant to ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii). This statute requires that a fiduciary discharge its duties with respect to the plans for which it serves as a fiduciary solely in the interest of the participants and beneficiaries of such plans and for the exclusive purpose of defraying reasonable expenses. Defendant John Hancock (U.S.A.) violated ERISA §404(a)(1)(A)(ii), 29 U.S.C. §1104(a)(1)(A)(ii), by selecting the JHT-Money Market Trust as a Plaintiff Plan's money market investment option because it was observable that this money market investment option charged high fees while at the same time provided inferior performance, all while less expensive and better performing unaffiliated money market funds were available. Defendant John Hancock (U.S.A.) did not act with the exclusive purpose of defraying the Plaintiff Plans' reasonable expenses when it selected the JHT-Money Market Trust as a Plaintiff Plan's money market investment option, but rather its primary purpose was to provide fees to its subsidiary, Defendant John Hancock Investment Management Services, which increased the Plaintiff Plans' fees. For the same reasons, after the initial selection, Defendant John Hancock (U.S.A.) breached its fiduciary duty pursuant to ERISA §404(a)(1)(A)(i), 29 U.S.C. §1104(a)(1)(A)(i), by continuing to offer the JHT-Money Market Trust to any Plaintiff Plan.

11. The (A) initial selection, (B) continued use from the date of initial selection through June 25, 2007, and (C) continued use following the SEC's June 25, 2007 findings, of the JHT-Money Market Trust as the money market investment option for the Plaintiff Plans, as opposed to a less expensive better performing fund, constituted three separate breaches of fiduciary duties by Defendant John Hancock (U.S.A.) pursuant to ERISA §404(a)(1)(B), 29 U.S.C. §1104(a)(1)(B), because (A) a prudent fiduciary, given the nature of money market funds, would have initially selected one that consistently charged low fees, (B) after selecting the JHT-

Money Market Trust as the money market investment option for the Plaintiff Plans, a prudent fiduciary would have noticed the inferior returns and excessive fees and would have replaced it with an alternative money market fund, and (C) after the SEC's June 25, 2007 findings, a prudent fiduciary would have replaced the JHT-Money Market Trust as the money market investment option it offered to the Plaintiff Plans with an alternative money market fund.

12. As a direct and proximate result of Defendant John Hancock (U.S.A.)'s breach of fiduciary duties pursuant to the ERISA §§ 404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), the Plaintiffs were denied the full value of their retirement benefits.

13. Pursuant to ERISA §§409 and 502(a)(2) and (3), 29 U.S.C. §§1109 and 1132(a)(2) and (3), Defendant John Hancock (U.S.A.) is liable to the Plaintiff Plans and the Plaintiff Participants for the excessive fees they paid, and inferior returns they received, as a consequence of Defendant John Hancock (U.S.A.)'s initial selection of the JHT-Money Market Trust and Defendant John Hancock (U.S.A.)'s failure to replace the JHT-Money Market Trust with an alternative money market investment option after observing its high fees and inferior performance and becoming aware of its adviser's/subsidiary's SEC violations.

ICA CLAIMS

Count VIII
Breach Of Fiduciary Duties Pursuant To ICA §§36(b), 15 U.S.C. §§80a-35(b), For The Excessive JHT Investment Advisory/Management Fees And The Excessive JHFII Investment Advisory/Management Fees Charged By Defendant John Hancock Investment Management Services

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. Pursuant to ICA §36(b), 15 U.S.C. §80-35(b), a security holder of a registered investment company may bring a derivative action against the investment adviser to such company for breach of fiduciary duty for the compensation paid by the registered investment company to the adviser. The compensation received by the adviser will be deemed a breach of fiduciary duty if it is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining. Among the factors a court should consider in evaluating this claim is: (A) the nature and quality of services provided, (B) the profitability of the fund/portfolio to the adviser, (C) the conscientiousness of the fund's/portfolio's board and (D) comparative fee structures.

3. The JHT and the JHFII are registered open end investment management companies under the ICA. The funds/portfolios within them, however, are unregistered.

4. Defendant John Hancock Investment Management Services is a registered investment adviser under the ICA and serves as the adviser to both the JHT and the JHFII, as well as the adviser to each of the funds/portfolios in the JHT and the JHFII.

5. All of the funds/portfolios that are in the JHT and the JHFII fall into two categories: (A) those which are subadvised by a John Hancock affiliated entity and (B) those which are subadvised by an entity independent of John Hancock.

6. Among others, the following funds/portfolios are contained in the JHT: (A) the Money Market Trust and (B) the Small Cap Growth Trust.

7. Among others, the following funds/portfolios are contained in the JHFII: (A) the Lifestyle Fund-Balanced Portfolio, (B) the Lifestyle Fund-Aggressive Portfolio, (C) the Lifestyle Fund-Growth Portfolio, and (D) the Blue Chip Growth Fund.

8. From at least January of 2009 through sometime in June of 2010, Plaintiff Santomenno was invested in: (A) the Money Market Trust, (B) the Blue Chip Growth Fund and (C) the Small Cap Growth Trust.

9. As a consequence of Plaintiff Santomenno's investments in: (A) the Money Market Trust and (B) the Small Cap Growth Trust, she was a security holder of the JHT.

10. As a consequence of Plaintiff Santomenno's investments in the Blue Chip Growth Fund, she was a security holder of the JHFII.

11. From at least January of 2009 through sometime in January of 2010 Plaintiff K. Poley was invested in the Lifestyle Fund-Balanced Portfolio and therefore was a security holder of the JHFII.

12. From at least January of 2009 through sometime in January of 2010 Plaintiff B. Poley was invested in: (A) the Lifestyle Fund-Balanced Portfolio, (B) the Lifestyle Fund-Aggressive Portfolio, and (C) the Lifestyle Fund-Growth Portfolio, and therefore was a security holder of the JHFII.

13. As set forth in Section X, since Plaintiff Santomenno was a security holder of the JHT and the JHFII, she has standing, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), to bring a claim on behalf of the JHT and the JHFII against Defendant John Hancock Investment Management Services for the Excessive JHT Investment Advisory/Management Fees and the

Excessive JHFII Investment Advisory/Management Fees this Defendant received from the JHT and the JHFII.

14. As set forth in Section X, since Plaintiffs K. Poley and B. Poley were security holders of the JHFII, they have standing, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), to bring a claim on behalf of the JHFII against Defendant John Hancock Investment Management for the Excessive JHFII Investment Advisory/Management Fees this Defendant received from the JHFII.

15. Plaintiff Santomenno brings this action as a derivative action, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), to recover from Defendant John Hancock Investment Management Services all of the Excessive JHT Investment Advisory/Management Fees on behalf of the JHT.

16. Plaintiffs Santomenno, K. Poley and B. Poley bring this action as a derivative action, pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), to recover from Defendant John Hancock Investment Management Services all of the Excessive JHFII Investment Advisory/Management Fees on behalf of the JHFII.

17. An examination of: (A) the nature and quality of the adviser's (Defendant John Hancock Investment Management Services) services, (B) the profitability of the fund to the adviser, (C) comparative fee structures and (D) the conscientiousness of the board of directors of the JHT and the JHFII in approving the adviser's fee for each subadvised fund/portfolio in the JHT and the JHFII, demonstrates that the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees paid to Defendant John Hancock Investment Management Services resulted in breaches of fiduciary duties pursuant to ICA §36(b), 15 U.S.C. §80a-35(b), because those fees were so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

18. **Nature and Quality of the Services Rendered.** No investment advisory/management services were provided to the subadvised funds/portfolios in the JHT and the JHFII by Defendant John Hancock Investment Management Services since the subadviser provided all of the investment advisory/management services. Therefore, the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees received by Defendant John Hancock Investment Management Services for each subadvised fund/portfolio in the JHT and the JHFII were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered by Defendant John Hancock Investment Management Services and could not have been the product of arm's length bargaining.

19. **Profitability of the Adviser.** Since Defendant John Hancock Investment Management Services was providing no investment advisory/management services, it was therefore not incurring any fees with respect to any subadvised fund/portfolio in the JHT and the JHFII in connection with providing such (non-existent) services (all such fees were paid by the subadvisers) and therefore the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees Excessive Adviser Fees paid to Defendant John Hancock Investment Management Services were all in the form of profit to this Defendant and thus were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

20. **Conscientiousness of the Boards of the JHT and the JHFII.** As the boards to the JHT and the JHFII and the funds/portfolios within them knew that all of the investment management services were being provided by the subadvisers to each of the subadvised

funds/portfolios in the JHT and the JHFII, and that Defendant John Hancock Investment Management Services had, in the past, been cited by the SEC for misappropriating fund assets through improper fees, each board was not acting conscientiously when it approved the payment of all of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees to Defendant John Hancock Investment Management Services, and therefore such fees were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

Furthermore, the JHT and the JHFII boards' conduct, with respect to the funds/portfolios in the JHT and the JHFII that were subadvised by an entity that was not affiliated with Defendant John Hancock Investment Management Services, was even less conscientious in approving payment of all of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees to Defendant John Hancock Investment Management Services. Despite the fact that Defendant John Hancock Investment Management Services had been fined by the SEC for engaging in a scheme of fraud or deceit with respect to representations it made to the boards of funds that underlie variable annuity products, the boards of the JHT and the JHFII did not feel that the fees paid to unaffiliated subadvisers of funds/portfolios in the JHT and the JHFII were a material factor for their consideration. Specifically, as stated in Section X, the boards made the following representation:

> With respect to its evaluation of the subadvisory agreements (including any sub-subadvisory agreements) with subadvisers not affiliated with the Adviser [Defendant John Hancock Investment Management Services], the Board believes that, in view of the Trust's [referring to JHT and JHFII] 'manager-of-managers' advisory structure, **the costs of the services to be provided and the profits to be realized by those subadvisers that are not affiliated with the Adviser** from their relationship with the Trust generally are not a material factor in the Board's consideration of these subadvisory agreements

> because such fees are paid by the Adviser and not by the Funds and the Board relies on the ability of the Adviser to negotiate the subadvisory fees at arms-length. (emphasis added)

Thus, for this additional reason the JHT and the JHFII boards were not acting conscientiously when they approved the payment of all of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees to Defendant John Hancock Investment Management Services, and therefore such fees were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

21. **Comparative Fee Structures.** The fee charged by the subadviser for each of the subadvised funds/portfolios in the JHT and the JHFII was the necessary fee required to render all of the investment advisory/management services for those funds/portfolios. Since all of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees paid to Defendant John Hancock Investment Management Services, with respect to all of the subadvised funds/portfolios in the JHT and the JHFII, were in excess of the necessary amount, such fees were necessarily so disproportionately large that they bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

22. Plaintiff Santomenno, seeks, pursuant to ICA §36(b)(3), 15 U.S.C. §80a-35(b)(3), on behalf of the JHT and the JHFII, the actual damages resulting from the breach of fiduciary duties by Defendant John Hancock Investment Management Services, up to, including the amount of compensation and payments received from the JHT and the JHFII or, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), rescission of the contracts, that resulted in these breaches, due to their violation of ICA §36(b), 15 U.S.C. §80a-35(b).

23. Plaintiffs K. Poley and B. Poley, seek, pursuant to ICA §36(b)(3), 15 U.S.C. §80a-35(b)(3), on behalf of the JHFII, the actual damages resulting from the breach of fiduciary duties by Defendant John Hancock Investment Management Services, up to, including the amount of compensation and payments received from JHFII, or, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), rescission of the contracts, that resulted in these breaches, due to their violation of ICA §36(b), 15 U.S.C. §80a-35(b).

COUNT IX

Rescission Of Part Of JH Variable Annuity Contracts, Pursuant to ICA § 47(b), 15 U.S.C. § 80a-46(b), That Are In Violation of ICA §26(f), 15 U.S.C. §80a-26(f)(2)

1. Plaintiffs incorporate by reference the allegations in the previous paragraphs of this Second Amended Class Action Complaint.

2. It is unlawful under ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2) "for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell any such contract-

> (A) unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company....

3. For purposes of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), "the fees and charges deducted under the contract shall include all fees and charges imposed for any purpose and in any manner." ICA §26(f)(3), 15 U.S.C. §80a-26(f)(3).

4. Where a contract violates, in whole or part, a provision of the ICA, 15 U.S.C. §80a-1 et seq., it is unenforceable. ICA §47(b), 15 U.S.C. §80a-46(b).

5. Under ICA §47(b), 15 U.S.C. §80a-46(b), any party to such unlawful contract, or non-party that has acquired a right under such unlawful contract, has an express right to bring an action for equitable relief, including rescission of that contract, or its unlawful portions, and restitution. Furthermore, this statute permits recovery against any party that has been unjustly enriched by such unlawful contract.

6. Defendant John Hancock (U.S.A.) stated to the SEC that "shares of JHT are offered only to registered separate accounts of...[Defendant John Hancock (U.S.A.)]...as the underlying investment vehicles of variable life insurance and variable annuity contracts...issued by...[Defendant John Hancock (U.S.A.)]."

7. Defendant John Hancock (U.S.A.) is the issuer/seller of the JH Variable Annuity Contracts. Shares of the JHT are held in Defendant John Hancock (U.S.A.)'s registered separate account(s) to fund the JH Variable Annuity Contracts of the Contractholders Class (which includes Plaintiff Santomenno).

8. All members of the Contractholders Class were charged fees by Defendant John Hancock (U.S.A.) on investments (whether directly or indirectly) into a fund/portfolio in the JHT, which were: (A) unreasonable in relation to the services rendered, (B) unreasonable in relation to the expenses incurred and (C) unreasonable in connection with the risks that Defendant John Hancock (U.S.A.) assumed in connection with the JH Variable Annuity Contracts.

9. With respect to all of the subadvised funds/portfolios within the JHT (as described above), the subadvisers rendered all of the investment advisory/management services at their own expense, while Defendant John Hancock Investment Management Services, for rendering no investment advisory/management services, still retained investment advisory/management fees (and in many cases these fees were significant). These improper and excessive fees retained by Defendant John Hancock Investment Management Services, with respect to the funds/portfolios within the JHT, as explained above, are referred to as the Excessive JHT Investment Advisory/Management Fees.

10. Members of the Contractholders Class that are/were parties to, or non-parties that have acquired rights under, a Defendant John Hancock (U.S.A.) group variable annuity contact, as stated above, this sub-set group of the Contractholders Class is hereinafter referred to as the "Contractholders Class-Group Annuity Sub-Class" (this sub-class includes Plaintiff

Santomenno), were also (as explained above) charged the improper Sales and Service Fees by Defendant John Hancock (U.S.A.). These fees were charged on investments where the underlying fund/portfolio was contained in the JHT. The Sales and Service Fees should not have been charged to this sub-class and were improper because (as explained above): (A) the Sales and Service Fees should have been equal to the underlying funds'/portfolios' 12b-1 fees because they were charged for the same type of service contemplated by the 12b-1 fees, (B) the appropriate 12b-1 fee for members of the Contractholders Class-Group Annuity Sub-Class, given the nature of their investments (retirement monies through a 401(k) that were pooled together with other large pools of assets), was zero, and as the Sales and Service Fees were charged for the same type of service contemplated by the 12b-1 fees, they should have also been set to zero, (C) the Sales and Service Fees were duplicative of the underlying funds'/portfolios' 12b-1 fees since the board of the JHT approved the funds'/portfolios' 12b-1 fees for the purpose of distributing the Sub-Account units and (D) while the Sales and Service Fees were represented to Plaintiffs as being used for distribution and marketing, they were never actually used for that purpose but rather were retained by Defendant John Hancock (U.S.A.) as revenue.

11. Members of the Contractholders Class-Group Annuity Sub-Class (this sub-class includes Plaintiff Santomenno) were also charged improper 12b-1 fees on account of their investments into funds/portfolios within the JHT. Almost all of the funds/portfolios in the JHT charged a 12b-1 fee equal to at least .05%. Charging members of this sub-class 12b-1 fees on account of their investments into the funds/portfolios of the JHT was improper because (as explained above), given the nature of their investments (retirement monies through a 401(k) that were pooled together with other large pools of assets), the 12b-1 fees, if they had been set as a

result of an arm's length negotiation, would have been equal to zero.

12. The funds/portfolios in the JHT are the underlying investment vehicles of the JH Variable Annuity Contracts. These contracts were funded by registered separate accounts. Therefore, Defendant John Hancock (U.S.A.) charged members of the Contractholders Class the Excessive JHT Investment Advisory/Management Fees as well as charging members of the Contractholders Class-Group Annuity Sub-Class, the Sales and Service Fees and the 12b-1 fees, with respect to their investments into the funds/portfolios in the JHT.

13. The Excessive JHT Investment Advisory/Management Fees, which Defendant John Hancock (U.S.A.) charged to members of the Contractholders Class, and then remitted to its subsidiary Defendant John Hancock Investment Management Services, were in violation of ICA §26(f), 15 U.S.C. §80a-26(f), for the following reasons:

a. According to the JHT N-1A filings dated April 24, 2008, April 30, 2009, February 22, 2010 and April 28, 2010, Defendant John Hancock Investment Management Services did not provide any investment advisory/management services for the Excessive JHT Investment Advisory/Management Fees it received. Rather, the subadvisers to the funds/portfolios in the JHT rendered all of the investment advisory/management services at their own expense. Therefore, the Excessive JHT Investment Advisory/Management Fees were unreasonable in relation to the investment advisory/management services (none) rendered by Defendant John Hancock Investment Management Services on behalf of the subadvised funds/portfolios within the JHT. Thus the fees and charges deducted under the annuity contracts which members of the Contractholders Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

b. The fee charged by the subadviser for each of the subadvised funds/portfolios in the JHT represented the fees necessary to render all of the investment advisory/management services for each of the subadvised funds/portfolios in the JHT. These subadvisory agreements were allegedly the product of an arm's length negotiation. The Excessive JHT Investment Advisory/Management Fees for each subadvised fund/portfolio in the JHT, in all cases, therefore exceeds the fees that an entity could charge if such fees were negotiated through an arm's length negotiation, for providing all of the investment advisory/management services to the funds/portfolios in the JHT. Therefore, the Excessive JHT

Investment Advisory/Management Fees were unreasonable in relation to the services rendered and thus the fees and charges deducted under the annuity contracts which members of the Contractholders Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

c. According to the JHT N-1A filings dated April 24, 2008, April 30, 2009, February 22, 2010 and April 28, 2010, all of the expenses associated with providing the investment advisory/management services were borne by the subadvisers to each of the subadvised funds/portfolios in the JHT. As Defendant John Hancock Investment Management Services was not incurring any investment advisory/management expenses, the full amount of the Excessive JHT Investment Advisory/Management Fees for each of the subadvised funds/portfolios in the JHT were all profit to it and its parent, Defendant John Hancock (U.S.A.)[13], and these were profits incurred for providing no investment advisory/management services. Therefore, the Excessive JHT Investment Advisory/Management Fees were unreasonable in relation to the investment advisory/management expenses (none) that Defendant John Hancock Investment Management Services incurred in connection with the subadvised funds/portfolios in the JHT and thus the fees and charges deducted under the annuity contracts which members of the Contractholders Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

d. Defendant John Hancock (U.S.A.) was not assuming any risk in connection with its receipt of the Excessive JHT Investment Advisory/Management Fees. These fees were simply paid to its subsidiary Defendant John Hancock Investment Management Services and resulted in a profit to both entities. In the event that a member of the Contractholders Class wanted some form of guarantee on their investments into a fund/portfolio of the JHT (which would have resulted in the assumption of a risk on the part of Defendant John Hancock (U.S.A.)), on information and belief, all of the JH Variable Annuity Contracts required the payment of a fee in addition to the Excessive JHT Investment Advisory/Management Fees. Therefore, the receipt of the Excessive JHT Investment Advisory/Management Fees, with respect to each subadvised fund/portfolio in the JHT, were unreasonable in relation to the risks assumed by Defendant John Hancock (U.S.A.). Thus the fees and charges deducted under the annuity contracts which members of the Contractholders Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

14. On information and belief the practices summarized in the sub-sections of the

---

[13] According to Defense Exhibit I, page 929, "JHIMS LLC [Defendant John Hancock Investment Management Services] is our affiliate [Defendant John Hancock (U.S.A.] and we indirectly benefit from any investment management fees JHIMS LLC retains."

preceding paragraph have been ongoing for the entire time period applicable to members of the Contractholders Class' claims.

15. The Sales and Service Fees associated with the investments where the underlying fund/portfolio was contained in the JHT, which Defendant John Hancock (U.S.A.) charged to the Contractholders Class-Group Annuity Sub-Class, were in violation of ICA §26(f), 15 U.S.C. §80a-26(f), for the following reasons:

a. Defendant John Hancock (U.S.A.) disclosed to members of the Contractholders Class-Group Annuity Sub-Class that the Sales and Service Fees charged on Sub-Accounts where the underlying investment was a fund/portfolio in the JHT, would be used for distribution and marketing of the associated Sub-Accounts. Contrary to this disclosure, Defendant John Hancock (U.S.A.) retained the Sales and Services Fees as revenue rather than using these fees to pay for any services. As no services were rendered for the Sales and Service Fees, these fees were unreasonable in relation to the services rendered and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

b. According to Defendant John Hancock (U.S.A.) the Sales and Service Fees, charged on Sub-Accounts where the underlying funds/portfolios were contained in the JHT, were to be used for distribution and marketing of the Sub-Accounts units. This fee should have been equal to the appropriate 12b-1 fee of the underlying funds/portfolios. The Sales and Service Fees, unlike 12b-1 fees, are set without board oversight acting in a fiduciary capacity. Given the nature of the members of the Contractholders Class-Group Annuity Sub-Class investments (retirement monies through a 401(k) that were pooled together with other large pools of assets prior to depositing the investment in the underlying fund/portfolio), the market would not have supported a 12b-1 fee on their investments into the funds/portfolios within the JHT. Thus, as the 12b-1 fees should have been equal to zero, the corresponding Sales and Services Fees should have also equaled zero. As the Sales and Service Fees exceeded what the market would have commanded on members of the Contractholders Class-Group Annuity Sub-Class investments into funds/portfolios within the JHT, the Sales and Service Fees were unreasonable in relation to the services rendered and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

c. Defendant John Hancock (U.S.A.) disclosed to members of the Contractholders Class-Group Annuity Sub-Class that the Sales and Service Fees charged on Sub-Accounts where the underlying investment was a fund/portfolio in the JHT would be used for distribution and marketing of the associated Sub-Accounts. Contrary to this disclosure, Defendant John Hancock (U.S.A.) retained the Sales and Services Fees as revenue rather than using these fees to pay for any services. As no services were rendered for the Sales and Service Fees, no expenses were incurred. Therefore the Sales and Service fees were unreasonable in relation to the expenses incurred and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

d. Defendant John Hancock (U.S.A.) was not assuming any risk in connection with its receipt of the Sales and Service Fees, it retained these fees as revenue. As no risks were assumed by Defendant John Hancock (U.S.A.) in connection with its receipt of the Sales and Service Fees, these fees were unreasonable in relation to the risks assumed by it and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

16. On information and belief the practices summarized in the sub-sections of the preceding paragraph have been ongoing for the entire time period applicable to members of the Contractholders Class-Group Annuity Sub-Class' claims.

17. The 12b-1 fees that Defendant John Hancock (U.S.A.) permitted to be charged to members of the Contractholders Class-Group Annuity Sub-Class on their investments through the Plaintiff Plans where the underlying investment was a fund/portfolio in the JHT, by its subsidiary Defendant John Hancock Investment Management Services, that were ultimately remitted back to Defendant John Hancock (U.S.A.) or its affiliates, were in violation of ICA §26(f), 15 U.S.C. §80a-26(f), for the following reasons:

a. Given the nature of members of the Contractholders Class-Group Annuity Sub-Class' investments (retirement monies through a 401(k) that were pooled together with other large pools of assets) and based on a comparison of the 12b-1 fees charged by comparable funds receiving the same type of investments, it was inappropriate to charge a 12b-1 fee to members of this sub-class on their investments through a Plaintiff Plan where the underlying investment was a fund/portfolio within the JHT. If the 12b-1 fees with respect to the funds/portfolios in the JHT were set through the product of an arm's length negotiations, they would have equaled zero. On information and belief, these 12b-1 fees were paid to Defendant John Hancock (U.S.A.) or its affiliates, through the entire time period applicable to this sub-class' claims since, according to the JHT N-1A filing on April 30, 2009: "Currently, all such payments [the 12b-1 fees derived from investments into funds/portfolios within the JHT] are made to insurance companies affiliated with the Adviser [Defendant John Hancock Investment Management Services] and Distributor [Defendant John Hancock Distributors]. However, payments may be made to non-affiliated insurance companies in the future." As an arm's length negotiation would have resulted in no 12b-1 fees being charged to members of the Contractholders Class-Group Annuity Sub-Class, the services contemplated by these 12b-1 fees were either (A) not necessary or (B) could have been accomplished in the open market without the charging of 12b-1 fees, and thus these fees were unreasonable in relation to the services rendered. Therefore, the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

b. Since the charging of 12b-1 fees to members of the Contractholders Class-Group Annuity Sub-Class on their investments into funds/portfolios in the JHT was inappropriate, any expenses incurred in connection with these services were also inappropriate and unreasonable. Thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

c. No risks were assumed by Defendant John Hancock (U.S.A.) in connection with allowing members of the Contractholders Class-Group Annuity Sub-Class to be charged 12b-1 fees, nor were any risks assumed when these fees were ultimately remitted back to Defendant John Hancock (U.S.A.) or its affiliates. As no risks were assumed in connection with the charging and retention of the 12b-1 fees by Defendant John Hancock (U.S.A.), these 12b-1 fees were unreasonable in relation to the risks assumed by it, and thus the fees and charges deducted under the group annuity contracts which members of the Contractholders Class-Group Annuity Sub-Class are/were parties to, or non-parties that acquired rights under, were unreasonable in the aggregate.

18. On information and belief the practices summarized in the sub-sections of the preceding paragraph have been ongoing for the entire time period applicable to members of the

Contractholders Class-Group Annuity Sub-Class' claims.

19. Since (A) the Excessive JHT Investment Advisory/Management Fees are in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), (B) they are charged pursuant to a JH Variable Annuity Contract and (C) the Contractholders Class are/were either parties to a JH Variable Annuity Contract, or non-parties that acquired rights under a JH Variable Annuity Contract, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), members of the Contractholders Class are entitled to rescission of any JH Variable Annuity Contract, or a portion thereof, in an amount equal to the Excessive JHT Investment Advisory/Management Fees that they paid.

20. Since (A) the Sales and Service Fees, where the underlying investment was in a fund/portfolio in the JHT, and the 12b-1 fees charged on investments in funds/portfolios within the JHT, were in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), (B) the Sales and Service Fees and 12b-1 fees were charged pursuant to a JH Variable Annuity Contract and (C) the Contractholders Class-Group Annuity Sub-Class are/were either parties to a JH Variable Annuity Contract, or non-parties that acquired rights under a JH Variable Annuity Contract, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), members of the Contractholders Class-Group Annuity Sub-Class are entitled to rescission of any JH Variable Annuity Contract, or a portion thereof, in an amount equal to the Sales and Service Fees and the 12b-1 fees that they paid.

21. For all JH Variable Annuity Contracts rescinded on the basis of their unlawfulness under ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), the Contractholders Class (including the Contractholders Class-Group Annuity Sub-Class) seeks restitution pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), against Defendant John Hancock (U.S.A.), which was unjustly enriched by its collection of unreasonable fees and charges deducted under void provisions of the JH Variable

Annuity Contracts.

22. Pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), the Contractholders Class (including the Contractholders Class-Group Annuity Sub-Class) is entitled to have the value of the JH Variable Annuity Contracts restored to the amount such contracts would be worth but for the imposition of the unreasonable fees and charges collected by Defendant John Hancock (U.S.A.) (or with respect to the 12b-1 fees, its subsidiary Defendant John Hancock Investment Management Services) under the JH Variable Annuity Contracts in violation of ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2).

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray that this Court:

A. Certify this action as a class action pursuant to Federal Rules of Civil Procedure 23(b)(1), 23(b)(2) and 23(b)(3);

B. Declare, with respect to ERISA,:

1. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B) and 406(b)(1) and (3), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B) and 1106(b)(1) and (3), by charging the Plaintiffs the Sales and Services Fees;

2. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B) and §§406(a)(1)(A) and (D) and (b)(1), (2) and (3), 29 U.S.C.. §§ 1104(a)(1)(A)(i) and (ii) and (B) and 1106(a)(1)(A) and (D) and (b)(1), (2) and (3), for charging Plaintiffs (or authorizing its subsidiary to charge) 12b-1 fees on their investments into any fund/portfolio that was contained in the JHT, the JHFII and the JHFIII;

3. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), for allowing plaintiffs to be charged 12b-1 fees on their investments into any fund that was independent of John Hancock;

4. That Defendant John Hancock (U.S.A.) violated ERISA §§ 404(a)(1)(A)(i) and (ii) and (B) and 406(a)(1)(A) and (D) and (b)(1), (2) and (3), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B) and 1106(a)(1)(A) and (D) and (b)(1), (2) and (3), for charging Plaintiffs (or authorizing its subsidiary to charge) the Excessive JHT Investment Advisory/Management Fees, the Excessive JHFII Investment Advisory/Management Fees and the Excessive JHFIII Investment Advisory/Management Fees;

5. That Defendant John Hancock (U.S.A.) violated ERISA §§ 404(a)(1)(A)(i) and (ii) and (B) and 406(a)(1)(A) and (D) and (b)(1), (2) and (3), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B) and 1106(a)(1)(A) and (D) and (b)(1), (2) and (3), for charging Plaintiffs (or authorizing its subsidiary to charge) any investment management, investment advisory or similar fees, on account of their investments into any Sub-Account where the underlying fund/portfolio was contained in the JHT, the JHFII and the JHFIII.

6. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B) and 406(b)(1) and (3), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B) and 1106(b)(1) and (3), for its receipt of the Revenue Sharing Payments;

7. That Defendant John Hancock (U.S.A.) violated ERISA §§404(a)(1)(A)(i) and (ii) and (B), 29 U.S.C. §§1104(a)(1)(A)(i) and (ii) and (B), for selecting the JHT-Money Market Trust as the money market option for Plaintiffs instead of a less expensive better performing money market fund;

8. That Defendants John Hancock Investment Management Services, John Hancock Distributors and John Hancock Funds are liable to Plaintiffs pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), for knowingly participating in the fiduciary violations of Defendant John Hancock (U.S.A.);

9. That, pursuant to ERISA §§502(a)(2) and (3), 29 U.S.C. §§1132(a)(2) and (3), all Defendants and any subsidiaries of the Defendants that received monies from the Plaintiffs, disgorge all such monies, and any earnings thereon, and refund such monies to the Plaintiffs;

10. That, pursuant to ERISA §502(a)(3), 29 U.S.C. §1132(a)(3), Defendant John Hancock (U.S.A.) abstain from contracting or investing, on behalf of any Plaintiff, with any of its

affiliates or subsidiaries; and

11. That, pursuant to ERISA §502(g), 29 U.S.C. §1132(g), that Plaintiffs be paid reasonable costs and attorneys fees.

C. Declare, with respect to the ICA,:

1. That all of the Excessive JHT Investment Advisory/Management Fees and the Excessive JHFII Investment Advisory/Management Fees, with respect to the subadvised funds/portfolios in the JHT and the JHFII, constitute a breaches of fiduciaries duty pursuant to ICA §36(b), 15 U.S.C. §80a-35(b);

2. That Defendant John Hancock Investment Management Services pay to Plaintiffs the actual damages resulting from its breaches of fiduciary duties, pursuant to ICA §36(b)(3), 15 U.S.C. § 80a-35(b)(3) or, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), the rescission of the contracts authorizing such fees due to their violation of ICA §36(b), 15 U.S.C. §80a-35(b);

3. That with respect to the Contractholders Class, the JH Variable Annuity Contracts violate ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), due to the charging of all of the Excessive JHT Investment Advisory/Management Fees, and that such contracts are rescinded, pursuant to ICA §47(b), 15 U.S.C. §80a-46(b), to the extent the Contractholders Class paid such fees;

4. That with respect to the Contractholders Class-Group Annuity Sub-Class, the JH Variable Annuity Contracts violate ICA §26(f)(2), 15 U.S.C. §80a-26(f)(2), due to the charging of all of the Sales and Service Fees where the underlying investment was for a fund/portfolio in the JHT and due to the charging of 12b-1 fees to this sub-class on investments into the funds/portfolios in the JHT, and that such contracts are rescinded, pursuant to ICA §47(b), 15

U.S.C. §80a-46(b), to the extent the Contractholders Class-Group Annuity Sub-Class paid such fees;

5. That Defendant John Hancock (U.S.A.) was unjustly enriched by the Contractholders Class (including Contractholders Class-Group Annuity Sub-Class), who paid unreasonable fees and charges under void contractual provisions of the JH Variable Annuity Contracts; and

6. That the Contractholders Class (including the Contractholders Class-Group Annuity Sub-Class), pursuant to ICA §47(b)(3), 15 U.S.C. §80a-46(b)(3), is entitled to have the value of their JH Variable Annuity Contracts restored, to the amount such contracts would be worth, but for the imposition of unreasonable fees and charges collected by Defendant John Hancock (U.S.A.) under the JH Variable Annuity Contracts, in violation of ICA §26(f)(2),15 U.S.C. §80a-26(f)(2).

D. Order Defendants to make disgorgement of all fees, equitable restitution and other appropriate equitable monetary relief as the Court deems just.

E. Order the Defendants to pay damages to Plaintiffs in an amount sufficient to restore them to the position they would have been in had the wrongs alleged herein not been committed.

F. Award interest, costs, attorney fees and such other relief as it deems just.

JURY DEMAND

All Plaintiffs demand a trial by jury on all claims so triable.

SZAFERMAN, LAKIND,
BLUMSTEIN & BLADER, P.C.

Dated: October 22, 2010

s/ Robert L. Lakind
Robert L. Lakind

Levy, Phillips & Konigsberg

Dated: October 22, 2010

s/Moshe Maimon
Moshe Maimon

TABLE I

THE EXAMPLE PLAN JH FUNDS FROM THE EXAMPLE PLAN INVESTMENT MENU WHERE THE JOHN HANCOCK FUND WAS CLONED FROM AN INDEPENDENT FUND

JH U.S. GOVERNMENT SECURITIES INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JIUSX (eff. 12/09)**	**WATFX (eff. 7/09)**
FER: .77%	Mgt. Fee: .62%	Mgt Fee: .41%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .09%	Other Exp.: .07%
ER: 1.27%	Tot. Exp.: .76%	Tot. Exp. .48%
(12/07)	**JIUSX (eff. 12/07)**	**WATFX (eff. 8/08)**
FER: .77%	Mgt. Fee: .61%	Mgt Fee: .41%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .10%	Other Exp.: .03%
ER: 1.27%	Tot. Exp.: .76%	Tot. Exp. .44%

JH BLUE CHIP GROWTH INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JIBCX (eff. 12/09)**	**TRBCX (eff. 5/09)**
FER: .89%	Mgt. Fee: .81%	Mgt Fee: .61%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .04%	Other Exp.: .19%
ER: 1.39%	Tot. Exp.: .90%	Tot. Exp. .80%
(12/07)	**JIBCX (eff. 12/07)**	**TRBCX (eff. 5/08)**
FER: .90%	Mgt. Fee: .81%	Mgt Fee: .60%
AMC: .00%	12b-1 fees: .05%	12b-1 fees: .00%
S&S: .50%	Other Exp.: .03%	Other Exp.: .17%
ER: 1.40%	Tot. Exp.: .89%	Tot. Exp. .77%

JH VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JEVLX (12/09)**	**MSAIX (eff. 10/09)**
FER: .85%	Mgt. Fee: .74%	Mgt Fee: .72%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .06%	Other Exp.: .47%
ER: 1.35%	Tot. Exp.: .85%	Tot. Exp. 1.19%
(12/07)	**JEVLX (eff. 5/08)**	**MSAIX (eff. 10/07)**
FER: .84%	Mgt. Fee: .74%	Mgt Fee: .72%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .04%	Other Exp.: .29%
ER: 1.34%	Tot. Exp.: .83%	Tot. Exp. 1.01%

JH MID VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JEMUX(12/09)**	**TRMCX (eff. 5/09)**
FER: 1.13%	Mgt. Fee: .98%	Mgt Fee: .66%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .10%	Other Exp.: .17%
ER: 1.63%	Tot. Exp.: 1.13%	Tot. Exp. .83%
(12/07)	**JEMUX (eff. 5/08)**	**TRMCX (eff. 5/08)**
FER: 1.10%	Mgt. Fee: .97%	Mgt Fee: .65%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .07%	Other Expenses: .14%
ER: 1.60%	Tot. Exp.: 1.09%	Tot. Exp. .79%

JH SMALL COMPANY VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source of Clone
(9/09)	**JISVX (eff. 12/09)**	**PRSVX (eff. 5/09)**
FER: 1.12%	Mgt. Fee: 1.03%	Mgt Fee: .66%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Acq. Fund fees: .01%	Acq. Fund Exp. .07%
ER 1.62%	Other Exp.: .05%	Other Exp.: .19%
	Tot. Exp. 1.14%	Tot. Exp. .92%
(12/07)	**JISVX (eff. 12/07)**	**PRSVX (eff. 5/08)**
FER: 1.12%	Mgt. Fee: 1.02%	Mgt Fee: .65%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .04%	Acq. Fund Exp: .01%
ER: 1.62%	Tot. Exp.: 1.11%	Other Exp.: .16%
		Tot. Exp. .82%

JH INTERNATIONAL VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source of Clone
(9/09)	**JIVIX(eff. 12/09)**	**TEMWX (eff. 1/10)**
FER: .98% AMC: .00% S&S: .50% ER: 1.48%	Mgt. Fee: .82% 12b-1 Fees: .05% Other Exp.: .11% Tot. Exp.: .98% Exp. Reimb.: .02% Net Operating Exp.: .96%	Mgt Fee: .62% 12b-1 Fees: .00% Other Exp.: .24% Tot. Exp. .86%
(12/07)	**JIVIX (eff. 12/07)**	**TEMWX (eff. 2/08)**
FER: 1.01% AMC: .00% S&S: .50% ER: 1.51%	Mgt. Fee: .80% 12b-1 Fees: .05% Other Exp.: .13% Tot. Exp.: .98%	Mgt Fee: .61% 12b-1 Fees: .00% Other Exp.: .20% Tot. Exp. .81%

JH TOTAL RETURN INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JITRX(eff. 12/09)**	**PMBIX(eff. 12/08)**
FER: .79%	Mgt. Fee: .68%	Mgt Fee: .50%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .05%	Other Exp.: .00%
ER: 1.29%	Tot. Exp.: .78%	Tot. Exp. .50%
(12/07)	**JITRX (eff. 12/07)**	**PMBIX (eff. 03/08)**
FER: .82%	Mgt. Fee: .70%	Mgt Fee: .50%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .08%	Other Exp.: .00%
ER: 1.32%	Tot. Exp.: .83%	Tot. Exp. .50%

JH REAL RETURN BOND INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JIRRX (12/09)**	**PRRIX (eff. 10/09)**
FER: .80%	Mgt. Fee: .68%	Mgt Fee: .45%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .06%	Other Exp.: .20%
ER: 1.30%	Tot. Exp.: .79%	Tot. Exp. .65%
(12/07)	**JIRRX (eff. 12/07)**	**PRRIX (eff. 7/08)**
FER: .80%	Mgt. Fee: .69%	Mgt Fee: .25%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .05%	Other Exp.: .20%
ER: 1.30%	Tot. Exp.: .79%	Tot. Exp. .45%

JH GLOBAL BOND INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JIGDX(eff. 12/09)**	**PIGLX (eff. 7/08)**
FER: .88%	Mgt. Fee: .70%	Mgt Fee: .25%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .11%	Other Exp.: .59%
ER: 1.38%	Tot. Exp.: .86%	Tot. Exp. .84%
(12/07)	**JIGDX (eff. 12/07)**	**PIGLX (eff. 7/08)**
FER: .84%	Mgt. Fee: .70%	Mgt Fee: .25%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .11%	Other Exp.: .59%
ER: 1.34%	Tot. Exp.: .86%	Tot. Exp. .84%

JH ALL CAP VALUE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source for Clone
(9/09)	**JICVX(eff. 12/09)**	**LLCYX (eff. 2/10)**
FER: .97%	Mgt. Fee: .84%	Mgt Fee: .40%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .07%	Other Exp.: .52%
ER: 1.47%	Tot. Exp.: .96%	Tot. Exp. .92%
(12/07)	**JICVX (eff. 12/07)**	**LLCYX (eff. 3/08)**
FER: .94%	Mgt. Fee: .82%	Mgt Fee: .40%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .10%	Other Exp.: .41%
ER: 1.44%	Tot. Exp.: .97%	Tot. Exp. .81%
		Exp. Reimb.: .21%
		Net Exp.: .60%

JH SMALL CAP GROWTH INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund	Source of Clone
(9/09)	**JESGX (12/09)**	**VEXRX (eff. 2/10)**
FER: 1.19%	Mgt. Fee: 1.06%	Mgt Fee: .30%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .08%	Other Exp.: .04%
ER: 1.69%	Tot. Exp.: 1.19%	Tot. Exp.: .34%
(12/07)	**JESGX (eff. 5/08)**	**VEXRX (eff. 4/08)**
FER: 1.23%	Mgt. Fee: 1.07%	Mgt Fee: .20%
AMC: .00%	12b-1 Fees: .05%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .06%	Other Exp.: .03%
ER: 1.73%	Tot. Exp.: 1.18%	Tot. Exp. .23%
	Exp. Reimb.: .01%	
	Net Exp.: 1.17%	

TABLE II

THE EXAMPLE PLAN JH FUNDS FROM THE EXAMPLE PLAN INVESTMENT MENU WHERE THE JOHN HANCOCK FUND WAS NOT CLONED FROM AN INDEPENDENT FUND

JH INTERNATIONAL CORE INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**GOCIX (07/09)**
FER: 1.10%	Mgt. Fee: .89%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .16%
ER: 1.60%	Tot. Exp.: 1.10%
(12/31/07)	**GOCIX (eff. 7/08)**
FER: 1.20%	Mgt. Fee: .89%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .22%
ER: 1.70%	Tot. Exp.: 1.16%
	Exp. Reimb.: .02%
	Net Exp.: 1.14%

JH LIFESTYLE-CONSERVATIVE PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JILCX (eff. 4/10)**
FER: .89%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .03%
ER: 1.49%	Acquired Fund fees & exp.: .77%
	Tot. Exp.: .89%
(12/07)	**JILCX (eff. 5/08)**
FER: .90%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .02%
ER: 1.50%	Acquired Fund fees & exp.: .80%
	Tot. Exp.: .91%

JH LIFESTYLE-MODERATE PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JILMX (eff. 4/10)**
FER: .90%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .03%
ER: 1.50%	Acquired Fund Fees & Exp.: .78%
	Tot. Exp.: .90%
(12/ 07)	**JILMX (eff. 5/08)**
FER: .94%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .02%
ER: 1.54%	Acquired Fund Fees & Exp.: .83%
	Tot. Exp.: .94%

JH LIFESTYLE-BALANCED PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JILBX(04/10)**
FER: .89%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .03%
ER: 1.49%	Acquired Fund Fees & Exp.: .77%
	Tot. Exp.: .89%
(12/07)	**JILBX(eff. 5/08)**
FER: .97%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .02%
ER: 1.57%	Acquired Fund Fees & Exp.: .86%
	Tot. Exp.: .97%

JH LIFESTYLE-GROWTH PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JILGX(eff. 4/10)**
FER: .93%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: 05%
S&S: .50%	Other Expenses: .03%
ER: 1.53%	Acquired Fund Fees & Exp. .81%
	Tot. Exp.: .93%
(12/07)	**JILGX (eff.5/08)**
FER: .98%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .02%
ER: 1.58%	Acquired Fund Fees & Exp.: .88%
	Tot. Exp.: .99%

JH LIFESTYLE-AGGRESSIVE PORTFOLIO INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH fund
(9/09)	**JILAX(eff. 4/10)**
FER: .98%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Exp.: .%.03
ER: 1.58%	Acquired Fund fees & exp.: .86%
	Tot. Exp.: .98%
(12/07)	**JILAX(eff. 5/1/08)**
FER: 1.02%	Mgt. Fee: .04%
AMC: .10%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .02%
ER: 1.62%	Acquired Fund fees & exp.: .93%
	Tot. Exp.: 1.04%

JH MONEY MARKET INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JHOXX (05/09)**
FER: .58%	Mgt. Fee: .47%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .06%
ER: 1.08%	Tot. Exp.: .58%
(12/07)	**JHOXX(eff. 12/07)**
FER: .56%	Mgt. Fee: .48%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .03%
ER: 1.06%	Tot. Exp: 056%
	Contract. Reimb Exp.: .01%
	Net. Exp.: .55%

JH STRATEGIC INCOME INVESTMENT OPTION

Fees:

Sub-Account	Underlying JH Fund
(9/09)	**JESNX (05/09)**
FER: .82%	Mgt. Fee: .69%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .08%
ER: 1.32%	Tot. Exp.: .82%
(12/07)	**JESNX (12/07)**
FER: .90%	Mgt. Fee: .69%
AMC: .00%	12b-1 Fees: .05%
S&S: .50%	Other Expenses: .09%
ER: 1.40%	Tot. Exp.: .83%

TABLE III

THE EXAMPLE PLAN INDEPENDENT FUNDS FROM THE EXAMPLE PLAN INVESTMENT MENU (I.E., PLAINTIFFS' INVESTMENT WAS INTO A FUND INDEPENDENT OF JOHN HANCOCK)

DAVIS NEW YORK VENTURE INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Class A)** **(eff. 12/09)** **(Ticker: NYVTX)**	**Fund (Class Y)** **(eff. 12/09)** **(Ticker: DNYVX)**
FER: .85% AMC: .03% S&S: .50% ER: 1.38%	Mgt. Fee: .49% 12b-1 Fees: .24% Other Exp.: .19% Tot. Exp.: .92% (Front end sales: 4.75%) (Deferred Sales charge .50% If purchase over $1 mm and sell within one year)	Mgt Fee: .49% 12b-1 Fees: .00% Other Exp.: .14% Tot. Exp. .63% (No front end sales)
(12/07)	**Fund (Class A) (eff. 11/07)** **(Ticker: NYVTX)**	**Fund (Class Y) (eff. 11/07)** **(Ticker: DNYVX)**
FER: .85% AMC: .03% S&S: .50% ER: 1.38%	Mgt. Fee: .48% 12b-1 Fees: .25% Other Expenses: .12% Tot. Exp.: .85% (Front end sales: 4.75%) (Deferred Sales charge .50% If purchase over $1 mm and sell within one year)	Mgt Fee: .48% 12b-1 fees: .00% Other Expenses: .11% Tot. Exp. .59% (No front end sales)
Performance:		
Total Return	Class A 7/31/09: -20.08% 7/31/08: -12.77% 7/31/07: 14.03% 7/31/06: 10.15% 7/31/05: 16.34% 7/31/04: 18.10%	Class Y 7/31/09: -19.88% 7/31/08: -12.53% 7/31/07: 14.34% 7/31/06: 10.44% 7/31/05: 16.68% 7/31/04: 18.53%

MUTUAL DISCOVERY INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
	Fund (Class Z) (eff. 5/09)	**Fund (Class Z) (eff. 5/09)**
(9/09)	**Ticker: MDISX**	**Ticker: MDISX**
FER: 1.02%	Mgt. Fee: .76%	Mgt Fee: .76%
AMC: .25%	12b-1 Fees: .00%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .26%	Other Exp.: .26%
ER: 1.77%	Tot. Exp.: 1.02%	Tot. Exp. 1.02%
	(No front end sales)	(No front end sales)
	Fund (Class A) (eff. 5/08)	**Fund (Class Z) (eff. 5/08)]**
(12/07)	**Ticker: TEDIX**	**Ticker: MDISX**
FER: 1.36%	Mgt. Fee: .75%	Mgt Fee: .75%
AMC: .00%	12b-1 Fees: .31%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .26%	Other Exp.: .26 %
ER: 1.86%	Tot. Exp.: 1.32%	Tot. Exp. 1.01%
	(5.75% front end sales)	(No front end sales)
	(2.00% redemption fee w/in 7 days)	(2.00% redemption fee w/in 7 days)

Performance:

Total Return	**Class A**	**Class Z**
	12/31/09: 20.89%	12/31/09: 21.31%
	12/31/08: -26.73%	12/31/08: -26.55%
	12/31/07: 10.96%	12/31/07: 11.32%
	12/31/06: 23.02%	12/31/06: 23.43%
	12/31/05: 15.29%	12/31/05: 15.70%
	12/31/04: 18.98%	12/31/04: 19.39%

THE GROWTH FUND OF AMERICA INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Class R5)** **(eff. 11/09)** **(Ticker: RGAFX)**	**Fund (Class R6)** **(eff. 11/09)** **(Ticker: RGAGX)**
FER: .37%	Mgt. Fee: .28%	Mgt Fee: .28%
AMC: .45%	12b-1 Fees: .00%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .12%	Other Exp.: .09%
ER: 1.32%	Tot. Exp.: .40%	Tot. Exp. .37%
	(No front end sales)	(No front end sales)
(12/07)	**Fund (Class R3)** **(eff. 11/07)** **(Ticker: RGACX)**	**Fund (Class R5)** **(eff. 11/07)** **(Ticker: RGAFX)**
FER: .93%	Mgt. Fee: .27%	Mgt Fee: .27%
AMC: .00%	12b-1 Fees: .50%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .19%	Other Exp.: .11%
ER: 1.43%	Tot. Exp.: .96%	Tot. Exp. .38%
	(No front end sales)	(No front end sales)

Performance:

Total Return	**Class R3**	**Class R5**	**Class R6**[14]
	8/31/09: -17.78%	8/31/09: -17.30%	5/1-8/31/09: 15.17%
	8/31/08: -8.50%	8/31/08: -7.96%	
	8/31/07: 16.33%	8/31/07: 16.97%	
	8/31/06: 9.30%	8/31/06: 9.92%	
	8/31/05: 20.83%	8/31/05: 21.52%	
	8/31/04: 8.28%	8/31/04: 9.02%	

[14] Class commenced operation on May 1, 2009.

DOMINI SOCIAL EQUITY INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Investor Class) (eff. 11/09)**	**Fund (Institutional Class) (eff. 11/09)**
	Ticker: DSEFX	**Ticker: DIEQX**
FER: 1.20%	Mgt. Fee: .30%	Mgt Fee: .30%
AMC: .15%	12b-1 Fees: .25%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .76%	Other Expenses: .50%
ER: 1.85%	Tot. Exp.: 1.31%	Tot. Exp. .80%
	Fee waiver: .06%	Fee waiver: .00%
	Net exp. 1.25%	Net exp.: .80%
	(No front end sales)	(No front end sales)
	(2% redemption fee w/in 30 days)	(2% redemption fee w/in 30 days)
(12/07)	**Fund (Investor Class) (11/07)**	**Fund (Class R) (eff. 11/07)**
	Ticker: DSEFX	**Ticker: DSFRX**
FER: 1.15%	Mgt. Fee: .30%	Mgt Fee: .30%
AMC: .15%	12b-1 Fees: .25%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .69%	Other Expenses: .60%
ER: 1.80%	Tot. Exp.: 1.24%	Tot. Exp. .90%
	Fee waiver: .09%	Fee waiver: .05%
	Net exp. 1.15%	Net exp.: .85%
	(No front end sales)	(No front end sales)
	(2.00% redemption fee w/in 30 days)	(2.00% redemption fee w/in 30 days)

Performance:

Total Return	**Investor Class**	**Class R**	**Institutional Class**
	7/31/09: -17.48%	7/31/09: -17.23%	7/31/09: 20.93%*
	7/31/08: -11.84%	7/31/08: -11.52%	
	7/31/07: 15.11%	7/31/07: 15.43%	
	7/31/06: .72%	7/31/06: 1.04%	
	7/31/05: 10.68%	7/31/05: 11.04%	
	7/31/04: 11.24%	7/31/04: 4.14%**	

* Institutional Class commenced operations on 11/28/08
**Class R commenced operations on 11/28/03

OPPENHEIMER GLOBAL INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Class Y)** **(eff. 1/10)** **(Ticker: OGLYX)**	**Fund (Class Y)** **(eff. 1/10)** **(Ticker: OGLYX)**
FER: .70% AMC: .25% S&S: .50% ER: 1.45%	Mgt. Fee: .67% 12b-1 Fees: .00% Other Expenses: .18% Tot. Exp.: .85% (No front end sales)	Mgt Fee: .67% 12b-1 Fees: .00% Other Expenses: .18% Tot. Exp. .85% (No front end sales)
(12/07)	**Fund (Class A) (eff. 12/07)** **(Ticker: OPPAX)**	**Fund (Class Y)** **(eff. 12/07)** **(Ticker: OGLYX)**
FER: 1.05% AMC: .00% S&S: .50% ER: 1.55%	Mgt Fee: .62% 12b-1 Fees: .24% Other Expenses: .19% Tot. Exp. 1.05% (5.75% front end sales) (2.0% Redemption fee w/in 30 days)	Mgt Fee: .62% 12b-1 Fees: .00% Other Expenses: .06% Tot. Exp. .68% (No front end sales) (2.0% Redemption fee w/in 30 days)

Performance:

Total Return	**Class A**	**Class Y**
	9/30/09: 3.58 %	9/30/09: 4.02%
	9/30/08: -27.90%	9/30/08: -27.61%
	9/30/07: 20.58%	9/30/07: 21.00%
	9/30/06: 13.13%	9/30/06: 13.57%
	9/30/05: 26.40%	9/30/05: 26.76%
	9/30/04: 19.58%	9/30/04: 19.89%

COLUMBIA VALUE AND RESTRUCTURING INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09) FER: .94% AMC: .25% S&S: .50% ER: 1.69%	**Fund (Class Z) (eff. 8/09)** **(Ticker: UMBIX)** Mgt. Fee: .75% 12b-1 Fees: .00% Other Exp.: .19% Tot. Exp.: .94% (No front end sales)	**Fund (Class Z) (eff. 8/09)** **(Ticker: UMBIX)** Mgt Fee: .75% 12b-1 Fees: .00% Other Exp.: .19% Tot. Exp. .94% (No front end sales)
(12/07) FER: 1.05% AMC: .15% S&S: .50% ER: 1.70%	**Fund (Class A) (10/07)**[15] **(Ticker: UMBIX)** Mgt. Fee: .60% 12b-1 Fees: .25% Other Exp.: .56% Tot. Exp.: 1.41% Fee waiver: .27% Net fee: 1.14% (5.75% front end sales) (1% deferred sales) (2.00% redemption fee)	**Fund (Class Z) (eff. 7/07)** **(Ticker: UMBIX)** Mgt Fee: .75% 12b-1 Fees: .00% Other Exp.: .19% Acquired Fund Fees .05% Tot. Exp. .99% (No front end sales)

Performance:

Total Return	**Class A** 3/31/09: -48.51% 3/31/08: -9.41%	**Class Z** 3/31/09: -48.39% 3/31/08: -1.74%

[15] On March 31, 2008, share classes of Excelsior Value and Restructuring Fund were reorganized into Class Z.

AMERICAN FUNDS EUROPACIFIC GROWTH INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Class R5) (eff. 6/09) (Ticker: RERFX)**	**Fund (Class R6) (eff. 6/09)[16] (Ticker: RERGX)**
FER: .54%	Mgt. Fee: .43%	Mgt Fee: .43%
AMC: .45%	12b-1 Fees: .00%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .11%	Other Exp.: .08%
ER: 1.49%	Tot. Exp.: .54%	Tot. Exp. .51%
	(No front end sales)	(No front end sales)
(12/07)	**Fund (Class R3) (eff. 7/08) (Ticker: RERCX)**	**Fund (Class R5) (eff. 7/08) (Ticker: RERFX)**
FER: 1.11%	Mgt. Fee: .42%	Mgt Fee: .42%
AMC: .00%	12b-1 Fees: .50%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .19%	Other Expenses: .13%
ER: 1.61%	Tot. Exp.: 1.11%	Tot. Exp. .55%
	(No front end sales)	(No front end sales)

Performance:

Total Return	**Class R3**	**Class R5**
	3/31/09: -40.70%	3/31/09: -40.37%
	3/31/08: 6.05%	3/31/08: 6.64%
	3/31/07: 16.20%	3/31/07: 16.91%
	3/31/06: 29.85%	3/31/06: 30.56%
	3/31/05: 11.68%	3/31/05: 12.38%
	3/31/04: 56.46%	3/31/04: 57.49%

---

[16] No return information was available for Class R6

AMERICAN CENTURY VISTA INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Investor Class) (eff. 3/10)**	**Fund (Inst. Class) (eff. 3/10)**[17]
	(Ticker: TWCVX)	**(Ticker: TWVIX)**
FER: 1.00%	Mgt. Fee: 1.00%	Mgt Fee: .80%
AMC: .15%	12b-1 Fees: .00%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .01%	Other Exp.: .01%
ER: 1.65%	Tot. Exp.: 1.01%	Tot. Exp. .81%
	(No front end sales)	(No front end sales)
(12//07)	**Fund (Investor Class) (3/08)**	**Fund (Inst. Class)(eff. 3/08)**
	(Ticker: TWCVX)	**(Ticker: TWVIX)**
FER: 1.00%	Mgt. Fee: 1.00%	Mgt Fee: .80%
AMC: .15%	12b-1 Fees: .00%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .00%	Other Exp.: .00%
ER: 1.65%	Tot. Exp.: 1.00%	Tot. Exp. .80%
	(No front end sales)	(No front end sales)

Performance:

Total Return	**Investor Class**	**Institutional Class**
	10/31/09: -2.41%	10/31/09: -2.12%
	10/31/08: -43.58%	10/31/08: -43.50%
	10/31/07: 49.39%	10/31/07: 49.68%
	10/31/06: 9.07%	10/31/06: 9.33%
	10/31/05: 14.08%	10/31/05: 14.26%
	10/31/04: 9.77%	10/31/04: 9.99%

[17] Institutional Class Shares are not available to Insurance Companies for Variable Annuity or Variable Life Insurance products. Investor Class is therefore the least expensive share class available.

ROYCE OPPORTUNITY INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)	**Fund (Service Class) (eff. 5/09)**	**Fund (Inst. Class) (eff. 5/09)**
	(Ticker: RYOFX)	**(Ticker: ROFIX)**
FER: 1.46%	Mgt. Fee: 1.00%	Mgt Fee: 1.00%
AMC: .15%	12b-1 Fees: .25%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .21%	Other Exp.: .06%
ER: 2.11%	Tot. Exp.: 1.46%	Tot. Exp. 1.06%
	(No front end sales)	(No front end sales)
	(1.00% redemption fee w/in 180 days)	
(12/07)	**Fund (Service Class) (eff. 5/08)**	**Fund (Inst. Class) (eff. 5/08)**
	(Ticker: RYOFX)	**(Ticker: ROFIX)**
FER: 1.29%	Mgt. Fee: .99%	Mgt Fee: .99%
AMC: .15%	12b-1 Fees: .25%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .15%	Other Exp.: .03%
ER: 1.94%	Tot. Exp.: 1.39%	Tot. Exp. 1.02%
	Exp. Reimb.: .05%	(No front end sales)
	Net Exp.: 1.34%	
	(No front end sales)	
	(1.00% redemption fee w/in 180 days)	

Performance:

Total Return	Service Class	Institutional Class
	12/31/09: 61.72%	12/31/09: 62.23%
	12/31/08: -45.76%	12/31/08: -45.66%
	12/31/07: -2.22%	12/31/07: -1.89%
	12/31/06: 18.51%	12/31/06: 18.85%
	12/31/05: 4.66%	12/31/05: 4.90%
	12/31/04: 17.22%	12/31/04: 17.57%

JOHN HANCOCK CLASSIC VALUE INVESTMENT OPTION (treated by Defendant John Hancock (U.S.A.) similar to an Independent Investment Option)

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(12/07)[18]	**Fund (Class A) (eff. 5/08) (Ticker: PZFVX)**	**Fund (Institutional Class) (eff. 5/08) (Ticker: JCVIX)**
FER: 1.30%	Mgt. Fee: .82%	Mgt Fee: .82%
AMC: .05%	12b-1 Fees: .25%	12b-1 Fees: .00%
S&S: .50%	Other Exp.: .21%	Other Exp.: .10%
ER: 1.85%	Tot. Exp.: 1.28%	Tot. Exp. .92%
	(5.00% front end sales)	(No front end sales)

Performance:

Total Return	**Class A**	**Institutional Class**
	10/31/09: 19.84%	10/31/09: 20.32%
	10/31/08: -42.50%[19]	10/31/08: -42.33%[20]
	12/31/07: -14.20%	12/31/07: -13.86%
	12/31/06: 16.54%	12/31/06: 17.01%
	12/31/05: 8.81%	12/31/05: 9.28%
	12/31/04: 14.28%	12/31/04: 14.77%

[18] This ceased being an investment option sometime in 2009.

[19] For the ten-month period ended 10/31/08. The fund changed its fiscal year from 12/31 to 10/31.

[20] For the ten-month period ended 10/31/08. The fund changed its fiscal year from 12/31 to 10/31.

T. ROWE PRICE EQUITY INCOME INVESTMENT OPTION

Fees:

Sub-Account	Class Chosen by JH	Appropriate Class
(9/09)[21]	**Fund(Advisor Class) (eff. 5/09) (Ticker: PAFDX)**	**Fund (Investor Class) (eff. 5/09) (Ticker: PRFDX)**
FER: .92%	Mgt. Fee: .56%	Mgt Fee: .56%
AMC: .10%	12b-1 Fees: .25%	12b-1 Fees: .00%
S&S: .50%	Other Expenses: .11%	Other Expenses: .15%
ER: 1.52%	Tot. Exp.: .92%	Tot. Exp. .71%
	(No front end sales)	(No front end sales)

Performance:

Total Return	**Advisor Class**	**Investor Class**
	12/31/09: 25.40%	12/31/09: 25.62%
	12/31/08: -35.88%	12/31/08: -35.75%
	12/31/07: 3.03%	12/31/07: 3.30%
	12/31/06: 18.92%	12/31/06: 19.14%
	12/31/05: 4.03%	12/31/05: 4.26%
	12/31/04: 14.85%	12/31/04: 15.05%

[21] 2008 data is not provided for this investment because it only became available to Plaintiffs sometime in 2009.